EXHIBIT 99.D

DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA

DATED November 28, 2014

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2014. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

TABLE OF CONTENTS

SUMMARY INFORMATION	3

INTRODUCTION	5

REPUBLIC OF SOUTH AFRICA	7
Area and Population	7
Government and Political Parties	8
Land Reform	14
Mining Industry Reform	15
Crime Prevention	18
International Relations	22
Regional Arrangements	24
Development Finance Institutions (DFIs)	26
Public Health	27

THE SOUTH AFRICAN ECONOMY	30
Overview	30
Informal Sector of the Economy	55
Prices and Wages	60

MONETARY AND FINANCIAL SYSTEM	62
The SARB	62
Monetary Policy	62
Financial System Stability	67
Regulation of the Financial Sector	67
Financial Sector Charter	70
Credit Allocation	72
Capital Markets	74
Exchange Controls	77
Gold and Foreign Exchange Contingency Reserve Account (GFECRA)	81

THE EXTERNAL SECTOR OF THE ECONOMY	82
Foreign Trade	82

PUBLIC FINANCE	93
Background	93
The Budget Process	97
MTBPS	98
Taxation	102
Company Tax	103
Revenue	106
Financing	108
Public Enterprises	109

NATIONAL GOVERNMENT DEBT	116
General	116
Summary of Internal National Government Debt	117
Summary of External National Government Debt	118
Guaranteed Debt	119
Debt Service Costs	119
Debt Record	121
Tables and Supplementary Information	121

In this document, the government of the Republic of South Africa is referred to as the “National Government”, “the Government” or the “South African Government”. The currency of the Republic of South Africa (South Africa) is the South African Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or U.S. Dollars (US$, $ or Dollars), except as otherwise specified. See “The External Sector of the Economy — Reserves and Exchange Rates” for the average rates for the Rand against the Dollar for each of the years 2009 through 2013 and for the 11-month period ended November 30, 2014. On November 26, 2014, the exchange rate, as reported by the South African Reserve Bank (SARB), was R10.9594 per Dollar (or 9.1245 U.S. cents per Rand).

The Republic’s fiscal year begins on April 1 and ends on March 31. For example, the 2014 fiscal year refers to the fiscal year beginning April 1, 2013 and ending March 31, 2014. Economic data presented in this description is presented on a calendar year basis unless reference is made to the relevant fiscal year or the fiscal year is otherwise indicated by the context. For example, economic data referring to the “first quarter” of 2014 refers to data as at, or for the three months ended, June 30, 2013. Economic data referring to the “first three months” of 2014, by contrast, refers to data as at, or for the three months ended, March 31, 2014.

Unless otherwise indicated, references to gross domestic product (GDP) are to real GDP, calculated using constant prices in order to adjust for inflation (with 2005 as a base year), and % changes in GDP refer to changes as compared to the previous year or the same quarter of the previous year, unless otherwise indicated.

Unless otherwise stated herein, references in this description to the 2014-2015 Budget are to the 2014-2015 National Budget as released in February 2014 and not as amended by the Medium Term Budget Policy Statement (MTBPS) released on October 22, 2014. References to the 2014-2015 Consolidated Budget, which includes the 2014-2015 National Budget as part thereof, shall be construed accordingly.

Some figures included in this document have been subject to rounding adjustments. As a result, sum totals of data presented in this document may not precisely equate to the arithmetic sum of the data being totaled.

SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

	As of and for the year ended December 31,					As of and for the six months ended June 30,(1)
	2009	2010	2011	2012	2013	2014
	Rand (million) (except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal GDP(2)	2,408,075	2,673,772	2,932,730	3,138,980	3,385,369	3,570,238	(3)
Real GDP(4)	1,786,900	1,843,008	1,909,343	1,956,444	1,993,433	504,465	(3)
Real % change from prior year	(1.5)%	3.1%	3.6%	2.5%	1.9%	0.6%
Change in per capita earnings (%)(5)	(2.7%)	(2.0)%	2.4%	1.3%	0.6%	N/A
Total merchandise exports	513,864	590,207	712,141	717,936	817,724	475,549
Unemployment rate (%)	24.0%	24.9%	24.80%	24.9%	24.7%	25.5	%(7)
Balance of trade (Rand billion) (13)	(27.3)	(2.874)	(24.916)	(116.523)	(71.365)	(47.299	)(6)
Balance of payments
Current account	(97,062)	(52,613)	(68,090)	(164,548)	(197,179)	(53,250	)(6)

	As of and for the year ended December 31,						As of and for the six months ended June 30,(1)
	2009	2010	2011	2012	2013		2014
	Rand (million) (except percentages)
Financial account	131,324	87, 434	65,882	175,065	138,538	(7)	30,714	(6)
Change in gross gold and other foreign reserves	(24,289)	(2,076)	107,194	33,123	89,631		(4,474)
Rand/Dollar exchange rate (average)	8.44	7.32	7.25	8.21	9.65		10.79	(8)
Consumer prices (2012/12=100)	84.6	88.2	92.6	97.8	103.4		107.7	(9)
Producer prices (2012/12=100))	86.6	88.6	93.5	100	106		114.3	(9)
Average monthly yields for listed National Government debt securities 5-10 yrs	8.25	7.41	8.01	6.50	7.73		7.97
Average monthly yields for listed National Government debt securities > 10 yrs	8.70	8.38	8.51	7.37	8.32		8.34

	As of and for the fiscal year ended March 31,
	2009	2010	2011	2012	2013	2014(11)	2015(12)
Main Government Revenue	608,795.7	579,678.6	762,873.4	842,263.3	909,275.8	1,012,700.0	1,093,900.0
% of GDP(2)	26.4%	23.8%	27.7%	28.2%	28.4%	29.2%	29.0%
Main Government Expenditure	635,953.3	747,196.8	879,947.4	953,053.0	1,045,211.7	1,1474,400.0	1,247,100.0
% of GDP(2)	27.6%	30.5%	32.0%	32.0%	32.7%	33.2%	33.0%
Main Budget Deficit	(27,715.6)	(27,715.6)	(167,518.2)	(144,620)	(165,730.0)	(162,940.0)	(162,940.0)
% of GDP(2)	0.9%	(1.2)%	(6.7)%	(4.9)%	(-5.2)%	(4.7)%	(4.7)%
Net borrowing requirement	(23,238.3)	(161,754.8)	(133,232.3)	(144,619.3)	(165,733.9)	(162,942.3)	(162,942.3)
Change in cash and other balances(10)	(8,091.4)	(30,128.9)	(41,350.1)	(22,219.0)	24,328.0	-11,139	7,522

Notes:—

N/A = not available

(1)	First half of 2014, seasonally adjusted and annualized.
(2)	At market prices.
(3)	Estimate for first half of 2014, seasonally adjusted and annualized.
(4)	At constant 2005 prices.
(5)	Real growth rate in per capita earnings, at constant 2005 prices.
(6)	Estimates to June 30, 2014.
(7)	Quarterly Labour Force Survey (QLFS) as of September 30, 2014.

(8)	Rand/Dollar rates are averages for the period through November 26, 2014.
(9)	As of July 30, 2014. Calculated based on the average values over the seven months.
(10)

The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the SARB and the Tax and Loans Accounts with commercial banks).

(11)	Final outcome for fiscal year 2014, as reflected in the MTBPS (October 2014).
(12)	Estimates as revised and reflected in the MTBPS (October 2014).
(13)	Total Trade figures from 2013 onwards includes trade with Botswana, Lesotho, Namibia and Swaziland (BLNS countries)

Source: South African National Treasury, SARB and Statistics SA (Stats SA).

The estimates included in this Annual Report are based on the 1993 System of National Accounts (SNA) published by the United Nations in co-operation with other international organizations. This means that the methodology, concepts and classifications are in accordance with the latest guidelines of an internationally agreed system of national accounts. The estimates of real GDP are expressed in terms of a 2005 base year. Revision of the estimates for all components of the national accounts is done from time to time based on the availability of data.

Statistics South Africa (Stats SA) who compile the expenditure side of national accounts have rebased certain GDP estimates in the Statistical Release, P0441, Gross Domestic Product, Third Quarter 2014 dated November 25, 2014 in terms of a 2010 base year. However, other figures in the national accounts are still in the process of being recalculated for the updated base year. Accordingly, in order to maintain comparability and consistency of data, all national account figures have been expressed in this Annual Report in terms of the 2005 base year.

INTRODUCTION

South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. The South African economy is diverse and supported by a well-developed legal system and a sophisticated financial system. The major strengths of the South African economy are its services and manufacturing sectors, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal.

The country’s fifth fully democratic national elections took place in May 2014, and saw the ruling African National Congress (ANC) maintaining its significant majority in Parliament. A number of minority parties make up the balance of the seats presently held in the National Assembly, including the National Freedom Party (NFP, 6 seats), United Democratic Movement (UDM, 4 seats), the Freedom Front Plus (VF Plus, 4 seats), the African Independent Congress (AIC, 3 seats), the Pan African Congress (PAC,1 seat), and the African People’s Convention (APC, 1 seat). The Azanian People’s Organisation (AZAPO), The United Christian Democratic Party (UCPC) and the Minority Front (MF) all lost their seats in the National Assembly due to their failure to meet the minimum vote threshold.

The 2014 MTBPS estimates that South Africa’s economic performance has deteriorated over the past several years. Gross domestic product (GDP) growth of 1.4 %is estimated in 2014, down from 3.6% in 2011. As in many other economies, the National Government has taken steps to mitigate the impact of the global economic crisis on the economy through more expansionary fiscal and monetary policies and measures to support ailing industries. Factors constraining short-term economic performance include electricity and other infrastructure constraints, low levels of business and consumer confidence, and moderate employment and personal disposable income growth. GDP growth is forecast to improve over the medium term as infrastructure constraints ease, private investment recovers and exports grow. Economic growth is expected to rise gradually over the medium term, reaching 3% by 2017. The improving outlook is expected to be supported by moderate global growth, rising exports to the rest of the continent, the easing of transport and logistics constraints as infrastructure projects are completed, a stabilization of electricity supply and a recovery in private investment.

Over the past three years, fiscal consolidation has been hampered by lower-than-expected economic growth and revenue collection. Rand depreciation and higher inflation have pushed up the level of debt and debt service costs on foreign-currency denominated and inflation-linked bonds, but have also helped to offset the weaker revenue outlook.

The 2014/15 budget deficit is projected at 4.1% of GDP. Gross tax revenue has been revised downwards by R10 billion in the current year, owing to underperformance on corporate income tax, customs duties, value added tax and the fuel levy – and downside risks remain that the key drivers of revenue growth may underperform by more than is expected due to lower than expected GDP growth. Lower tax revenue estimates have been partly offset by higher than anticipated receipts from financial transactions, reflecting premiums on inflation-linked bonds and higher revaluation profits on foreign-currency transactions. The borrowing requirement is also eased by projected under spending of R6.2 billion in the current year.

The Tax Review Committee that was established in July 2013 by the Minister of Finance is mandated to inquire into the role of the tax system in promoting inclusive economic growth, employment creation, development and fiscal sustainability. Its recommendations will inform any changes to tax policy.

In line with the economic outlook and the fiscal policy considerations, the government has adjusted its plans for the three-year spending period ahead. Moderate real growth in spending is expected to enable the government to finance most of the key priorities of the National Development Plan as expressed in the medium-term strategic framework (MTSF). Expenditure will remain focused on social services (education and skills development, health and social protection), which is budgeted to account for about 42.0% of allocated spending over the medium-term expenditure framework (MTEF) period. About 18.0% of spending will be directed towards the provision, management and regulation of the social and economic infrastructure. The Government intends to continue to pursue greater efficiency and value for money in achieving its goals.

Over the medium term the Government will seek to ensure that growth in employment and earnings does not threaten the expenditure ceiling. Specific attention will be paid to restraining growth in administrative posts. Since 2005, more than 250,000 personnel have been added to national and provincial government payrolls, with the largest increases in education, health care and criminal justice. While most of the new positions were created for teachers, nurses and police officers, there is concern about the growth of managerial and administrative staffing across government.

South Africa believes that its debt-to-GDP ratio remains sustainable. In a recent assessment, the International Monetary Fund reached the same conclusion. Government’s debt management strategy focuses on debt sustainability, keeping the cost of debt as low as possible, maintaining access to global capital markets and diversifying funding instruments. The strategy also seeks to ensure continued bond market development, drawing on the strength of South Africa’s deep and liquid capital markets. To limit external vulnerability, debt is largely denominated in domestic currency. Maturities are increasingly long term. The main budget net borrowing requirement is projected to increase from R149.8 billion in 2014/15 to R163.8 billion in 2015/16, and R174.5 billion in 2016/17. National government net debt is projected to reach 45.9% of GDP in 2017/18.

State-owned companies are at the center of South Africa’s infrastructure expansion. State corporations are expected to borrow on the strength of their balance sheets, rather than being funded from the fiscus. Net loan debt, provisions and contingent liabilities are expected to remain well within the Southern African Development Community’s macroeconomic convergence target of 60% of GDP.

In the third quarter of 2014, quarterly changes reflected an increase in the number of people employed (22,000) and a decrease in unemployment (3,000). This resulted in a slight decrease in the unemployment rate from 25.5% in the second quarter of 2014 to 25.4% in the third quarter. Increases in employment were observed in both the formal and informal sectors (88,000 and 28,000, respectively). Employment increased by 16,000 people in the agricultural sector, while a decrease of 110,000 was observed in private households. The quarterly increase of 137, 000 among the economically inactive population was driven by an increase in discouraged job-seekers (95,000).

The headline Consumer Price Index (CPI) (for all urban areas) annual inflation rate in September 2014 was 5.9% as compared to the corresponding annual rate of 6.4% in August 2014. On average, prices were unchanged between August 2014 and September 2014.

MAP OF THE REPUBLIC OF SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the north east, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline.

South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Colored” to persons of mixed race. While the National Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.

South Africa’s population is approximately 54 million people as at June 30, 2014, of which 27.6 million people, representing 49% of the population, are female. Approximately 80.2 % are Black, 8.8% are Colored, 2.5% are Indian/Asian and 8.4% are White (source: Stats SA Mid-year population estimate 2014). The most densely populated parts of South Africa are the four major industrialized areas, the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape (which includes Cape Town) and the Port Elizabeth/Uitenhage area of the Eastern Cape.

Stats SA estimates the average life expectancy in South Africa for females to be 61.4 years, and for males to be 57.7 years. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread and the morbidity and mortality of the disease (see “— Public Health — HIV, AIDS and Tuberculosis (TB)”).

South Africa has a diverse population consisting of Afrikaans and English-speaking Whites, Asians (including Indians), Coloreds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2011, isiZulu is the mother tongue of 22.6% of the population, followed by isiXhosa at 15.9%, Sepedi at 9.1%, Afrikaans at 7.9%, and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.5% (source: Census 2011).

Government and Political Parties

Constitution

Following the repeal of apartheid legislation, South Africa held its first fully democratic national election in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa’s Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms”. The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to access to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces. The Constitution provides for a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting.

The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.

The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects 10 representatives.

The Constitution provides for national elections every five years and places all elections and referendums in the country for all three spheres of government (national, provincial and local) under the control of the Independent Electoral Commission (IEC). The most recent national and provincial elections were held in May 2014. The next municipal elections are expected to take place in 2016.

Each province has its own executive authority, the premier. The premiers are elected by each Provincial legislature from among its members. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces, and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces.

Political Parties

The ANC, which was founded in 1912 and which led the struggle against apartheid, is the ruling party in eight of the nine South African provinces and is the most influential party in South Africa in terms of the size of its electoral constituency support. Following the May 2014 elections, the ANC occupies 249 of the National Assembly’s 400 seats.

Every five years the ANC holds a National Conference, which is its highest decision-making body, and which decides the policies of the ANC, adopts proposed constitutional amendments and elects the National Executive Committee. At its 53rd National Conference, held in Mangaung, Free State Province from December 16-20, 2012, the ANC re-elected the current President of South Africa, Jacob Zuma, as president of the ANC, and Cyril Ramaphosa as his deputy. The 80-member National Executive Committee, which is the party’s highest decision-making body between conferences, was also elected at the National Conference.

The ANC Youth League (ANCYL), under the former leadership of Julius Malema and its principal spokesperson, Floyd Shivambu, made a number of public statements during the last three years calling for the nationalisation of mines and mining assets. The ANCYL has also advocated for the nationalization of banks and the expropriation of agricultural land without compensation. Various ANC officials have responded by stating that nationalization is neither government nor ANC policy.

In November 2011, Julius Malema faced disciplinary hearings for allegedly bringing the ANC party into disrepute and sowing division in the party ranks. The disciplinary committee found him guilty and suspended Malema from the ANC for five years. Mr. Malema appealed the decision. In April 2012, the National Disciplinary Committee of Appeals (NDCA) dismissed the appeal by Mr. Malema. With regards to Mr. Malema’s disciplinary hearing held in May 2010, the sanction imposed by the National Disciplinary Committee (NDC) that Mr. Malema’s ANC membership be suspended for a period of two years was confirmed. In respect of the hearing held in 2011, the NDCA confirmed the sanction imposed by the NDC that Mr. Malema be expelled from the ANC.

Following his expulsion from the ANC, Julius Malema launched the Economic Freedom Fighters (EFF) party in 2013 with himself as its leader. The launch of the EFF marked the second launch of a new political party during 2013. In February 2013, former World Bank Managing Director and anti-apartheid activist Dr. Mamphela Ramphele announced the launch of the Agang SA. In the May 2014 elections, the EFF won 25 seats in the National Assembly, while Agang SA won 2 seats.

The Democratic Alliance (DA), founded in 2000 and led since 2007 by Helen Zille, currently serves as the official opposition in the National Assembly. In the 2009 elections, the DA won 67 of the 400 seats in the National Assembly and after the 2014 national and provincial elections it now holds 89 seats.

On August 15, 2010, the DA and the Independent Democrats announced that the two parties had ratified a memorandum of understanding, paving the way for complete integration by 2014. The memorandum of understanding makes provision for Independent Democrat members of the National Assembly and Provincial Legislatures to hold dual membership until the next national and provincial elections in 2014.As of the May 2014 elections, all remaining dual members of the Independent Democrats became members of the DA as per the memorandum of understanding.

On November 10, 2008, a faction of the ANC broke away from the party and launched a new political party, called the Congress of the People (COPE), led by former ANC chief whip and Defense Minister Mosiuoa Lekota and former Gauteng Premier Mbhazima Shilowa. COPE won 30 seats in the National Assembly following the April 2009 elections. Since then, there has been a protracted leadership dispute between Mr. Lekota and Mr. Shilowa. The South Gauteng High Court validated Mr. Lekota as the rightful head of COPE in a ruling handed down in October 2013, however Mr. Shilowa has indicated that he is likely to continue to challenge for a position within COPE through the courts.

The Inkatha Freedom Party (IFP) was founded in 1975. In 2009, the IFP won 218 seats in the National Assembly, decreasing to 10 seats in May 2014 elections. In the May 2011 municipal elections, the IFP was unable to lodge the required documentation in time to contest the local government election in Umzumbe, an IFP stronghold. This culminated in an urgent application to the Constitutional Court, the result of which was an affirmation by the Constitutional Court of the Electoral Commission’s view that the IFP could not contest the election in Umzumbe. The current leader of the IFP is Chief Mangosuthu Buthelezi.

2014 National and Provincial Elections

In May 2014, approximately 25 million South Africans registered to vote in the national and provincial elections, compared to the approximately 23 million people registered to vote in April 2009.

The IEC approved the candidate lists of 42 political parties that contested the national and provincial elections. Of these parties, 29 political parties were registered to contest the national election for the National Assembly. 13 political parties were registered to contest all nine provincial legislatures, 29 political parties applied to contest only some provinces.

According to IEC data, a total of 18 million South Africans cast their votes in the elections on May 7, 2014. The May 2014 elections were considered fair, transparent and credible by the IEC. The official general election results were announced on May 10, 2014. The ruling ANC won the elections, receiving 62.0% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC, with 22.0% of the votes, and the EFF came in third with 6% of the votes.

The table below sets out the National and Provincial Assembly seats secured by political parties following the May 2014 general elections.

	Number of seats in National Assembly		Proportional Representation seats
Political Party
ANC	249	62.15%	118	59.0%
DA	89	22.23%	45	22.5%
EFF	25	6.35%	11	5.5%
IFP	10	2.4%	5	2.5%
NFP	6	1.57%	3	1.5%
UDM	4	1%	2	1.0%
VF PLUS	4	0.9%	3	1.5%
COPE	3	0.67%	3	1.5%
ACDP	3	0.57%	3	1.5%
AIC	3	0.53%	3	1.5%
AGANG SA	2	0.28%	2	1.0%
PAC	1	0.21%	1	0.5%
APC	1	0.17%	1	0.5%

Total	400	100.0%	200	100.0%

Source: IEC.

As illustrated above, following the May 2014 elections, a number of minority parties make up the balance of the seats presently held in the National Assembly, including the National Freedom Party (NFP, 6 seats), United Democratic Movement (UDM, 4 seats), the Freedom Front Plus (VF Plus, 4 seats), the African Independent Congress (AIC, 3 seats), the Pan African Congress (PAC,1 seat), and the African People’s Convention (APC, 1 seat). AZAPO, UCPC and MF all lost their seats in the National Assembly due to their failure to meet the minimum threshold in votes).

2011 Municipal Elections

Municipal elections are held every five years. The 2011 municipal elections were held on May 18, 2011 at which 13.66 million South Africans voted. This was the highest voter turnout since the first municipal elections following the reorganization of municipalities in 2000. Before the 2011 elections, the ANC had control of a majority of municipalities in each province, including the Western Cape Province. In the 2011 elections, the DA won a majority (57.08%) of the votes in the Western Cape Province. In the Nelson Mandela Bay municipality, the ANC also obtained a majority of votes. Although the DA increased its presence in the Northern Cape (to 22.27%), the ANC won control of the province as a whole (at 63.57%).

COPE, the NFP and the IFP also tried to improve their standings but failed to obtain control of any municipalities. Various smaller parties contested the elections, but made no significant impact.

The end results of the 2011 municipal elections were that, of 35,235,914 votes cast, the ANC won 63.65% of the votes, the DA won 21.97%, the IFP won 3.94%, the NFP won 2.58% and COPE won 2.33%. Each of the remaining parties contesting the elections obtained results below 1%.

Presidential Developments

Following the June 1999 elections, Thabo Mbeki of the ANC succeeded Nelson Mandela as President and continued to serve as President following the 2004 elections. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties by President Thabo Mbeki following allegations of corruption. On September 20, 2006 the charges of corruption against Jacob Zuma were struck from the court roll because the state was not ready to proceed with its case. The National Prosecuting Authority (NPA) attempted to recharge Jacob Zuma, but the Pietermaritzburg High Court ruled on September 12, 2008 that the decision to prosecute Jacob Zuma on corruption, racketeering and tax evasion charges was procedurally invalid.

In September 2008, the ANC recalled Thabo Mbeki from office before his term expired. The ANC stated that the decision had been made in light of a High Court judgment which suggested executive meddling in the decision to prosecute Jacob Zuma. On September 21, 2008 Thabo Mbeki tendered his resignation, which became effective on September 25, 2008.

Following Thabo Mbeki’s resignation, the National Assembly voted by secret ballot to determine which of two nominees (that of the ANC or that of the DA) would fill the vacant office of president. Kgalema Motlanthe of the ANC captured the majority of the votes and was sworn in as South Africa’s President on September 25, 2008, with Baleka Mbete, also of the ANC, appointed as his deputy.

On January 12, 2009, the Supreme Court of Appeal held that the Pietermaritzburg High Court had erred in its ruling regarding the declaration that the decision of the NPA to prosecute Jacob Zuma was invalid. The matter was taken on appeal to the Constitutional Court was set to be heard on May 12, 2009, however on April 6, 2009, the NPA announced that it had dropped the corruption charges against Jacob Zuma, citing political interference in the legal process. The circumstances surrounding the NPA’s decision to drop the charges have been called into question by the DA and political action groups including Freedom Under the Law and a successful court challenge was brought to order the release by the NPA of records relating to the decision.

On May 24, 2014, following the ANC’s victory in the elections, Jacob Zuma was inaugurated as the fourth democratically elected President of the Republic, with Cyril Ramaphosa as his deputy.

Zuma Administration

On May 25, 2014, President Zuma announced his Cabinet, which consisted of 35 ministers who are members of Parliament, in addition to the President and the Deputy President, as well as some structural changes to the National Government. Some departments were split, others combined and new departments were created. President Zuma also announced that the National Planning Commission (NPC) as well as the Performance Monitoring and Evaluation Ministries in the Presidency have been combined into one Ministry to harmonize the planning and monitoring functions.

The NPC released a diagnostic report on June 9, 2011 that aims to identify the main challenges confronting the country and to examine the underlying causes of such problems. The diagnostic report is not a plan; it provides the basis for a plan.

The diagnostic report covers the following topics:

•	human conditions;

•	material conditions;

•	nation building;

•	the economy; and

•	institutions and governance.

On November 11, 2011, the NPC released its vision statement for 2030 (Vision 2030), as well as a National Development Plan (NDP 2030) for the Cabinet’s consideration. The NDP 2030 focuses on key priority areas and identifies nine primary challenges: high unemployment, poor education outcomes, a high disease burden, divided communities, uneven public-service performance, settlement patterns that marginalize the poor, corruption, an overly resource-intensive economy and crumbling infrastructure.

The key areas of focus for the NDP 2030 are:

•	enhanced capabilities and an active citizenry;

•	growth, investment and employment;

•	rising standards of education and a healthy population;

•	an effective and capable government;

•	collaborations between the private and public sectors; and

•	leadership from all sectors of society.

In 2013, Public Protector Thuli Madonsela conducted an investigation into a security upgrade of President Zuma’s home in Nkandla, KwaZulu-Natal, which had cost more than R200 million. The Public Protector released the conclusions of the investigation in a report dated March 19, 2014. Amongst the Public Protector’s findings was that certain of the upgrades installed by the Department of Public Works in the President’s Nkandla home resulted in an unlawful misappropriation of public funds. President Zuma responded that he had directed the Special Investigating Unit to examine the security upgrades and would make a further report to the National Assembly following conclusion of the Special Investigating Unit’s probe. The National Assembly convened an ad hoc committee to consider the Public Protector’s report as well as all other reports on Nkandla. The ad hoc committee released its findings on the November 13, 2014. The report absolved President Zuma from responsibility for the abuse of funds on his Nkandla home and left it to the Cabinet to rule whether refurbishments at Nkandla were legitimate security measures and to the President to decide who should be held responsible for excesses.

Legal System

The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on matters such as those concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction.

The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC.

Former Chief Justice Sandile Ngcobo retired on August 12, 2011 and was replaced by the new Chief Justice, Mogoeng Mogoeng, on September 8, 2011. Prior to his retirement, President Zuma had extended Chief Justice Ngcobo’s term of office. However, this decision was declared unconstitutional by the Constitutional Court which held that the section of the Judges’ Remuneration and

Conditions of Employment Act, which the President relied on to extend the term of office, was unconstitutional. The appointment of Mogoeng Mogoeng to the position of Chief Justice ahead of Deputy Chief Justice Dikgang Moseneke was controversial and prompted public scrutiny of the JSC and the consultation process. Chief Justice Mogoeng Mogoeng’s appointment was confirmed after an intensive two-day televised interview before the JSC that was chaired by Deputy Chief Justice Moseneke.

Broad Based Black Economic Empowerment

Broad Based Black Economic Empowerment (BBBEE) is a core tenet of the National Government’s initiative to address the economic exclusion of historically disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to historically disadvantaged persons. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act, 2003 (Act No. 53 of 2003) (BBBEE Act), which came into effect in April 2004. For purposes of the BBBEE Act, “black people” is a generic term which means Africans, Coloreds and Indians. On June 18, 2008, the High Court of South Africa ordered that South African Chinese persons (who are South African citizens or would have obtained citizenship but for the previously applicable discriminatory laws) be included within the ambit of the BBBEE Act. The BBBEE Act aims to facilitate BBBEE and promote economic transformation by: incentivizing meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent to which workers, communities and cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment (BEE).

The Department of Trade and Industry (the DTI) has, as empowered by the BBBEE Act, issued the BBBEE Codes of Good Practice on Black Economic Empowerment (the Codes). The Codes, which were promulgated in February 2007, require that every organ of national and local government and every public entity must, as far as is reasonably possible, apply best BEE practices in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes set out general principles for measuring ownership and management control, preferential procurement, employment equity, skills development, enterprise development and socio-economic development, including special guidance for qualifying small enterprises. The Codes also provide guidance on fronting practices, BEE verification, the recognition of contributions toward BEE of multinationals, and the treatment of public entities and other enterprises wholly owned by organs of state. The Codes are subject to review by the Minister of Finance in 2017.

Multinational Companies

The Codes have given multinational companies flexibility in the manner in which they can implement the Codes should they wish to do so. A multinational company trading in South Africa can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. This retention of ownership by a multinational over its South African subsidiary can be achieved by implementation of “equity equivalent” programs which must be pre-approved by the Minister of the DTI as well as the ministry of the industry in which the relevant multinational enterprise operates. Such equity equivalent programs focus on skills transfer, empowerment of SMME businesses and broader socio-economic empowerment projects.

Public Entities and State Agencies

The BBBEE Act places a legal obligation on state agencies to contribute to BBBEE, including when developing and implementing their preferential procurement policies. The Preferential Procurement Policy Framework Act, 2000 (Act No. 5 of 2000) (PPPFA) was promulgated as a result of Section 217 of the Constitution, which states that all spheres of government must have a mechanism in place that would bring about categories of preference in allocation of contracts when procuring goods and services to advance historically disadvantaged individuals (HDIs). In December 2006, when the Codes were approved for gazetting, Cabinet gave the DTI and the National Treasury a mandate to amend the PPPFA to advance the objectives of the BBBEE Act. The draft amended PPPFA was gazetted for public comment on August 20, 2009. On June 8, 2011, the Minister of Finance gazetted new regulations in terms of the PPPFA which became applicable to all organs of state and public entities as of December 7, 2011, except selected “major public entities” and certain national and provincial government business enterprises set out in the Public Finance Management Act, 1999 (Act No. 1 of 1999) (PFMA), which are exempted until December 7, 2012. In terms of the new regulations, the BBBEE contributorship level of an enterprise (calculated with reference to the Codes) will account for up to 20.0% of the scorecard in respect of all tenders valued between R30,000 and R1,000,000 and up to 10.0% of the scorecard in respect of tenders exceeding R1,000,000.

Private Sector

Although the BBBEE Act does not place a legal onus on private sector entities to comply with its provisions, a number of sectors within the South African economy anticipated the enactment of the BBBEE Act and its principles and committed themselves to transformation through sector specific charters. The BBBEE Act provides for the DTI to publish and promote any transformation charter (for later development into industry codes) for a particular sector of the economy, provided that charter (or code) is developed by the major stakeholders in that sector and advances the objectives of the BBBEE Act. These charters/codes set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Agri-BEE Charter, the Marketing, Advertising and Communication Sector Charter, the Integrated Transport Sector Codes, the Forest Sector Code, the Construction Sector Code, the Tourism Sector Code, the Chartered Accountancy Sector Code, the Property Sector Charter and the Information and Communication Technology (ICT) Code. Other charters are being developed and draft versions thereof have been released, including the draft Financial Sector Code.

Going forward, some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE, providing certainty as to the requirements of BBBEE, ensuring that the objectives of BBBEE are properly adhered to and encouraging investment in South Africa that advances BBBEE and promotes economic and social transformation.

Land Reform

Land reform in South Africa is a complex issue, due both to the apartheid era legacy of dispossessing black South Africans of their land and to current human development challenges. The National Government seeks to, within the framework of the judicial process and the Constitution’s protection of private property rights, facilitate the equitable transfer of land to South Africans who were previously dispossessed of their land as a result of the land dispossession policies of the previous regime in South Africa.

In order to achieve these aims, the National Government has developed a land reform strategy that focuses on restitution, redistribution and land tenure reform, as outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding.

The Department of Rural Development and Land Reform had previously set 2014 as the deadline for achieving land reform in South Africa through the redistribution of 30% of white-owned commercial agricultural land to those previously dispossessed of such land. Section 25 of the Constitution provides that property may only be expropriated subject to compensation that is either agreed by those affected or decided or approved by a court. The National Government has been committed, in executing its land reform strategy, to uphold this constitutional principle. However, the National Government has since abandoned the 30% target. The focus is now on ensuring that all land reform farms are 100% productive. The Government continues to face a challenge in that those farms earmarked for restitution end up being unproductive, thereby posing a potential threat to food security. The main reasons behind this trend have been poor post-restitution technical and financial support, often resulting in declines in productivity at previously productive farms.

The Commission on Restitution of Land Rights has developed a strategic plan to finalize the remaining claims that addresses issues such as price negotiation, untraceable claimants, disputes and jurisdiction. The Department of Rural Development and Land Reform is in the process of verifying all outstanding claims.

The implementation of the land restitution and land reform programs are supported through allocations to the Department of Rural Development and Land Reform. Expenditure grew from R8.9 billion in 2012 to R 9.5 billion in 2014, mainly due to the increase in land reform and restitution grants, and is expected to increase to R10.7 billion by 2017.

The National Government is also currently investigating policy options with regards to foreign ownership of South African land and its effect on the National Government’s ability to meet its Constitutional duties to effectively deliver on land reform. The policy options recommend that where land has been earmarked for reform, restitution or integrated human settlement, National Government approval is required for the sale of that land to foreign nationals.

Significant strides have been made in the area of land reform:

•	as at March 31, 2014, 1,350 farms had been recapitalized;

•	the Department of Rural Development and Land Reform employed 13,894 youths under the National Rural Youth Services Corps programme.

•

the Department of Rural Development and Land Reform has developed a model for handling claims with respect to land situated on strategic national assets, such as Kruger National Park, land owned by forestry companies, mining houses and sugar mills where the landowners have made significant capital investment. Such property is valuable and the Department of Rural Development and Land Reform estimated that an amount in excess of R100 billion would be required to provide restitution in respect of such land; and

•	The department has reopened restitution claims. The new cut-off date for lodging claims is December 31, 2018. The estimated cost of reopening is R179 billion.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, African Mineral Limited, BHP Billiton SA, Gold Fields Limited, Impala Platinum Holdings Limited, Lonmin plc, Kumba Iron Ore Limited, Exxaro Limited, Xstrata plc and Harmony Gold Limited. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, chrome, iron ore, coal and silver production in South Africa.

As at June 2011, over 500,000 people were directly employed by the mining sector, of which over 169,000 were employed in the gold mining industry. As at January 2014, there were 1,699 registered mines and quarries in South Africa.

The Mineral and Petroleum Resources Development Act (MPRDA) and the Mining Charter

The National Government enacted the MPRDA in 2002. The MPRDA, which came into effect on May 1, 2004, together with the implementation of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry published on August 13, 2004 (the Mining Charter), recognizes the state’s sovereignty and custodianship over the country’s mineral resources. The MPRDA also provides for equitable access to mineral resources, aims to expand opportunities for HDIs (including women-led entities) and promotes economic growth, employment and socio-economic welfare, and security of tenure. The MPRDA was amended by the Mineral and Petroleum Resources Development Amendment Act of 2008 (the MPRDA Act). The Department of Mineral Resources (DMR) is currently in the advanced stage of reviewing the MPRDA, as amended, with a view to streamlining mining regulation in South Africa to optimize the contribution of the sector to national development priorities such as energy security and beneficiation and providing further clarity around such issues as the transfer, amendment, suspension and partitioning of rights. The MPRDA amendments, the Mineral and Petroleum Resources Development Amendment Bill (the Bill), were tabled in Parliament in May 2013. The amendment Bill was approved by the Parliamentary Portfolio Committee, the National Assembly and the National Council of Provinces in March 2014, and is currently awaiting approval by the President.The Minister of Mineral Resources (previously the Minister of Minerals and Energy) is the competent authority in regard to granting prospecting and mining rights. In granting rights to HDIs, the DMR’s objective for fiscal year 2014 was to grant 200 such rights, 101 of which have been granted as of September 30, 2014.

An online mineral resources administration system, South African Mineral Resources Administration System (SAMRAD) was launched in April 2011 to process mining license applications which enables the monitoring of the status and improves overall quality of license applications. The SAMRAD was further strengthened with the upgrading and rollout of software in the 2014 fiscal year which enables the public to view spatial data and produce shape file making the SAMRAD more user friendly and ensures enhancement of the spatial planning function within government.

The DMR is also responsible for managing environmental impacts from mining related activities, and by the end of September 2014 conducted 1,111 environmental inspections out of a target of 1,700 inspections. The Department of Environmental Affairs has transferred some of the functions of the National Environmental Management Act related to mining activities to the DMR, which means the DMR would be the competent authority for environmental impact assessments from the mines and would also be responsible for developing tools and systems for mine environmental management and reporting. The DMR is currently developing measures to streamline licensing process relating to mining environmental issues to improve turnaround times.

The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans. The Minister of Mineral Resources, the Chamber of Mines and the National Union of Mineworkers signed the stakeholders’ declaration on strategy for the sustainable growth and meaningful transformation of South Africa’s mining industry on June 30, 2010.

The Mining Charter was reviewed after its first five years, as agreed by its signatories. The result of the review was the 2010 amendment to the Mining Charter, which reaffirmed the 2014 targets of the Mining Charter (the Revised Mining Charter).

The requirement under the Mining Charter for mining entities to achieve a 26% Historically Disadvantaged South Africans (HDSA) ownership of mining assets by the year 2014 was retained. Amendments to the Mining Charter in the Revised Mining Charter included, amongst other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers by 2014 (these targets are exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of annual income generated from South African mining companies towards the socioeconomic development of South African communities by way of a social development fund beginning in 2010; (iv) achieve a minimum of 40.0% HDSA demographic representation by 2014 at all levels of management; (v) invest up to 5.0% of annual payroll in essential skills development activities; and (vi) implement measures to improve housing and living standards for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter and must submit annual compliance reports to the DMR.

The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter (the Scorecard) makes provision for a phased-in approach for compliance with the above targets over the five-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining and/or prospecting rights.

The DMR initiated a process of evaluating the progress on the implementation of the Mining Charter during the 2014 fiscal year, the findings of which are expected to constitute a critical input to the review process. The findings of the report are expected to be released during the 2015 fiscal year.

In 2008, the Mineral and Petroleum Resources Development Amendment Act was passed to do the following:

•	improve the MPRDA;

•	transfer environmental regulation of mines to the Minister of Environmental Affairs and Tourism;

•	deal with challenges of implementing the MPRDA;

•	implement technical improvements to the MPRDA to improve efficiency in the management of the country’s mineral resources;

•	improve the handling of residue stockpiles and residue deposits; and

•

streamline the process of obtaining ministerial approval for cessions, transfers and encumbrances of rights aimed at promoting and protecting new entrants into the mining industry and of facilitating economic development.

A mineral beneficiation strategy was adopted by the Cabinet in July 2011, focusing on five strategic value chains: iron and steel, energy commodities, jewelry fabrication, autocatalytic converters and diesel particulate filters, and pigment and titanium metal production. The purpose of the strategy is to outline a framework for the orderly development of the country’s mineral value chains, enabling South Africa to develop its mineral wealth to its full potential and to the benefit of the entire population. Its vision is to advance economic development in South Africa through the optimization of linkages in the mineral value chain, facilitate economic diversification, create jobs and promote industrialization. It aims to expedite South Africa’s move towards a knowledge-based economy and contribute to GDP growth through increased mineral value added per capita. The strategy is designed to align with South Africa’s national industrialization programme and aims to create jobs in an economically diverse and environmentally sustainable manner, increase South Africa’s competitiveness and expand its industrial knowledge base.

Following the adoption of the mineral beneficiation strategy, the DMR tabled two of the five pilot value chains (iron and steel and energy) as outlined in the strategy, which were approved by the Cabinet in October 2011. The DMR is working on the development of a beneficiation strategy framework which will include the five pilot value chains outlined in the beneficiation strategy. The framework outlines a set of enablers that are intended to bring about the orderly development of mineral value chains domestically and represents an opportunity for South Africa to catalyze industrialization and contribute towards economic growth.

Other Mining Industry Initiatives and Legislation

The Mineral and Petroleum Resources Royalty Act of 2008 (the Royalty Act) is aimed at ensuring that the country benefits from the exploitation of its mineral resources by imposing a resource rent on holders of rights. It also seeks to stimulate investment in the sector by addressing potential investors’ need for regulatory certainty. The Royalty Act recognizes that mineral resources are non-renewable and are part of the common heritage of all South Africans, and thus imposes a royalty on the extraction and transfer of mineral resources. The Schedules to the Royalty Act set out the classification of the mineral resources and their corresponding royalty rate. The Royalty Act was passed by the National Assembly on August 21, 2008 and the National Council of Provinces on September 23, 2008. The Royalty Act was assented to by the President on November 24, 2008 and came into force in stages between November 1, 2009 and March 1, 2010.

In addition, National Government launched an organization called the South African Women in Mining Association in 1999, with a focus on assisting informal mining groups in obtaining mining rights, running mining businesses and promoting female empowerment in the mining sector in accordance with the provisions of the Mining Charter. This initiative was followed by the launch in 2007 of the Youth in Energy and Mining (YEM), a programme aimed at young people with an interest in the mining and energy sectors. YEM seeks to promote skills development, procurement, beneficiation enterprise development and small scale mining.

The mining industry has also established the Mining Industry Growth, Development and Empowerment Task Team (MIGDETT) to help manage the negative effects of the global economic crisis and to save jobs, as well as to position the industry for growth and transformation in the medium to long term. Membership of MIGDETT includes the mining industry, the National Government, organized labor and other stakeholders.

Health and safety standards within the industry are governed by the Mine Health and Safety Act (Act 29 of 1996) (MHSA). Mining safety continues to be an area of concern as on average there are approximately 125 mine worker fatalities annually. These fatalities are partially attributable to a lack of stringent safety measures. Fall of ground accidents remains the largest cause of fatalities, followed by transportation and machinery accidents. During 2011, consultations took place to consider amendments to the MHSA. The proposed amendments are designed to strengthen enforcement, simplify the administrative system for the issuing of fines, reinforce offences and penalties, remove ambiguities in certain definitions and expression in the MHSA, and promote consistency with other laws, particularly the MPRDA. The MHSA draft amendments were tabled to Cabinet for approval for publication in the government gazette and public consultation in November 2013. DMR has engaged in enhanced geosciences research and development, promoted mineral beneficiation and mine health and safety policy development and continued promotion and regulation of the diamond and precious metals industries. As part of a strategy of enhancing state participation in the mining industry, Cabinet approved the establishment of the African Exploration Mining and Finance Corporation to serve as the nucleus of a newly established state-owned mining company.

Successful implementation by the DMR of its development strategy for the mining sector requires stakeholder engagement to address current infrastructure, workforce skill development, and regulatory constraints, as well as to encourage exploration and research and development. As discussed in greater detail, below, under “The South African Economy—Mining and Quarrying”, a significant challenge for the DMR and industry stakeholders is the repairing of industrial relations following wildcat strikes initially sparked by the death of 40 mine workers during an August 2012 strike at the Lonmin mine in Marikana which then led to on and off strikes throughout parts of 2012 and 2013.

A draft framework agreement for a sustainable mining industry was entered into by organized labor, organized business and government on Junes 14, 2013. The aim of the framework agreement is to promote stability in labor relations and ensure the sustainability of the mining sector.

In September 2012, the Cabinet approved the moratorium on the acceptance and processing of applications to explore shale gas in order to allow normal exploration (excluding the actual hydraulic fracturing) to proceed under the existing regulatory framework.

The approval was granted subject to some of the following conditions:

•

Allowing normal exploration (excluding the actual hydraulic fracturing) to proceed under the existing regulatory framework, taking into consideration the State’s developmental objectives and environmental protection requirements;

•	Augmenting of the current regulatory framework, with the establishment of the appropriate regulations, controls and co-ordination systems expected to take six to twelve months;

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Collaboration by the Ministers of Science and Technology and of Mineral Resources in developing mechanisms for the co-existence of the astronomy research projects and the exploration for an possible extraction of shale gas in the Karoo; and

•

Following the completion of all the actions listed above, the authorization of hydraulic fracturing under strict supervision of the monitoring committee. In the event of any unacceptable outcomes, the process may be halted.

The DMR developed and published the technical regulations for shale gas development in the Government Gazette for public comments which was tabled for Cabinet approval in October 2013. The regulations place particular emphasis on unconventional extractive mechanisms for gas in the Karoo Basin and are also aimed at ensuring the developments are executed in a socially and environmentally safe manner to address concerns of communities as well as other interested and affected stakeholders. The publication of the final technical regulations will presage an orderly exploration of the shale gas potential in a manner that protects the water and environment and coexists with other key programs of government, such as the Square Kilometre Array .

A Communications Strategy for Shale Gas Development in South Africa was tabled for Cabinet approval in September 2014 aiming to inform and educate the South African populace and stakeholders about the inherent potential of shale gas exploration and exploitation.

Crime Prevention

To operationalize the National Development Plan, the Justice, Crime Prevention and Security (JCPS) cluster chapter in the Medium Term Strategic Framework (MTSF) is premised on the goal that by 2030, people living in South Africa should feel safe at home, at school and at work, and should be able to enjoy a community life free of fear. The activities aimed at ensuring this are based on two key broad objectives, namely, fighting crime and fighting corruption.

Levels of crime remain elevated, but the government has made some progress in reducing the levels of serious crime such as murder, aggravated robbery, and crime against women, children and other vulnerable groups with crime rates showing a decrease as compared to five years ago. In 2013/14, murder, attempted murder and robbery showed an increase, while the crime rates for assault and sexual offenses showed a decrease, according to official crime statistics. The Government continues to prioritize areas such as forensic, detective, investigation and prosecution services, which are key in its efforts to reduce the overall levels of crime, particularly “trio” (carjacking, house robbery and business robbery) and “contact” crimes.

Over the period of the MTSF from 2014 to 2019, priority will therefore be given to the refinement and implementation of crime prevention and combating policies and strategies. Priority will also be given towards the strengthening and accelerating the implementation of the criminal justice system seven point plan, with a view to enhance effectiveness and efficiency. In connection with these efforts, projects to modernize the information and communication systems will continue to be prioritized. This emphasis is expected to facilitate the sharing of information across the departments in the cluster. It aims to support and develop systems such as the audio visual remand system which is being implemented between the courts and correctional facilities as well as integration of systems between the police, courts and prosecution to facilitate the flow of case information from one department to the other.

The Government intends to further support anti-crime measures with the implementation of effective identity management systems; border safeguarding; and the development and implementation of sound cyber security policies and legislation. Support will also be provided to promote the establishment of a resilient anti-corruption system. These various focused activities are expected to contribute to the realization of the following sub- outcomes, including (but not limited to):

•	Reduced levels of crime;

•	An efficient and effective criminal justice system;

•	Effectively defended, protected, secured and well management South African borders;

•	Secure cyber space;

•	Domestic stability ensured;

•	Secure identity of all South Africans; and

•	Reduced corruption in the public and private sectors.

A number of initiatives and actions have been proposed to ensure that the targets for these sub-outcomes are realized as set in the MTSF. Furthermore, mechanisms have been put in place to track progress through the setting up of a task team responsible for ensuring alignment of strategies and policy consistency across all JCPS departments as well as coordinating the reporting on performance by these departments.

As identified in the National Development Plan, the cluster will embark on the drafting of a holistic and integrated safety and security strategy. This will be developed with a view to ensure that all the relevant stakeholders will participate in the fight against crime. Currently, the participation of the community in the fight against crime is being enhanced through the implementation of community safety forums and community policing forums. The business community also supports the government through the Business Against Crime South Africa, a non-profit organization established by businesses in 1996 with the mandate to engage and support the Government in crime-related matters. At a provincial level, the police continue to implement integrated crime prevention and combating strategies.

To establish an effective anti-corruption system, institutions continue to be focused on the strengthening of human capacity to improve investigations. Furthermore, within the cluster, various instruments were developed to enable the departments to fight corruption. These include an integrated anti-corruption strategy, an anti-corruption review mechanism and an anti-corruption framework. These are part of the wider initiatives by the government to fight this scourge. Within the cluster, the establishment of the JCPS Anti-Corruption Task Team has contributed to the investigation of at least 828 persons on cases involving R5 million. This led to the conviction of 52 people by the end of the 2013/14 financial year. The government views the work done in this regard as so important that from June 2014, the Anti-Corruption Task Team reports directly to an Inter-Ministerial Committee.

South African Police Service

As part of its contribution towards building safer communities, in 2013/14, the South African Police Service (SAPS) established a total of 1,123 functional community police forums (CPFs) across all nine provinces. This initiative is primarily aimed at revitalizing the crime-fighting capacity of CPFs and increasing community participation in the fight against crime. During this period, SAPS conducted 22,009 crime prevention operations to enhance their visibility, particularly in areas classified as “hot spots”. SAPS attributes the 1,392,856 arrests (818,322 for serious crime and 574,534 for other crime) made during this period in part to these initiatives.

The strengthening of detective capacity in the department has contributed to an increase in the percentage of trial-ready cases for serious, contact and trio crimes, which increased by 0.74%, 0.23%, 0.91% to 66.95%, 65.06% and 73.82%, respectively when compared with the performance in 2012/13. Similarly, the conviction rates for serious, contact and trio crimes have also increased by 1.23%, 0.7% and 1.69% to 91.65%, 79.71% and 72.29%, respectively.

SAPS was an active presence during 2013/2014. Through its investigative and forensics capability, SAPS was able to secure 1,110 life sentences for 803 suspects of serious crime such as murder, rape, business robbery, house robbery and armed robbery. The investigative capability of the 176 family violence, child protection and sexual offences units within SAPS secured 659 life sentences for various contact-related crimes. With regards to crimes against women, SAPS detected 147,394 cases for crimes against women, referring 42,810 cases to court and securing 27,486 convictions. With regards to crimes against children, 40,047 crimes were detected, 21,202 were referred to court and 9,054 convictions were secured.

To maintain public order, the Public Order Policing unit within SAPS responded to and successfully stabilized 13,575 crowd-related incidents including 11,668 peaceful incidents and 1,907 unrest-related incidents.

Following the Minister of Police’s declaration of 2013/14 as “the year of the frontline office”, SAPS initiated a Frontline Service Delivery Project which was based on the following objectives:

•	Ensuring SAPS service points are accessible and standardized to adequately support professional policing;

•	Providing a professional, standard, quality-based and accountable service to the people of South Africa; and

•	Ensuring effective engagement with all of its stakeholders in the fight against crime.

In line with the Frontline Service Delivery Project objectives, SAPS has initiated changes to its recruitment strategy to ensure that only the best-suited candidates are recruited. The new strategy provides that all new recruits must undergo rigorous testing for suitability prior to the commencement of formal training. This process includes attending grooming camps, vetting of candidates, written assessments, physical fitness tests as well as tests on behaviour, patriotism and culture. This is aimed at providing a professional, standard, quality-based and accountable service to the people of South Africa.

The other key policy development includes the White Paper on Policing which was presented to the Parliament in 2013/14. This policy document is key in defining the role of the police as well as in guiding the development of policing strategies over the medium to long term period.

Justice and Constitutional Development

The Department of Justice and Constitutional Development (DJCD) continues to protect and promote the rights of the vulnerable groups through legislative amendments and promotion of the adoption of a modern financial system. All these initiatives aim to accelerate service delivery by improving access to justice in various ways, including enhancing payments to maintenance beneficiaries and protection of the vulnerable groups, alignment of magisterial courts with municipal boundaries, re-designation of branch courts into full service courts, establishment of sexual offences courts, building superior courts and the provision of legal aid services.

Making maintenance payments through the electronic funds transfer has not only assisted beneficiaries to receive their funds faster, it also helped the department to reduce incidents of fraud and robberies. The number of courts using electronic funds transfer (EFT) increased from 10 in March 2011 to 390 in March 2014. The department has so far established seven new offices for family advocates in seven provinces (except in Eastern Cape and Kwazulu Natal) in promotion of children’s rights and in support of vulnerable groups. To deal with crimes against the lesbian, gay, bisexual, transgender and intersex persons, the department mandated the establishment of a National Task Team, with the aim of developing a National Intervention Strategy. During 2013/14, 14 cases were finalized, five of which were finalized with imprisonment sentences of 10 to 20 years.

To further improve access to justice, the DJCD has initiated a process of aligning magisterial districts with municipal boundaries. This process is intended to combat deprivation and denial of access to justice for millions of South Africans, particularly the previously disadvantaged. During the 2013/14 financial year, 36 magisterial districts within Gauteng and North West were aligned to the municipal boundaries and, with effect from December 2014, these magisterial districts will function in accordance with the municipal and provincial dispensation of the Constitution.

In line with a constitutional imperative that the composition, structures and jurisdiction of courts must be rationalized with a view to establishing a judicial system suited to the requirements of the Constitution, a project to convert branch courts into full-service courts was undertaken. This project is aimed at reversing the effect of the spatial legacy of the past, which deprived the majority of citizens equal access to justice. By the end of the 2013/14 financial year, 29 of a total of 90 branch courts had been revamped and converted into full-service detached courts. A decision was taken to re-establish dedicated sexual offences courts with a view to address the scourge of sexual violence. As a result, 57 regional courts across the country were identified for designation as specialized sexual offences court. During the 2013/14 financial year 22 courts had been completed. The government is projecting to complete the construction of two high courts in Limpopo and Mpumalanga by 2015. Furthermore, the National Prosecuting Authority continues expanding the access to Thuthuzela Care Centres which are one stop facilities established as part of South African government’s anti-rape strategy aiming to reduce secondary trauma for the victims of sexual offences, improving conviction rate and reduce cycle time for finalizing rape cases. The Department managed to increase the number of these facilities from 27 in 2010/11 to 43 in 2013/14.

In support of the department’s speedy access to justice, Legal Aid South Africa has improved its footprint nation-wide and to date it has 64 justice centers and 64 satellite offices, for the poor who struggle to access services mainly due to location. With this footprint, over 400,000 people were assisted by Legal Aid South Africa in criminal matters during 2013/14.

The development and approval of the National Cyber Security Policy Framework to address cybercrime has enabled the criminal justice system to pay particular attention to this crime. During 2013/14, the courts improved the prosecution of cybercrime cases by finalizing 211 cybercrime cases (an increase of 52.9% from the 138 cases finalized in the prior year) with a conviction rate of 94.8%.

Important legislation that has been passed includes:

•	The Legal Practice Act (2014) seeks to remove barriers to entry into the legal profession and make legal services affordable to members of the public.

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The Criminal Law (Forensic Procedures) Amendment Act (2013) supports the strategic objective of contributing to the successful prosecution of crimes through specialized investigations, thereby increasing the detection rate of priority crimes, particularly crimes against women, children and the elderly.

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Amendments to the State Attorney Act of 1957 have been passed by Parliament. This gives the Department an opportunity to establish the position of a Solicitor-General, who will represent the State in all civil litigation. This initiative is part of the transformation of state legal services.

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Superior Court Acts (2013) provides for the establishment of a single “High Court of South Africa”, as well as the provision relating to the role of the Chief Justice, as head of the judiciary. This act is intended to strengthen and deepen the independence of the judiciary and functioning of the courts. As a result, the Chief Justice is currently establishing the Provincial Efficiency Enhancement Committees led by the respective Judges President to ensure a better coordination within the Criminal Justice System with regards to the roles and responsibilities of the Chief Justice and members of the judiciary with respect to the finalization of cases in courts.

The Asset Forfeiture Unit (AFU) was established in May 1999 in the Office of the National Director of Public Prosecutions to focus on the implementation of Chapters 5 and 6 of the Prevention of Organised Crime Act, 1998(Act No. 121 of 1998)(POCA). The AFU was created in order to ensure that the powers in the Act to seize criminal assets would be used to their maximum effect in the fight against crime, and particularly, organized crime. The number of freezing orders obtained in 2013/14 was 363 and the total value of these orders was R701.5 million. These cases are handled by the Asset Forfeiture Unit which obtained a success rate of 94.2% in the last financial year.

Correctional Services

The Department of Correctional Services (DCS) derives its mandate from the Correctional Services Act (1998), the Correctional Matters Amendment Act (2011), the Criminal Procedure Act (1977), the White Paper on Corrections (2005), and the White Paper on Remand Detention Management in South Africa (2014). These pieces of legislation and policy documents require the department to contribute to a just, peaceful and safer South Africa through the effective and humane incarceration of inmates and the rehabilitation and social reintegration of offenders.

During 2013/14, the DCS continued to play a crucial role in steering the administration for correctional services on behalf of the country. In particular, the DCS has contributed to a sense of safety in South Africa by increasing the number of offenders who participated in rehabilitation programs, increasing the number of parolees that did not violate their parole conditions, and increasing the number of victims that were involved in parole sittings. The department managed to maintain the level of overcrowding in correctional facilities below 30.0% and to reduce the average length of time spent in remand detention from 189 days in 2012/13 to 176 days in 2013/14. To address the problem of overcrowding, an electronic monitoring pilot project was initially piloted from 2012 to June 30, 2014. The system was rolled out from July 1, 2014.

Other strategies implemented to manage overcrowding include: (a) using diversion and parole to better manage the offender population; (b) creating additional bed spaces, as well as upgrading and renovating correctional facilities; (c) employing a case management approach for remand detainees in collaboration with cluster departments; (d) strengthening community corrections to build credibility, promote its use for less serious crimes and drive national dialogue on alternatives to incarceration; and (e) improving corrections and development programs to enhance rehabilitation.

As part of the rehabilitation programme, the education of young offenders is being prioritized by the DCS and significant progress has been made. To this end, the DCS has increased full-time schools, accredited by the Department of Basic Education for eligible young offenders, from one in 2009 to 13 in 2014. Additionally, from April 1, 2013 it became compulsory for every inmate with no qualification equivalent to Grade 9 to complete Adult Education and Training (AET) Level 1 to 4. During the year under review, 9, 793 offenders participated in AET programs, 3, 525 in Further Education and Training (FET) programs, 3,889 in FET college programs, and 1,986 in skills development programs. A total of 289 inmates wrote Grade 9 to 11 examinations, with an average pass rate of 73.0%. For Grade 12 examinations, 114 candidates wrote examinations and an overall pass rate of 59.0% was achieved. The DCS also worked to promote a culture of reading and writing through its Reading for Redemption Program.

There are production workshops within the DCS consisting of 10 wood workshops, 10 steel workshops, 19 textile workshops, a shoe factory, six bakeries and three sanitary towel workshops, while agricultural productivity has a presence within 21 correctional centers. As part of the National Framework on Offender Labor, the DCS is increasing the number of offenders participating in offender labor and skills development programs. The aim of this initiative is to provide skills to the offenders. In 2013/14, 9,403 inmates received training in welding, electrics, plumbing, building, carpentry, painting, tiling and chef assistance, and 200 inmates completed the Accredited Artisan Development Skills Programme, in conjunction with the Department of Higher Education and Training.

With a view to facilitate successful reintegration of offenders back into society, the DCS facilitated eight victim-offender dialogues in 2013/2014, in which offenders and victims were brought together to foster reconciliation and healing.

Going forward, the DCS intends to continue to establish ambitious plans and priorities towards making South Africa a safe country. One of the component actions under Outcome 3 of the 2014-2019 Medium Term Strategic Framework, which the DCS is required to contribute towards, is to reduce repeat offending or recidivism. The focus of spending in the DCS over the next five years is therefore intended to be on increasing participation in rehabilitation programs and strengthening the system of community corrections, in order to enhance the social functioning and reintegration of offenders into the community.

International Relations

Having emerged from the international isolation of the apartheid era, South Africa has become a leading international actor. Its principal foreign policy objective is to promote a better South Africa and contribute to the development of a better and safer Africa in a better world.

United Nations

South Africa is one of 51 founding members of the United Nations (UN) in 1945. South Africa was re-admitted to the UN in 1994 following the country’s expulsion by the UN General Assembly in November 12, 1974 as opposition to apartheid at the time. Twelve years after re-admittance, South Africa was elected to serve as a non-permanent member of the UN Security Council during the period 2007-2008. And South Africa began its second term as a non-permanent member of the UN’s Security Council for the period 2011-2012 on January 1, 2011.

South Africa is amongst 14 new countries that were elected to be part of the UN Human Rights Council from 2014 to 2016 in November 12, 2013. The UN Human Rights Council is responsible for strengthening the promotion and protection of human rights around the world. South Africa previously served as a founding member of the Human Rights Council for two consecutive terms from 2006 to 2010. Other countries represented by the 47-member body are, namely: France, Macedonia, Maldives, Mexico, Morocco, Namibia, Britain, China, Russia, Cuba, Saudi Arabia, Algeria and Vietnam.

South Africa remains a member of the UN General Assembly to the 47-Member Economic and Social Council of the United Nations (ECOSOC). ECOSOC is a premier organ of the United Nations responsible for economic and social development matters of the world.

International Monetary Fund

With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the IMF and the World Bank and its affiliated agencies.

South Africa is a founding member of the IMF and has always been in good standing with full access to technical and financial assistance from the institution. As at October 31, 2013, South Africa’s quota in the IMF is SDR1,868.5 million (equivalent to US$2,740.8 million); and its 19,422 votes account for 0.77% of the total number of votes. South Africa’s current financial position in the IMF reflects no borrowing from the IMF.

South Africa has committed US$2 billion to strengthen the IMF’s resources at the G20 Leaders Summit in Los Cabos, Mexico in June 2012. The commitment is in addition to South Africa’s existing contributions to the IMF’s quota resources. Also, South Africa is one of 40 participants that have ratified the IMF’s expanded and amended New Arrangements to Borrow (NAB), to which South Africa committed SDR340 million (US$498.7 million). South Africa transferred net loans totalling SDR45.2 million to the NAB as at October 31, 2014.

In addition to calls for NAB transfers, South Africa has received separate calls for quota funding from the IMF as a member of the Financial Transactions Plan (FTP) since April 2013. The overall maximum amount of resources that South Africa could be expected to contribute to IMF lending under the FTP is limited to its quota share. South Africa’s quota-based contribution to the IMF consists of Rand resources and promissory notes.

South Africa also contributes funds to the Poverty Reduction and Growth Trust (PGRT), the IMF’s instrument for financial support to low-income countries (LICs). In addition, South Africa contributed its distribution in windfall gold sales profits earmarked by the IMF’s Executive Board for the PGRT, effective October 22, 2013.

World Bank

South Africa is the founding member of the World Bank Group, which comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the International Finance Corporation (IFC) and the Multilateral Investment Guarantee Agency.

Following 2010 governance reforms agreed to by World Bank Governors, South Africa’s voting power in the IBRD stands at 0.83%. South Africa contributed a total of US$27.2 million to the IBRD recapitalisation through the General Capital Increase to be paid over six years (2011-2016). The recapitalization was to strengthen the balance sheet of the IBRD as part of the World Bank Group’s response to the global financial crisis.

Cooperation between South Africa and the World Bank is based on a Country Partnership Strategy (CPS). A new CPS is now in place for the period 2014-2017. The implementation of the partnership agreement will be guided by three pillars based on the key objectives of the National Development 2030. Thus it will focus on reducing inequality through the urban programme, health and financial exclusion; promoting investments through energy, private investments and environment programmes; and strengthening institutions in basic education and asset, debt & risk management programmes. Notable achievement under the previous CPS has been the World Bank’s financing for US$3.75 billion loan of the Medupi power station to produce 4,800 megawatt dry-cooled coal fired energy.

Since inception South Africa has been the only African country to participate as a donor in the International Development Association (IDA), the World Bank’s concessional lending window. In 2014, IDA 17 replenishment negotiations were concluded and South Africa pledged a total contribution of R272 million for the 2015-17 lending window.

South Africa joined the private investment arm of the World Bank, the International Finance Corporation (IFC) in 1957—one year after the IFC’s foundation. The total Investments committed by IFC in 2014 for South Africa amounted to US$201 million. Furthermore, South Africa partners with the IFC in delivering technical and advisory assistance to organisations in South Africa and the region, with the aim of reducing poverty through private sector growth.

General Agreement on Tariffs and Trade

South Africa is a founding member of the General Agreement on Tariffs and Trade (GATT), participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement that established the World Trade Organization (WTO) in 1994. It is also part of the generalised system of preferences of Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the U.S. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the EU so as to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa’s bilateral trading relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Co-operation Agreement, which took effect in May 2004.

Organization for Economic Cooperation and Development

South Africa enjoys strong partnership with the Organization for Economic Cooperation and Development (OECD) and participates in numerous programs and committees. Cooperation is most developed in the areas of competition, tax administration, anti-corruption, innovation, agriculture, statistics, public debt management and bond market, and economic assessment. South Africa is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and mutual acceptance of data. South Africa plays a leading role in the region in the area of tax administration and has played a key role in the establishment of the African Tax Administrators Forum, an initiative aimed at enhancing the capacity and capability of African tax administrators and domestic resource mobilization in general.

Group of Twenty (G-20)

South Africa is a member of the Group of 20 which has been meeting regularly since 1999 to discuss global economic policy coordination. The G20 brings together the major advanced and emerging market economies, which together represent around 85.0% of global GDP, 75.0% of global trade and two-thirds of the world’s population. As the only permanent African country in the G20, South Africa often champions development issues specific to emerging market and developing economies (EMDEs).

South Africa is a member of the Financial Stability Board (FSB), a structure responsible for setting standards and monitoring the progress of financial regulation globally. South Africa is an early adaptor of FSB recommendations to strengthen domestic and global financial regulation.

BRICS

South Africa became a member of BRICS in December 2010 and has participated in all subsequent summits since. On July 15, 2014, at the Sixth BRICS Summit held in Fortaleza, Brazil, BRICS leaders signed the Treaty Establishing the Contingent Reserve Arrangement (CRA), and the Inter-governmental Agreement and Articles of Agreement establishing the New Development Bank (NDB). The CRA will have an initial size of US$100 billion, and each country’s individual commitments to the CRA will be as follows: China (US$41 billion); Brazil, India, and Russia (US$18 billion each); and South Africa (US$5 billion). The NDB shall have an initial authorized capital of US$ 100 billion. The initial subscribed capital shall be of US$ 50 billion, equally shared among founding members. The first chair of the Board of Governors will be from Russia, the first chair of the Board of Directors from Brazil, and the first President of the Bank from India. The headquarters of the Bank will be located in Shanghai. The New Development Bank Africa Regional Centre shall be established in South Africa concurrently with the headquarters.

Commonwealth

In 1994, South Africa re-joined the Commonwealth, from which it had been obliged to withdraw shortly after it became a Republic in 1961. In the Commonwealth, South Africa’s participation is limited to promoting economic, social and cultural cooperation and enhancing democracy through the Commonwealth Heads of States and Ministers’ meetings.

Regional Arrangements

Southern African Customs Union (SACU)

South Africa is a member of the Southern African Customs Union (SACU). The other SACU members are Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). SACU is intended to promote trade among its members within a single customs territory in which tariffs and other barriers are eliminated on substantially all the trade between the member states for products originating in these countries.

There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool.

Some of the key objectives of SACU are to enhance economic development, diversification, industrialization, and to promote the integration of Member States into the global economy.

As interim manager of the Common Revenue Pool, South Africa makes quarterly payments from the pool to the BLNS countries according to a formula agreed to in the 2002 SACU Agreement. The current formula takes into account a variety of variables including GDP size, GDP per capita and the level of intra-SACU trade.

Efforts are currently underway to negotiate a new revenue sharing arrangement; to develop regional industrial and other value chains; and to enhance cross-border trade facilitation.

Common Monetary Area

All SACU members other than Botswana are also members of the Common Monetary Area (CMA). The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. Under certain circumstances, South Africa’s CMA partners may approach the SARB for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.

Southern African Development Community (SADC)

In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The SADC is currently chaired by Zimbabwe, and other members of the SADC are Angola, Botswana, Democratic Republic of the Congo, Lesotho, Madagascar, Malawai, Mauritius, Mozambique, Namibia, the Seychelles, Swaziland, Tanzania, Zambia. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of “community building” in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region.

Since 1995, the SARB has participated in the activities of a separate Committee of Central Bank Governors (the Committee) within SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The Committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.

The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements, facilitating dual listings, introducing depository receipts, promoting cross-border investment, harmonizing procedures for clearing and settling stock exchange transactions, introducing entry-level qualifications for market practitioners, and establishing e-mail and internet links among the stock exchanges.

The SADC Finance and Investment Protocol (SADC-FIP) was signed on August 18, 2006 in Maseru and entered into force on April 16, 2010 after two thirds of member states have ratified the protocol. Ratification of the SADC-FIP allows its provisions a legal status, and therefore the ability of members to hold each other accountable for not meeting set targets or standards.

The SADC Protocol on Trade was signed at a Heads of State and Government Summit in Maseru in August 1996, was launched in September 2000 and implementation began in 2001. An important component of the Trade Protocol is the SADC Free Trade Area (FTA), which was launched on August 17, 2008.

SADC is currently reviewing the mid-term of its Regional Indicative Development Plan, providing an opportunity to reflect on the effectiveness of the SADC work programme and new priorities up to 2020.

Trilateral Free Trade Area (T-FTA)

The SADC, COMESA and EAC are in a process of establishing a Tripartite Free Trade Area (TFTA). The SADC-COMESA-EAC TFTA provides a comparative advantage and a larger market for South African goods. The three regions comprise 26 countries with a combined population of 527 million people, and a GDP per capita average of US$1,184. The 26 countries also make up almost 60% of the AU’s population and contribute just over 58% in terms of GDP.

The Heads of State and Government from three Regional Economic Communities signed a historical declaration launching negotiations for the establishment of the TFTA on June 12, 2011 at the Sandton Convention Centre. The Heads of State also adopted a roadmap establishing the TFTA and the TFTA Negotiating Principles, process and institutional framework.

African Union (AU)

South Africa played a leading role in the establishment of the AU, to which it became a member in July 2002 The AU succeeds the Organisation for African Unity (OAU), which was established in 1963 by African States to accelerate the liberation of the African continent. South Africa hosts one of the organs of the AU, the Pan African Parliament, which was opened in September 2004 and comprises of elected representatives from the five regions of Africa.

South Africa is a member, and was the first chair of, the New Partnership for Africa’s Development (NEPAD). NEPAD is the AU’s policy framework for Africa’s development. Its primary objectives include eradicating poverty, promoting principles of human rights and democracy in Africa, placing African countries, both individually and collectively, on a path of sustainable growth and development; halting the marginalization of Africa in the globalisation process, enhancing integration into the global economy and accelerating the empowerment of women.

United Nations Economic Commission for Africa (UNECA)

As a member of the UN, South Africa is also a member of the UNECA. Through its UNECA membership, South Africa is also a member to the African Institute for Development and Economic Planning (IDEP), a subsidiary body of UNECA with the objective of providing formal training to policy-makers and providing advisory services to African Governments and regional organisations.

African Development Bank (AfDB)

South Africa became a member of the African Development Bank (AfDB) by acceding to the founding articles of the AfDB in 1995. Membership in the AfDB is based on shareholding and shareholders have voting rights. South Africa’s current shareholding at the AfDB is 4.8%. During the AfDB Annual Meetings in May 2010, the Board of Governors allocated South Africa a permanent seat at the Board of Directors of the AfDB. South Africa shares a constituency office with Lesotho and Swaziland.

In 2007, South Africa formalised its membership to the African Development Fund (ADF), an AfDB fund providing concessional lending to low-income African countries from donor contributions that are replenished at three-yearly cycles. South Africa has been the only regional member country that donates to the ADF until ADF-12, when Egypt joined. Other members of the ADF include most of the traditional donors, emerging donors and middle-east countries. The AfDB recently concluded the thirteenth replenishment for the Fund, where South Africa pledged R230 million, a 90% increase from the twelfth replenishment. The ADF-13 sees the number of African countries that contribute to the Fund increase from two under ADF-12 to four with Angola and Libya joining. These developments are important to ensure a greater African voice in the policy discussions and to cushion the financing risk to the African agenda.

The AfDB Country Strategy Paper (CSP) for South Africa covering the period 2013–2017 was approved by the AfDB Board of Directors in December 2012. The 2013-2017 CSP is aimed at enhancing the AfDB’s partnership with South Africa. The strategy paper for the period 2013-2017 is anchored on the country’s new development strategies, the New Growth Path (NGP), the National Development Plan—vision for 2030, and on the Bank’s new long-term strategy (LTS) 2013-2022. This new CSP seeks to position the Bank to continue playing a catalytic role in South Africa’s development process through an enhanced operational focus on innovation and value addition to support manufacturing and job creation. The strategy will continue to build on the AfDB’s comparative advantage in the areas of financial intermediation and infrastructure development. It promotes intensified focus on generating knowledge, sharing best practices, building capacity and fostering regional cooperation.

The Pretoria Regional Office that was established in 2009 has been upgraded to a Regional Resource Centre (RCC) to service twelve (12) SADC countries. This followed the decision of the Board of Directors of the AfDB in July 2011, to nominate Pretoria and Nairobi to host the two pilots for the RCCs of the Bank. The RCCs enhance the operational efficiency of the AfDB, through increased technical and specialist skills, and local procurement to enable more rapid support to clients. This will promote regional integration and economic cooperation to enhance the region’s competitiveness and for diversifying economic activities to encourage more inclusion and sustainable growth. The countries supported by the Southern African Regional Resource Centre (SARRC) include South Africa, Botswana, Lesotho, Namibia, Swaziland, Zimbabwe, Angola, Madagascar, Malawi, Mauritius, Mozambique and Zambia. SARRC also serves as a back-up site to house essential services of the AfDB and contribute to the improvement of partner coordination. In November 2009, the AfDB approved a sovereign guaranteed loan of €1.86 billion (approximately R20.7 billion) for the Eskom Medupi Power Project in Lephalale, Limpopo. This followed a US$500 million loan to Eskom from the private sector window of the AfDB. In September 2011, the AfDB signed a US$365 million guaranteed loan with Eskom for its renewable projects. The loan consists of US$265 million from the AfDB’s own resources and US$100 million from the CTF. In September 2012, the AfDB and the Land Bank signed a sovereign guarantee loan of R1 billion to finance part of Land Bank’s lending portfolio to the agricultural sector.

Development Finance Institutions (DFIs)

South Africa has seven national DFIs which are state-owned and which report to their respective National Government shareholder departments. They do so by providing funds related to a variety of development-associated objectives such as job creation, provision of low cost housing, agricultural development, small and medium enterprise development and industrial and infrastructure development.

DFIs are funded through a mixture of National Government funds, such as grants, guarantees, borrowings and state income. Currently only two DFIs, the Development Bank of Southern Africa (DBSA: only SADC) and the Industrial Development Corporation (IDC: the entire Africa), are allowed to invest outside of South Africa’s borders. The Government is currently considering the extension of the DBSA mandate to the rest of Africa.

The financial position of the DFIs is as follows: the total asset base of all DFIs as of March 31, 2014 amounted to R250 billion.

•	DFIs total assets amounted to R250 billion as at March 31, 2014.

•	98.0% (R248 billion) of these total assets are held by major DFIs: DBSA, IDC, Land Bank, National Empowerment Fund & National Housing Finance Corporation (NHFC).

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The DFIs total development resources (development loans and equity) amounted to R188 billions. Of these resources, 43.0% (R108 billion) is channeled towards development lending, and 32.0% (R80.2 billion) is in equity investments.

•	DBSA’s development lending to its total assets is at 78.0% (R50 billion), Land Bank at 90.0% (R33.3 billion) and NHFC at 59.0% (R1.8 billion).

•	DBSA and Land Bank constitute the highest development lending of all DFIs, 77.5% (R83.4 billion) and 22.5% (R24.2 billion) respectively.

•	The resources that IDC deployed to development amount to R99 billion which consists of 79.0% (R78 billion) of equity investments and 21.0% (R21 billion) development lending.

DFIs are governed by, amongst others, the Public Finance Management Act of 1999 (PFMA) and their own individual legislation and regulations. The National Government has emphasized that DFIs need to operate on a financially stable basis and be guided by the National Development Plan and several sectorial government development policies. It is therefore a policy priority that improvements are made to the coordination, oversight and governance of DFIs, as well as enhanced monitoring of the DFIs financial performance and development impact.

Public Health

South Africa has a well-established health sector which comprises 8.7% of GDP. Private sector facilities are of world class standard. Public health facilities include over 4,000 clinics and 400 hospitals throughout the nation and will be progressively strengthened as the National Health Insurance (NHI) programme is implemented. The public sector has roughly 307,000 employees and there are over 19,000 employed doctors and approximately 135,000 nurses. Public health spending was R154 billion in the 2013/14 fiscal year (including the school nutrition programme and training of medical professionals), slightly more than private health spending (R151 billion).

Minister of Health Dr. Aaron Motsoaledi, a medical doctor, was appointed in 2009, and subsequently a number of successes have been achieved in the health sector:

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mortality rates have begun to decline – life expectancy has increased from 51.8 years in 2005 to 60 years in 2011 and infant mortality has significantly declined from 37 deaths per 1,000 live births in 2010 to 30 in 2011 (source: Rapid Mortality Surveillance Report 2011); according to StatsSA’s 2014 mid-year population estimates, life expectancy at birth has now reached 61.2 years.

•	the number of people on anti-retroviral treatment (ART) increased from 1,462,527 in March 2011 to 2,582,301 in March 2014;

•	the Nurse Initiated Management of Antiretroviral Therapy programme was launched which has expanded access to ARVs;

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number of visits to primary care facilities have increased by 39.0%, or 36 million visits, over the past decade (from 92.6 million in 2003/4 to 129.0 million in 2013/14) and in 2013/14, 2.9 visits per uninsured person per annum was recorded;

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health personnel numbers have increased by 232,000 over the past four years, and have stabilized over the past year as a cost containment measure. By September 2013, personnel numbers reached 305,487 in the public sector;

•	a Green Paper on National Health Insurance has been published and the White Paper is at an advanced stage and will be released to the public in the coming months;

•	the National Strategic Plan for HIV, STIs and TB 2012-2016 was launched in 2012 and significant progress has been made;

•	GeneXpert®, a new TB diagnostic tool has been introduced in the public sector and in 2013/14 2,102,935 tests were conducted with this tool;

•	introduction of dual and triple therapy has drastically reduced the mother-to-child HIV transmission rate to 2.0% in 2013/14 and continues to decline;

•	pneumococcal and rotavirus vaccines are being offered to all South African children to protect against pneumonia and diarrhea;

•	the vaccine for the human papilloma virus (HPV) is being introduced in 2014/15 to protect grade four girls against cancer of the cervix at a later stage in life; and

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A new fixed dose combination ARV drug (allowing patients take a single pill daily, rather than multiple pills) is being offered in the public health sector with the intention to improve treatment compliance.

The Office of Health Standards Compliance was established as a public entity in 2014/15 to ensure norms and standards for all health facilities in the country through the inspection and certification of public and private health establishments.

HIV, AIDS and Tuberculosis (TB)

The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. This, along with the treatment and prevention of TB, is part of a multi-pronged strategy to improve public health services which also includes hospital revitalization, increasing the numbers of public health workers and the introduction of new-generation child vaccines as well as improved infectious and non-communicable disease control programs.

A multi-sectoral approach aims to improve prevention programs and mitigate the impact of AIDS-related morbidity and mortality. The National Strategic Plan for HIV, STIs and TB 2012-2016 (launched in December 2011) aims to build on achievements made in HIV, TB and STI prevention, treatment and care and address social and structural barriers that increase vulnerability to HIV, TB and STI infection and increase protection of human rights. The plan consists of four strategic objectives with numerous sub-objectives and proposed interventions. The broad groups of intervention are:

•	address social and structural drivers;

•	prevention;

•	sustain health and wellness; and

•	human rights and access to justice.

The primary goals are to reduce the rate of new HIV infections by 50.0%, initiate at least 80.0% of eligible patients on antiretroviral treatment (ART), and reduce the number of new TB infections and deaths by 50.0%. Spending on HIV and AIDS has grown rapidly, to around R24.7 billion per annum (including foreign donor contributions) in 2013/14, of which R10.6 billion came from the HIV and AIDS conditional grant.

Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question. Stats SA estimates that the number of new infections as of mid-year 2011 was 380,500 or 0.75% of the population. The HIV incidence rate is declining due to prevention interventions and an increase in treatment, which is primarily attributed to a recent increase in the number of facilities providing ART. The Actuarial Society of South Africa estimates that the change in the number of new infections in 2008 decreased by 1.5% as compared to 2007, which is the tenth consecutive year since 1998 that the number of new infections has decreased. Stats SA has estimated that, by mid-year in 2011, 5.38 million or 10.6% of the population was living with HIV in South Africa.

The highest prevalence rates are found in the public sector pre-natal groups. Pre-natal surveys do suggest, however, that national prevalence rates are leveling off. Prevalence rates among antenatal clients in public facilities vary substantially throughout provinces, with KwaZulu-Natal (37.4%) being the highest and Northern Cape (17.0%) the lowest, according to the 2011 National Antenatal Sentinel HIV & Syphilis Prevalence Survey in South Africa. Variations also exist within districts in provinces.

By end of March 2013, approximately 2.6 million people were on ART in South Africa and this is planned to increase to three million within the next three years. In his National Address on World AIDS Day (December 1, 2009), President Zuma announced that, effective from April 2010, all HIV positive children under the age of one will receive free ART, regardless of the level of their CD4 cell count. In 2011, President Zuma expanded the ART policy to all HIV-positive persons with a CD4 count of 350 (from CD4 count of 200). In the 2014 Budget Speech, Minister Motsoaledi announced that effective January 2015: (1) all HIV-positive pregnant women will go on lifetime ART regardless of CD4 count; and (2) all HIV-positive patients with a CD4 count below 500 are eligible to initiate ART. There is some recent evidence that widespread treatment is beginning to turn around national mortality and life expectancy indicators.

By 2009, 96.0% of public health facilities offered voluntary counseling and testing services which is a marked improvement from the 64% of facilities offering these services in 2005. The Health Ministry is currently embarking on a large scale HIV counseling and testing programme (with 6.7 million tests performed in the public sector in 2013/14) and is attempting to increase condom distribution from 400 million to 1 billion per annum. In addition, medical male circumcision (MMC) has proven to reduce risk of infection and in the past three years more than 1.1 million MMCs have been conducted.

The epidemics of TB and HIV are linked, with a 70.0% co-infection rate in South Africa. The high overall prevalence of HIV in South Africa has thus contributed to an increasing incidence of active TB. South Africa has experienced a steady increase in the number of TB infections. There has also been an increase in Multi Drug Resistant TB (MDR TB) and Extremely Drug Resistant TB (XDR TB), although together these variants constitute less than 1.0% of TB infections. The recent introduction of GeneXpert® has significantly improved the diagnosis of MDR and XDR TB cases. In 2013/14, 2,102,935 GeneXpert tests were conducted and 7,218 confirmed MDR TB patients were put on treatment.

The Department of Health has implemented the Directly Observed Treatment Short-Course Strategy, promoted by the International Union against TB and the World Health Organization. Further steps being taken to strengthen the strategy to combat TB include the tracing and treatment of treatment defaulters to improve cure rates, the hospitalization of MDR TB patients and the treatment of such patients with more expensive second line drugs. From 2010 onward, all HIV positive persons with TB are placed on full ART for life.

Provisions have been made for a mass national vaccination campaign to reduce the incidence of measles and to introduce new generation child vaccines to prevent pneumonia and diarrhea. The Department of Health has also introduced a series of interventions to reduce maternal and child morbidity and mortality. Recent progress in preventing mother-to-child HIV transmission (dual and triple prophylaxis) will assist in reducing child mortality. Child nutrition is improving partly due to the availability of social grants (over 15 million South Africans are monthly recipients, mainly children and elderly). School feeding schemes are available to all school children at selected primary and secondary schools.

National Health Insurance (NHI)

NHI is one of the 10 key priorities of the health sector’s Programme of Action. It is to be implemented in phases from 2012 over a 14-year period. The first phase will focus on strengthening the public health sector. The Green Paper on NHI was released in August 2011 for public comment and in February 2012 the Minister of Health announced ten pilot NHI districts: OR Tambo (Eastern Cape), Thabo Mofutsanyane (Free State), City of Tshwane (Gauteng), uMgungundlovu and uMzinyathi (KZN), Vhembe (Limpopo), Gert Sibande (Mpumalanga), Dr. KK Kaunda (North West), Pixley ka Seme (Northern Cape) and Eden (Western Cape). KwaZulu-Natal has added Amajuba district as a pilot site. The districts were chosen based on the results of audits of all healthcare facilities as well as the demographic profiles and key health indicators. The objective of NHI is to put in place necessary funding and health service delivery mechanisms that will enable the creation of an efficient, equitable and sustainable health care system in South Africa. NHI aims to strengthen and build quality into the health care system through adherence to standards that will cover, inter alia, infection prevention and control; improvement of patient safety and availability of medicines. The first phase will involve improved primary health care services in rural areas and under-served communities and an expanded programme of hospital construction and revitalization.

In preparation, changes have been made to the equitable share formula in order to allow for a more comprehensive health component. Included are subcomponents for primary health care and hospital utilization. A conditional grant was created in fiscal year 2013/14 to test innovations (e.g. contracting with private health professionals, strengthening revenue management at central hospitals and the development of a diagnosis-related groups payment mechanism for central hospitals) in the NHI pilot districts. National Treasury has prepared a discussion document on financing aspects of NHI and will be released for public comment in the coming months.

The National Department of Health intends to re-engineer primary health care as part of an enhanced health care delivery system. The re-engineering strategy rests on four legs: district clinical specialist teams, the integrated school health programme, ward-based primary health care outreach services, and contracting and purchasing of services from health professionals (primarily GPs). Other matters under consideration are the alignment of the procurement of medicines by bulk buying to enable cheaper prices, direct delivery of medicines and medical supplies, and use of private pharmacies in the public sector. In the longer term, a National Health Insurance Fund is likely to be introduced purchasing from a mix of public and private providers.

Office of Health Standards Compliance (OHSC)

An important reform is the establishment of the Office of Health Standards Compliance as a public entity in 2014/15. OHSC will promote quality in the health sector by measuring and benchmarking public and private health facilities’ quality and performance against a set of norms and standards. The OHSC will be responsible for ensuring that standards are met in all public and private health facilities in South Africa. The OHSC’s functions will include: inspecting and certifying health establishments that comply with prescribed norms and standards, withdrawing certification, investigating complaints relating to the national health system, monitoring indicators of risk as an early warning system relating to serious breaches of norms and standards and reporting any breaches to the Minister, and identifying areas for action by a national or provincial department of health.

Human papillomavirus (HPV) vaccine

In response to the growing incidence of cervical cancer in South Africa, the Minister of Health announced that the HPV vaccine (which prevents the virus that causes cervical cancer) would be provided to Grade 4 (9-10 year old) girls in all public and special schools. The first dosages administered in March and April of 2014. 91.7% of the schools in South Africa were visited in which 87.0% of the eligible girls were vaccinated.

THE SOUTH AFRICAN ECONOMY

Overview

General

South Africa has the most developed economy in Sub-Saharan Africa in terms of total GDP, and accounted for almost 26.0% of the aggregate GDP of Sub-Saharan Africa during 2012 (source: IMF, World Economic Outlook Database, October 2014). Stable economic policies, healthy public finances and resilient financial institutions pursued steadily over the past 20 years have underpinned long term economic expansion.

South Africa’s economic performance has weakened since the beginning of 2014 as electricity constraints and strike-related activity depressed growth. Economic growth is expected to rise gradually over the medium term, reaching 3.0% by 2017. The improving outlook is expected to be supported by moderate global growth, rising exports to the rest of the continent, the easing of transport and logistics constraints as infrastructure projects are completed, a stabilization of electricity supply and a recovery in private investment. To ensure public finances are sustainable whilst still supporting investment and poverty reduction, the Government has announced a fiscal package with a lower spending ceiling, reduced government consumption expenditure and increases in taxation.

South Africa is resource rich. It is the world’s largest producer of platinum and chromium and holds the world’s largest known reserves of manganese, platinum group metals (PGMs), chromium, vanadium and alumino-silicates. The economy includes fast growing and sophisticated finance, wholesale and retail trade, catering and accommodation sectors, as well as a developed manufacturing sector. Financial markets are relatively liquid and both equities and government bonds have been actively traded by domestic and international investors. The World Economic Forum Global Competitiveness Report 2014 ranks South Africa seventh overall out of 144 countries for financial market development, whilst the 2014 United Nations Conference on Trade and Development (UNCTAD) World Investment Report noted South Africa was the second largest destination for foreign direct investment in the region after Mozambique.

South Africa has a robust regulatory environment, openness to trade, a floating exchange rate, a credible inflation- targeting monetary framework, developed capital markets and an attractive position as a gateway to Africa. With the most developed industrial and financial capabilities on the African continent, South Africa plays an important role in regional policies, markets, finance and infrastructure. Outwardly oriented South African companies are among the largest sources of foreign direct investment in Africa and the country’s development finance institutions are playing an increasing role in the funding of regional infrastructure investments. UNCTAD’s 2014 World Investment report showed South Africa was the third largest investor in Least Developed Countries, behind India and China. South Africa is a member of the BRICS countries, which will lead to closer economic ties with Brazil, Russia, India and China.

The legacy of apartheid era politics and economics is still felt today. The Gini coefficient, which is a measure of economic inequality where 0 indicates no inequality and 1 absolute inequality, was equal to 0.69 for South Africa in 2011, among the highest in the world (Millennium Development Goals Country Report 2013). The poor are better off in absolute terms under South Africa’s new constitutional dispensation, thanks in large part to government’s social spending. The World Bank’s fiscal incidence study (2014) estimates that South Africa’s fiscal policy reduces the Gini coefficient by almost a quarter. However, income inequality remains high even after the implementation of progressive fiscal policy, due to high unemployment.

Unemployment, and youth unemployment in particular, remains a critical challenge. Only 43.0% of the adult population (ages 15 to 64) works, either in the formal or informal sector. Although formal sector non-agricultural employment has recovered to levels prior to the global financial crisis of 2008, gains have not kept pace with the growth of the working age population, leaving a structural employment backlog. Youth unemployment is particularly high: currently, the unemployment rate for 15-34 year olds is nearly 37.0%, with young people below the age of 35 accounting for nearly 67.0% of the unemployed.

Patterns of unemployment reflect the effects of the apartheid system on income, settlements and education. As of September 30, 2014, unemployment among the economically active white population was 7.3%, whereas the unemployment rate among the economically active black population was 28.6%. Unemployment is higher among the less educated, women, and individuals from more rural provinces. These vulnerable groups have felt the impact of slowing economic growth more: from September 2008 to September 2014, the unemployment rate of black South Africans between the ages of 15 to 65 years increased from 26.8% to 28.6%,as the labor force participation rate fell somewhat (59.6% in March 2008 to 57.1% as at September 30, 2014).

South Africa needs to achieve higher levels of inclusive growth that raises employment and reduces inequality. The National Development Plan 2030 outlines a set of structural reforms to eliminate poverty, raise growth and enhance competitiveness over the long term. It was widely canvassed and endorsed by the South African public prior to its adoption by Cabinet in September 2012. The plan aims to reduce the costs of living and of doing business, resulting in improved consumer and business confidence, rising levels of private investment, and higher growth and employment.

Implementing the National Development Plan 2030: the Medium Term Strategic Framework

The Government’s medium-term strategic framework for the period 2014 to 2019 provides the first five-year policy framework to make the 2030 vision of the National Development Plan into reality. The MTSF aims to improve policy coherence, alignment and coordination across government. It identifies employment, education, and enhancing the capacity of the state as core policy objectives. It highlights the need for partnership between a capable developmental state, a thriving business sector and a strong civil society. Importantly, most priorities of the five-year MTSF are financed within the prevailing three-year medium-term expenditure framework.

MTSF priorities for structural reform over the period ahead include:

•

Building the capacity of the public sector, particularly at local government level, through the “back-to-basics” approach, which is focused on improving service delivery, accountability and financial management.

•	Reshaping South Africa’s urban environment through integrated spatial planning and an expansion of the municipal debt market.

•	Improving the quality of the education system, starting with greater attention to human resources management and annual assessment of learners to benchmark progress.

•	Enhancing dispute-resolution mechanisms in industrial relations.

•	Strengthening competition policy.

•	Enacting immigration reform to enable people with skills to work in South Africa more easily.

The two major challenges facing the economy are the need to encourage greater private sector investment and the need to improve the state’s capacity to monitor, implement and manage projects.

Government efforts to encourage private sector investment include incentive programs, private-public partnerships, promoting entrepreneurship and self-employment, improving labor relations, improving urban environments, reducing infrastructure bottlenecks (particularly in electricity, ports and telecommunications), and increasing dialogue to bolster confidence and trust between public and private sector stakeholders. To support investment by state-owned enterprises, a new funding framework distinguishing between commercial and developmental mandates, and more regular financial reporting has been proposed. Funding in the medium term will be contingent on restructuring and strong government oversight. Capital funding will have to be financed through sale of non-strategic state assets.

Public service delivery outcomes will be bolstered by efforts to tackle corruption. Financial accounting and control systems are being strengthened. The Office of the Chief Procurement Officer has been established to centralize oversight of public procurement. A national price-referencing system is being introduced, drawing on private-sector expertise and best practice. Local service delivery is being supported through a reform of the local grant system, as well as through the provision of support by the National Government to municipalities in the form of project preparation facilities to enable the transfer of infrastructure delivery management systems from the regional to the municipal level.

GDP

Real GDP growth averaged 3.3% between 1994 and 2011, but between 2004 and 2007, it averaged 5.2%. The global financial crisis led to a 1.5% contraction in real GDP in 2009. The subsequent rebound in 2010 and 2011 of growth over 3.0% has been followed by a deceleration in growth of 2.5% in 2012, 1.9% in 2013 and 1.3% in the first half of 2014, primarily due to protracted strikes and electricity constraints. Weak external demand from China and Europe also weighed on growth. The slowdown has highlighted structural constraints in the economy. A number of factors that were perceived as temporary have become embedded into expectations. These include tightness in electricity supply, labor tensions, skills shortages and transport constraints.

Household consumption growth has slowed from 4.9% in 2011 to 2.3% in the first half of 2014, weighed down by muted employment and real disposable income growth, as well as slowing credit growth and elevated debt.

After having rebounded to 5.5% in 2013, private sector investment growth slowed to 4.0% in the first half of 2014 as business confidence and demand weakened and domestic energy supply constraints increased. Growth in gross fixed-capital formation by the public sector rose 3.7% during the first half of 2014, supported by strong spending by the state-owned companies, in particular Eskom, Transnet and SANRAL.

Exports contributed positively to growth in the first half of 2014, averaging 5.5%. Growth of import volumes has been on a broadly moderating path since 2010, having peaked at 11.0% to average 0.4% in the first half of 2014. Deteriorating terms of trade have contributed significantly to a weakening of the current account.

The primary sector drove the slowdown in growth in the first half of 2014, primarily due to strike activity in the mining sector. Strike activity also led to volatility in key manufacturing sectors in 2013 and in the first half of 2014. Growth in the tertiary sector was less affected by strikes, but slowed since 2012, primarily due to slower growth in the personal services sector, the wholesale, retail and motor trade sector and the financial, real estate, and business services sector.

The mining sector was responsible for a loss of 0.5 percentage points from GDP growth in the first half of 2014, reflecting stoppages due to strikes and mine maintenance, as well as electricity supply constraints, which affected the platinum group metals in particular. The manufacturing sector was weighed by notable production losses in the petrochemicals and motor vehicles subsectors in the first half of 2014. The construction sector growth rose in the first half of 2014, in line with improving building confidence. The resilience in growth in tertiary industries of the first half of 2014 was buoyed by the transport, storage and communication sector as well as general government services.

The 2014 MTBPS projects that the South African economy will grow by 1.4% in 2014. GDP growth is projected to rise gradually to 3.0% by 2017. Factors weighing on short-term economic performance include electricity and other infrastructure constraints, low levels of business and consumer confidence, and moderate employment, and personal disposable income growth. Economic performance is expected to improve in the years ahead, as energy generation and transport infrastructure projects are completed, and as export markets recover.

South Africa’s longer-term economic prospects will hinge on the successful implementation of the reforms outlined in the NDP. Importantly, most priorities of the five-year MTSF are financed within the prevailing three-year medium-term expenditure framework. The MTSF aims to transform the economy, bring in investment, bolster public service delivery, enhance dispute resolution, raise competitiveness and support rapid growth in exports, amongst other goals. To support this endeavor, critical MTSF interventions over the medium term will include:

•

Expanding the energy supply through public and private investment, including the procurement of 2.5GW of privately supplied baseload electricity and the signing of cogeneration agreements for over 800MW to be added to the national grid.

•

Expanding rail capacity for coal exports between Mpumalanga and the Richards Bay Coal Terminal (RBCT); building a new heavy-haul rail line from the Waterberg region; and increasing port capacity for iron exports via Saldanha and the Northern Cape corridor.

•	Enhancing the performance of sea ports and inland terminals, revising and consolidating port charges, establishing a single transport regulator and reducing cross-subsidization in transport pricing.

•	Preparing to exploit on- and offshore oil and gas by developing an exploratory drilling plan and legislation.

•	Improving dispute-settlement mechanisms in labor relations.

•	Enabling immigration reform to encourage people with skills to come work in South Africa.

These efforts will be complemented by essential structural reforms, including continuously improving the quality of the basic education system, and increasing the supply of appropriately skilled workers. New tools for monitoring educational outcomes, such as annual national assessments, will establish platforms to address longstanding challenges.

Efforts to bolster confidence, trust and dialogue between public and private sector stakeholders are being championed by the Presidential Business Working Group, which seeks to identify obstacles to growth, investment and employment.

A recent Indaba on labor relations between government, business and organized labor committed to improve relations through considering low employment, labor market stability, protracted strikes, violence, collective bargaining and the role of the State, vulnerability and social protection as well as wage inequality via engagements, and work towards introducing a national minimum wage in South Africa.

The 2014 MTBPS outlines a series of measures aimed at reducing the budget deficit and stabilizing public debt, and freeing up resources to promote investment-led growth. The proposed fiscal package will, over the medium term, work to reduce government consumption and increase saving. The package will further create fiscal space for countercyclical support to the economy over the long-term and work to decrease debt service costs so that those resources can instead be used to build economic infrastructure and expand the social security net.

The following tables show nominal and real GDP and expenditures for the periods indicated.

GDP Summary

	As of and for the year ended December 31					As of and for the six-month period ended June 30
	2009	2010	2011	2012	2013	2014 (1)
Nominal GDP (millions of Rand) at market prices	2,408,076	2,673,768	2,932,729	3,138,980	3,385,369	3,570,238
Real GDP (millions of Rand) at 2005 prices	1,786,899	1,843,008	1,909,343	1,956,444	1,993,433	2,013,212
Real GDP Growth (percentages)	-1.5	3.1	3.6	2.5	1.9	1.3
Population (million)	49.3	50.0	50.6	n/a	53.0	54.0
Per Capita GDP (nominal)	47,709	52,369	56,798	60,109	64,025	n/a
Per Capita GDP (real)	35,402	36,097	36,987	37,464	37,700	n/a

Note:

(1)	First half of 2014, seasonally adjusted and annualized.

Sources: SARB and Stats SA

	As of and for the year ended December 31				As of and for the six-month period ended June 30
	2009	2010	2011	2012	2013	2014 (3)
Rand (million)
Real GDP (at 2005 prices)	1,786,899	1,843,008	1,909,343	1,956,444	1,993,433	2,013,212
Add: Imports of goods and services	472,927	524,805	577,222	611,824	640,778	639,190
Total supply of goods and services	2,259,827	2,367,813	2,486,565	2,568,268	2,634,211	2,652,402
Less: Exports of goods and services	403,304	439,593	469,374	471,184	491,071	498,120
Total goods and services available for domestic expenditure	1,856,523	1,928,220	2,017,191	2,097,084	2,143,140	2,154,282
Domestic Expenditure
Final consumption expenditure by households	1,139,556	1,189,832	1,247,822	1,292,111	1,325,105	1,346,442
Final consumption expenditure by general government(1)	365,711	381,855	398,335	414,435	424,220	430,169
Total Final consumption expenditure	1,505,267	1,571,687	1,646,157	1,706,546	1,749,325	1,776,611
Gross fixed capital formation	364,622	357,131	372,125	388,665	406,927	417,174
Change in inventories	-23,984	-1,988	7,865	9,850	1,303	-12,348
Residual item(2)	10,618	1,390	-8,956	-7,977	-14,415	-27,155
Total gross domestic expenditure	1,856,523	1,928,220	2,017,191	2,097,084	2,143,140	2,154,282
Real GDP (at 2005 prices)	1,786,899	1,843,008	1,909,343	1,956,444	1,993,433	2,013,212

Notes: —

(1)

Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of the National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.
(3)	First half of 2014, seasonally adjusted and annualized.

Source: SARB and Stats SA.

GDP and Expenditures as Percentage of Real GDP (at constant 2005 prices)

	As of and for the year ended December 31					As of and for the six-month period ended June 30
	2009	2010	2011	2012	2013	2014 (3)
Real GDP	100	100	100	100	100	100
Add: Imports of goods and services	26.5	28.5	30.2	31.3	32.1	31.7
Total supply of goods and services	126.5	128.5	130.2	131.3	132.1	131.7
Less: Exports of goods and services	22.6	23.9	24.6	24.1	24.6	24.7
Total goods and services available for domestic expenditure	103.9	104.6	105.6	107.2	107.5	107.0
Domestic Expenditure
Final consumption expenditure by households	63.8	64.6	65.4	66.0	66.5	66.9
Final consumption expenditure by general government(1)	20.5	20.7	20.9	21.2	21.3	21.4
Total Final consumption expenditure	84.2	85.3	86.2	87.2	87.8	88.2
Gross fixed capital formation	20.4	19.4	19.5	19.9	20.4	20.7
Change in inventories	-1.3	-0.1	0.4	0.5	0.1	-0.6
Residual item(2)	0.6	0.1	-0.5	-0.4	-0.7	-1.3
Total gross domestic expenditure	103.9	104.6	105.6	107.2	107.5	107.0

Notes: —

(1)

Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.
(3)	First half of 2014, seasonally adjusted and annualized.

Sources: SARB and Stats SA

Gross Domestic Expenditure (GDE)

GDE grew at an average annualized rate of 5.5% between 2000 and 2007, driven predominantly by strong growth in both public and private consumption as well as robust investment growth. Since the global financial crisis, average annual growth has slowed markedly, averaging 3.7 % between 2010 and 2013 and just 0.1% in the first half of 2014.

Household spending was weighed down by lackluster employment growth, and slowing disposable income and credit growth. After having provided critical support for growth during the recession, growth in government consumption slowed to 2.4% in 2013, half the rate of 4.8% in 2009. Gross fixed capital formation, while having steadily risen between 2010 and 2013, remains well below the double digit growth rates it enjoyed between 2003 and 2008, with both private and public investment spending having moderated to single digit growth.

Households’ expenditure on average comprised 61.0% of real GDP in the first half of 2014, a slight increase from 2013, despite growth moderating to 2.3% in the first half of 2014 from 2.6% in 2013. Higher inflation, elevated household indebtedness and slowing real income and credit growth have reduced consumption growth. Real household disposable income grew 0.9 % in the first half of 2014 from 2.5% in 2013, as inflation rose and industrial action reduced employee take-home pay.

The overall moderation in household expenditure was not uniform across spending categories. Growth in households’ spending on durable goods has moderated from the very high levels of 18.8% in 2010 (this highly cyclical category of spending coming off a very low base of a 12.6% contraction in 2009), to still-strong growth of 7.9% in 2013 and 7.3% in the first half of 2014. New motor vehicle sales, weighed by slowing installment sales credit, the exchange rate related rise in prices, and weak consumer confidence, have contributed to the slowdown, although households’ spending on furniture and household appliances has also moderated. Growth in real expenditure on non-durable goods declined from 3.1% in 2011 to 2.2% in 2013 and 0.5% in the first half of 2014, against a backdrop of slowing income growth as well as elevated non-durable goods inflation (food inflation in particular).

Conversely, growth in semi-durable goods expenditure has risen strongly from 3.6% in 2010 to 5.5% in the first half of 2014. Growth in real expenditure by households on services improved, after having declined from 4.0% in 2010 to 0.3% in 2013, to grow 1.5% in the first half of 2014. Spending on services in the first half of 2014 was buoyed by increased spending on rent, household services, transport and communication services as well as miscellaneous services.

Growth in credit extension to households averaged 4.5% over the first nine months of 2014, from an average of 8.3% in 2013, as growth in unsecured loans decelerated. Growth in unsecured loans to households fell to 6.6% in the first nine months of 2014 from an average of 24.7% in 2012. Installment sales credit growth has retreated to single digit growth for the first time since June 2010, easing to 8.1% in September 2014. Mortgages extended to households continued to grow slowly, at an average of 2.4% over the first 9 months of 2014 from an average of 2.7% in 2013. Tighter bank lending standards as well as the weak credit appetite of households are expected to limit household credit growth going forward.

The ratio of household debt to disposable income decreased to 73.5% in the second quarter of 2014 from a peak of 83.0% in the first quarter of 2009. Debt-service costs are 7.9% of disposable incomes in the first half of 2014, a slight increase from to 7.7% in 2013, in line with the rising interest rates beginning in January 2014. They remain lower than the peak of 12.5% in 2008.

The implementation of the published regulations on the Removal of Adverse Consumer Credit Information and Information Relating to Paid Up Judgments resulted in the share of consumers with adverse listings falling from 15.4% in the fourth quarter of 2013 to 0.0% in the first quarter of 2014, contributing to the overall share of credit-active consumers with impaired credit records decreasing to 44.2% in the first quarter of 2014 (from 48.1% in the final quarter of 2013). However, consumer creditworthiness has subsequently deteriorated, with the share of consumers with impaired credit records rising to 45.0% in the second quarter of 2014 as the share of consumers with adverse listings rose to 5.2%.

The gross saving rate of the household sector was 1.6% of disposable income in the first half of 2014. On a net basis, taking into account depreciation, household savings were fractionally negative at -0.1% of disposable income in the first half of 2014, having been fractionally positive in 2012 and 2013.

Real gross fixed capital formation constituted 19.9% of total real GDP by June 2014, from 19.3% in 2013, but below the peak of 23.1% in 2008. Growth in gross fixed capital formation has averaged 3% per year since 2010, from an average of 9.3% per year between 2000 and 2008. After having contracted in 2009 and 2010, total fixed investment growth averaged 4.4 % between 2011 and 2013, before moderating somewhat in the first half of 2014 to 3.9%. This moderation was due to slowing investment by both the private sector and state owned enterprises. Private sector investment constitutes around 64% of total investment spending in real terms.

Private sector investment, after having rebounded to 5.5% in 2013, grew 4.0% in the first half of 2014 due to weak business confidence, domestic energy supply constraints and low levels of demand. Investment by manufacturing has remained particularly robust, averaging 8% per year since 2010 and rising 7.5% in the first half of 2014. Investment by the mining sector has, by contrast, been slowing since rebounding by 8.1% in 2011—by the first half of 2014, it had contracted 1.6%. Contractions in investment were also observed in the transport, storage and communication sector (a decrease of 2.7% in the first half of 2014); as well as the finance and real estate sector which contracted 1.3% in the first half of 2014.

Public sector investment grew 3.7% in the first half of 2014 from 3.3% in 2013 as spending by general government rose at an average annual rate of 6.1% in the first half of 2014 from 3.5% in 2013. Investment by state-owned enterprises grew at an average annual rate of 2.0% in the first half of 2014, after growing by 3.1% in 2013 as a whole. A strong acceleration of investment in the electricity, gas and water sector to 18.7% in the first half of 2014 from growth of 5.2% in 2013 due to accelerated investment by Eskom. The community, social and personal services sector also saw investment rise by 9.7% in the first half of 2014 from 2.6% in 2013, due to rising investment by general government.

Aggregate inventory investment declined by R12.3 billion in the second quarter of 2014, contributing 0.4 percentage points to second quarter GDP. Real inventory investment has been in steep decline since the second quarter of 2013, as strike-related production stoppages necessitated the drawing down of inventories, particularly in the mining sector. The ratio of industrial and commercial inventories to GDP averaged 13.3% in the first half of 2014, relatively unchanged from 2013 (13.0%), but well below the recent peak of 17.3% of GDP recorded in 2007.

Real consumption expenditure by general government increased at an average annual rate of 4.7% between 2001 and 2009, resulting in public sector spending as a proportion of GDP rising from an average of 22.0% in 2001 to 29.3% in 2009. Government expenditure growth moderated to 1.6% in the first half of 2014 from 4.0% and 2.4% in 2012 and 2013, respectively. The National Treasury estimates real government expenditure growing by 1.8% in 2014 as a whole, and thereafter averaging 1.5% per annum to 2017. The 2014 MTBPS outlines reductions and spending freezes on non-essential goods and services to meet the lower growth in government consumption. The fiscal package proposed in the 2014 MTBPS reduces previously announced indicative budgets, lowering the expenditure ceiling, narrowing the budget deficit and stabilizing debt.

Measured over one year, growth in total nominal factor income slowed from 7.3% in the first quarter of 2014 to 6.4% in the second quarter. 2013 as a whole saw total nominal factor income rise 7.2% after having grown 7.1% in 2012. The lower growth of the second quarter of 2014 stemmed from weaker growth in both the gross operating surpluses of business enterprises and the total remuneration of employees over the period. Growth in the total compensation of employees slowed from 7.2% in the first quarter of 2014 to 6.5% in the second quarter, on the back of slower growth in the remuneration paid to employees in general government and strike- and job loss-related contraction in remuneration in the mining sector. The share of total remuneration of employees to total factor income rose from 51.9% in the first quarter of 2014 to 53.0% in the second quarter.

Measured over one year, growth in aggregate gross operating surplus decelerated to 6.3% in the second quarter of 2014 from 7.4% in the first quarter. While slower growth was evident in most sectors of the economy, it was particularly pronounced in the mining and finance sectors. Miners of platinum group metals suffered significant losses in revenue and profits as the protracted industrial action weighed on activity in the subsector. Consequently, the ratio of gross operating surplus to total factor income decreased from 48.1% in the first quarter of 2014 to 47.0% in the second quarter.

Principal Sectors of the Economy

The following two tables set forth real gross value added and the percentage increase in gross value added for the periods indicated.

Real Gross Value Added by Sector

(at constant 2005 prices)

	As of and for the year ended December 31,						Percentage contribution
	2009	2010	2011	2012	2013	2014(1)	in 2014(1)
Agriculture, forestry and fishing	41,454	41,614	41,587	42,433	43,414	44,834	2.5
Mining and quarrying	94,057	99,383	99,687	96,082	99,076	93,448	5.2
Manufacturing	267,723	282,509	291,785	297,808	300,050	301,027	16.8
Electricity, gas and water	33,712	34,538	35,049	34,476	34,333	34,179	1.9
Construction	57,279	57,707	57,869	59,206	60,879	62,979	3.5
Wholesale and retail trade, catering and accommodation	217,074	225,338	235,295	244,278	249,607	252,757	14.1
Transport, storage and communication	163,999	167,313	172,530	176,699	180,108	183,929	10.2
Finance, insurance, real estate & business services	378,987	387,189	405,479	420,473	430,597	437,175	24.4
General gov. services	242,542	250,014	260,494	267,714	271,844	275,673	15.4
Personal services	101,233	101,671	104,026	106,181	108,045	109,224	6.1
Gross value added at basic prices	1,598,060	1,647,275	1,703,801	1,745,353	1,777,954	1,795,224	100.0

Note:—

(1)	The seasonally adjusted first half of 2014

Source: Stats SA.

Percentage Growth in Real Gross Value Added by Sector

(at constant 2005 prices)

	For the year ended December 31,					As of and for the six-month period ended June 30
	2009	2010	2011	2012	2013	2014 (1)
Agriculture, forestry and fishing	-1.6	0.4	-0.1	2.0	2.3	3.1
Mining and quarrying	-5.4	5.7	0.3	-3.6	3.1	-2.6
Manufacturing	-10.1	5.5	3.3	2.1	0.8	0.8
Electricity, gas and water	-1.4	2.5	1.5	-1.6	-0.4	-0.1
Construction	7.8	0.7	0.3	2.3	2.8	3.9
Wholesale and retail trade, catering and accommodation	-1.2	3.8	4.4	3.8	2.2	1.8
Transport, storage and communication	0.9	2.0	3.1	2.4	1.9	2.2
Finance, insurance, real estate & business services	1.0	2.2	4.7	3.7	2.4	1.4
General gov. services	3.9	3.1	4.2	2.8	1.5	1.2
Personal services	-0.9	0.4	2.3	2.1	1.8	1.3
Gross value added at basic prices	-1.3	3.1	3.4	2.4	1.9	1.3

Note:—

(1)	The seasonally adjusted first half of 2014 compared to the first half of 2013.

Source: Stats SA.

Finance, Insurance, Real Estate and Business Services

The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, auditing, data processing and other business services, such as labor brokers. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment.

This sector is the largest in the South African economy according to GVA, constituting 24.2% of total economy.

The growth in real value added by the finance, insurance, real estate and business services sector slowed from 4.7% in 2011 to 3.7% in 2012 before slowing further to 2.4% in 2013. The sector’s contribution to growth in overall gross domestic production accordingly fell from 1.3% in 2012 to 0.9% in 2013.

In the first half of 2014, the financial services sector recorded average annual growth of 1.4% compared to the same period last year (seasonally adjusted and annualized), with growth driven by the introduction of affordable new-generation products for low-income customers as well as those with more sophisticated financial needs.

According to the Quarterly Employment Statistics (QES) surveys published by Stats SA, which surveys enterprises registered for income tax, the finance, insurance, real estate and business services sector employed 1,847,000 persons in the quarter ended December 2013 and 1,858,000 persons in the second quarter of 2014, roughly 21.0% of the total workforce.

South Africa has a well-developed financial services sector – one of the largest among emerging market economies – with sophisticated banking, bond and insurance markets which have been key strengths in the country’s economic development. The World Economic Forum Global Competitiveness Report 2014 ranks South Africa third overall out of 148 countries for financial market development. This high overall ranking is underpinned by South Africa ranking first in respect of regulation of securities exchanges and legal rights, and second for the availability of financial services and financing through local equity market and third for soundness of the banks.

The financial services sector is characterized by a highly concentrated structure, with four banks, Barclays Africa Group Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited, and three insurance companies, Sanlam Limited, Old Mutual South Africa Limited and Liberty Life Limited, dominating the financial services and insurance industry. See “Monetary and Financial System — Structure of the Banking Industry.”

South African banks are well regulated, have sophisticated liquidity management systems, and limited reliance on funding in foreign currency. South African regulators have tended to maintain more conservative capital adequacy ratios (CAR) in excess of global standards such as Basel 2.5, and banks have chosen to maintain reserve ratios in excess of these higher required minimums. The banking sector remained capitalized at 15.6% as of December 2013, despite the implementation of the higher capital requirements of the Basel III framework from January 2013. The sector’s Common Equity Tier 1 (CET1) capital adequacy ratio was 11.8% (well in excess of Basel III’s 7.0% requirement) in December 2013, compared with 11.3% in December 2012.

Total assets of SA’s banks amounted to R4.0 trillion as of June 2014, up 6.3% from the preceding year. The four largest banks in South Africa accounted for approximately 83.0% of total assets. Gross loans and advances, the largest component of banking assets, rose by 9.2% from R2.9 trillion in June 2013 to R3.2 trillion in June 2014. This growth can be attributed to increases in foreign currency-denominated loans, specialized lending, and lease and installment debtors. As growth in household credit has moderated, total credit extension has been supported by stronger lending to corporates. The banking sector reported some deterioration in the profitability ratios with the cost-to-income ratio increasing from 52.9% in 2012 to 53.6% in 2013 and the return on equity declining to 14.7% in 2013 from 17.7% in 2012.

While there has been an increase in gross loans and advances, the total value of new credit granted declined by 2.2% in June 2014 and the number of credit agreements fell by 10.1%. The rejection rate remains high at 58.3%. Banks have over the past years tightened their lending criteria on the back of rising bad debts, high household indebtedness and lower disposable income growth. Growth in credit extended to households has been hovering below 5.0% in the first half of 2014. Growth in unsecured lending (mainly personal loans), having reached almost 40.0% year-on-year growth in 2011, has slowed quite significantly especially since the beginning of 2013, to 1.9% year-on-year in June 2014.

Whilst increased unsecured lending boosted access to credit over the past several years, weak employment and real disposable income growth have contributed to rising consumer default rates. African Bank, which accounted for 2% of banking assets, began to experience difficulties, largely specific to their current business model, which included a concentrated set of products and income streams; it did not offer transactional banking services. The Reserve Bank acted to forestall contagion of the broader banking system, and the Minister of Finance placed African Bank under curatorship. The restructuring, which involves the private sector, is proceeding. The Government has not provided any funds to bail out the bank, but has provided a R7 billion backstop to the Reserve Bank in line with international practice. It is unlikely that the Reserve Bank will draw on this facility, and no costs to the taxpayer are expected. The failure of African Bank triggered Moody’s downgrade of South Africa’s four big banks, Standard Bank, FirstRand, Nedbank and Absa by one notch, while Capitec’s credit rating was cut by two notches.

The operating environment for short term insurers has been challenging over the past two and half years. Weather-related losses, a worsening consumer environment and a depreciation of the rand weighed on the performance of the industry. Net premiums grew by 6.0% in 2013 from 8.0% in 2012 while growth in the first half of 2014 was 7.0%, compared to the same period last year. The loss ratio, as a percentage of net earned premium, deteriorated slightly to 60.0% in the six months to June 2014 from 58.0% the same period last year. Management expenses, as a percentage of net written premium, rose marginally from 23.0% in the first half of 2013 to 24.0% in the first half of 2014 mainly due to the implementation of new regulation such as Solvency Assessment and Management, Treating Customers Fairly and Binder Regulation.

Long-term insurers recorded 20.0% growth in net premiums in 2013 compared to 2012, despite a 3.0% decline in the number of new policies issued. Insurers are not only chasing new business but are also focusing on quality. The ratio of individual lapse as a percentage of the number of new policies issued jumped to 54.0% in 2013 from 19.0% the previous year, showing that consumers are under pressure. In 2013, long-term insurers benefited from the strong stock market performance, with the JSE All Share Index 20.0% higher than in 2012.

The Government is continuing work to strengthen the financial sector in line with a series of reforms announced in the 2011 policy document “A safer financial sector to serve South Africa better”. In 2014, draft regulations for over-the-counter derivatives, credit agreements, hedge funds and insurance were released. Substantial progress has been made with retirement reforms. The second draft of legislation to implement a “twin-peaks” model of financial regulation has been completed and will soon be tabled in Parliament. The draft Financial Sector Regulation (FSR) Bill, the legislation necessary to implement the Twin Peaks model, is likely to be tabled in Parliament before the end of 2014.

The Promotion and Protection of Investment Bill was published in November 2013. The bill establishes and clarifies the standards of protection that investors can expect to receive in South Africa, without discriminating between domestic and foreign investment. Foreign investors are granted the same protection as national investors. The bill covers expropriation and compensation, provisions for the transfer of funds and provides for a dispute resolution mechanism. It seeks to achieve a balance between the rights and obligations of both investors and Government.

Manufacturing

Manufacturing is South Africa’s second largest sector, constituting approximately 15.0% of GDP in 2012. Approximately 55.0% of production is concentrated in upstream sectors such as metal products, wood processing, and petrochemicals. The remainder is focused on consumer-orientated sub sectors such as food and beverages, motor vehicles, and furniture – a sign of diversification. The sector is a large job creator, providing employment for approximately 1.1 million people or 13.0% of total employment (Stats SA QES, 2013).

The importance of the manufacturing sector is reflected in the level of support it receives from government. The government’s support for the manufacturing sector is guided by the National Industrial Policy Framework and the Industrial Policy Action Plan (IPAP, an annually published action plan focusing on a three-year rolling period). The most recent IPAP ( 2014/15 – 2016/17) focuses on supporting advanced manufacturing (e.g. advanced materials and aerospace) along with midstream and downstream processing activities, sector specific support, exports promotion, the green economy, and local procurement – particularly for black economic empowerment. Producers are able to obtain grants for marketing of exports, tax relief for capital expenditure and R&D, funding for small business development, business incubation, assistance for critical infrastructure, funding for job creation, and funding through sector-specific support programs (for example automobiles and clothing and textiles). Local manufacturers are also supported through preferential procurement policies, and the designation of several sectors for local procurement.

Since the recession, manufacturing gross value added has recovered steadily, growing at approximately 2.7% annually between 2010 and 2012. However, growth slowed to 1.4% in 2013 and the sector contracted in 2014 (a decrease of 4.4% quarter on quarter in the first quarter of 2014 and a decrease of 2.1% quarter on quarter in the second quarter of 2014), reflecting supply shocks and weak domestic demand.

Production was volatile in 2013, and this trend has continued in 2014. The main driver of growth has been the food and beverage sector, which grew by 1.5% in the first half of the year. However, in other sub sectors, a range of one-off factors have reduced output. In particular, petrochemicals production was affected by the maintenance of a floating production and storage facility of PetroSA in the first quarter, and by low rubber and basic chemical production in the second quarter. Motor vehicle output has fallen due to strike related activity.

Capacity utilization of large manufacturers stands at 80.0-82.0%, where it has been since mid-2010, somewhat below the mid-80.0% utilization rates experienced between 2005 and 2008. According to the most recent survey, capacity utilization in September 2014 was 81.0%, mainly due to insufficient demand (accounting for 11.0% of unused capacity) and a shortage of raw materials (accounting for 2.0% of unused capacity).

Production is expected to be supported over time by the relatively weaker currency, greater export potential into other Southern African Development Community (SADC) countries, higher levels of investment into manufacturing (gross fixed capital formation in manufacturing has grown by 9.2% from the first half of 2010 to the first half of 2014), and Government support through incentives and local procurement targets.

Composition of Manufacturing Sector Growth

		Average growth		Contribution to growth
	Weights(1)	2013	2014(2)	2013	2014 (2)
Petrochemicals	25.1%	1.2	0.7	0.3	0.2
Food & beverage	22.1%	3.5	1.7	0.8	0.4
Metals products	20.3%	2.1	-0.3	0.4	-0.1
Wood & paper	10.2%	-0.2	1.1	0.0	0.1
Motor vehicles & parts	7.9%	-1.9	-8.0	-0.2	-0.7
Glass & non-metallic	4.9%	1.7	-5.3	0.1	-0.3
Clothing & textiles	3.5%	1.7	-2.1	0.0	-0.1
Furniture	3.2%	-7.5	2.3	-0.2	0.1
Electrical machinery	2.4%	3.2	0.5	0.1	0.0
Radio & TV	1.1%	3.7	12.0	0.1	0.1
Total	100%	1.4	-0.2	1.4	-0.2

Notes: —

(1)	Weighting is based on the large sample manufacturing survey of 2010.
(2)	Through June 30, 2014.

Source: Stats SA

Manufacturing exports have grown by 19.0% in the first six months of 2014 compared with the same period in 2013, supported by strong export growth in chemicals, food and beverages, base metals, and machinery. While Europe remains an important destination for manufactured products, SADC and the rest of Africa offer the greatest export growth potential. In recent years there has been particularly strong growth of exports of manufactured products to SADC countries.

Petroleum Products, Chemicals, Rubber and Plastic

The petrochemicals sub sector is the largest in manufacturing, accounting for approximately 25.1% of output according to the most recent StatsSA large sample survey (based on 2010 data), as compared to 22.1% as estimated in the previous survey in 2005.

This is one of the few sub sectors where output is higher than pre-crisis levels, supported in particular by large investments in chemicals and pharmaceuticals. The largest export market for the sub sector is SADC, which makes up 30.9% of exports, followed by the EU, which accounts for 15.3% of total exports as at June 2014.

Production in this sub sector expanded by 0.8% in the six months ending June 2014, down from 1.2% in 2013 for the same period and substantially lower than the 5.3% achieved in 2012,when it was the main driver of growth in the manufacturing sector. Maintenance of a floating production and storage facility of PetroSA and low rubber and basic chemical production resulted in weak growth in the first half of 2014.

Food, Beverages and Tobacco

The food sub sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. This sub sector accounted for approximately 22.1%. SADC forms South Africa’s major export market, accounting for 36.7% of exports. The EU represents 26.5% of exports, with the U.S. accounting for 3.8%.

The food and beverages sub sector grew by 3.5% in 2013 and 1.7% in 2014, making it the fastest manufacturing sub sector over the period. Strong export growth of 21.0% in the first half of 2014 as compared to the same period in 2013, mainly to SADC and Asia, has supported the expansion.

Basic Iron and Steel, Non-ferrous Metal Products, Metal Products and Machinery

The metal products sub sector comprises the working of metal, including structural metal products, engines and turbines, agricultural machinery, and electrical industrial machinery. This sector forms approximately 20.0% of total manufacturing output, but is a large generator of exports – 12.0% of total exports in 2013 were base metals and steel products.

Metal production in 2014 was volatile. Production fell sharply in the first quarter, recovered in the second quarter, and was then interrupted by the month-long strike at metal and engineering firms in July which led to a 20.0% year-on-year fall in production.

Despite the economic slowdown, the European Union remains the sub sector’s largest export market, accounting for 17.0% of metal exports in 2012. Asia and Africa also form major trading partners, as the SADC accounted for 21.0% of exports, and Japan and China 10.0% and 4.0% respectively.

Wood and Paper; Publishing and Printing

This sub sector has performed relatively well in 2014, as output has increased by 1.6% in the six months ended June 30, 2014. Growth in this sector has been constrained in past years, growing by 2.3% in 2012 and declining by 0.2% in 2013. The sector remains 10.0% below the 2007 pre-crisis levels.

Export growth has also been relatively strong, growing by 37.0% in the six months ended June 30, 2014, off a relatively low base. Wood and paper accounts for 4.0% of total manufactured exports, delivered primarily to the SADC region (22.4%). China (10.6%) and Japan (10.3%) are also important markets.

Motor Vehicles, Parts and Accessories and Other Transport Equipment

The sector includes the manufacture of motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories. Europe and the U.S. are the major export markets, accounting for 28.8% and 27.6% of exports respectively. Exports to the SADC formed 10.8% of export markets in 2012, up from 8% in 2011.

This sub sector contracted in the first half of 2014 as local demand has weakened. Production for the first six months was 8.0% lower compared to the same period in 2013, and then fell 29.0% year-on-year in July due to the strike in the metals and engineering sector. Despite the current weak conditions, output is expected to recover in the medium term. Investment in the sector also continues to be strong.

The motor industry accounts for the bulk of support available within the manufacturing industry, with an estimated value of incentives of R22 billion in 2011/2012 in tax and custom incentives. The Automotive Production Development Program (ADPD) replaced the Motor Industry Development Program in 2013 and will extend to 2020. Both these programs are comprehensive, covering investment grants, tariff protection and import rebates. Part of the ADPD, the Automotive Investment Scheme (AIS), has already resulted in increased investment in the sub sector. Between July 2009 and end- 2012, the AIS is estimated to have resulted in planned investments of R13.6 billion – mainly from automotive assemblers, but also by component companies. This strong investment has continued: between April 2013 and December 2013, 22 projects were approved, amounting to an estimated R6.2 billion of investment.

Textiles, Clothing and Leather Goods

This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials, and textiles production using wool, cotton and synthetic fibers. SADC is the biggest export destination (31.4% in 2012), and is also a fast growing market, as SADC’s share has increased from 24.0% in 2010. The European market, however, remains crucial to the sector (30.6%).

Production of textiles and clothing fell by 2.1% in the first six months of 2014. The subsector has been struggling to recover after the recession and has been declining in size – 2013 was the only year that the sector grew. However, rand depreciation has helped the sector considerably, with exports of textiles and footwear increasing by 16.0% in the first half of 2014. Substantial government support through the Clothing and Textile Competitiveness Program, launched in March 2010, has also had a positive impact. The support programme provides grant funding for investment in new machinery and equipment, interest subsidies for working capital, and support for clustering. The program has a budget of R723 million for 2014/15 and replaced the Duty Credit Certificates scheme which was available to the sub sector.

Furniture

The furniture sector has recovered somewhat in 2014, growing by 2.1% after a 7.5% contraction in 2013. The sub sector faces strong competition from imports and low domestic demand as over-indebted households rebalance their portfolios. International demand, particularly from the EU, also remains low. The EU is by far the largest importer of these products, accounting for in 67.0% of exports in 2012. There is some potential upside for furniture production given the weaker rand and the expansion of retailers into SADC countries, which make up the most of the other exports, approximately 22.0%.

Electrical Machinery and Apparatus

The manufacturing of electric motors and generators, electricity distribution and control systems, insulated wire and cable, and lights and lighting equipment are included in this sector. This sector grew by 0.7% in the first six months of 2014, following strong growth in 2013 of 3.2%. SADC is the main export destination of electrical machinery products, accounting for 50.9% of exports in 2012. Europe (11.6%) and the U.S. (6.1%) are also important destinations.

Wholesale and Retail Trade, Catering and Accommodation

This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services.

Growth in the real value added by the sector decelerated to 2.2% in 2013 from a post-crisis high of 4.4% in 2011. Based on high frequency data, this trend is expected to have continued in 2014. Lower growth in unsecured lending, weak employment and real disposable income growth alongside low levels of consumer confidence have depressed demand. The motor trade subsector has followed the same trend. Passenger vehicle sales declined by 5.7% year-on-year in the first half of 2014 when compared to the same period of 2013.

Unfavorable trading conditions in the sector have been reflected in the employment data. According to the QES, the wholesale and retail trade, catering and accommodation sector employed 1,706,500 people in the first half of 2014, a year-on-year increase of 1.0%.

Wholesale and Retail Trade

The wholesale and retail trade sector is the third largest sector in South Africa, measured by value added. In the second quarter of 2014, it contributed 12.6% to GDP and accounted for 20.0% of formal sector employment.

This sector was one of the hardest hit by the economic downturn. In 2009, the value of sales in real terms fell to their lowest levels since 2005. Although retail sales recovered rapidly – growing by 4.5% in 2012 – the recovery was short-lived, decelerating to 2.5% in 2013 and 2% annual growth in the six months to June 2014. Much of the slowdown in momentum has been concentrated in clothing and textiles as well as furniture, appliances and household equipment and hardware, paint and glass. Falling consumer confidence due to higher prices and weaker income growth has acted as a dampener on overall sector growth. The wholesale sector has exhibited similar trends. From a high of 8.1% in 2012, the sector’s growth eased to 2.7% for the first half of 2014 compared with the same period in 2013.

The wholesale and retail trade subsectors remain highly concentrated. Four companies comprise more than 95.0% of the retail food market. Competition is nevertheless vigorous among the major chain stores, driving rationalization and reduced costs throughout the distribution chain. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Despite allegations of market abuse by consumer groups and unions, the Competition Commission has not found evidence of anti-competitive or collusive behavior.

South African wholesalers and retailers have further expanded their operations by establishing distribution and logistical networks in other African countries, particularly Botswana, Mozambique, Zambia, Nigeria, Angola and Ghana.

Catering and Accommodation Services

When including the linkages of the tourism sector to the rest of the economy, the sector contributed 9.7% to GDP and created 1.4 million jobs in 2013(according to the Department of Tourism) and is expected to play a significant role in employment creation over the forecast horizon of the NDP.

Domestic tourists contributed R24.3 billion to the economy in 2013, up from R21.8 billion in 2012. According to the data collected by the Department of Home Affairs , 4,301,694 travelers (arrivals and departures) passed through South African ports of entry in December 2013. Of the total, 1,239,444 were South African residents and 3,062,250 foreign travelers.

Tourists from overseas were from Europe (60.1%),North America (14.2%), Asia (13.3%), Australasia (6.0%), Central and South America (5.0%) and Middle East (1.3%) in December 2013. Of the tourists from other African countries, 12,029 were from West Africa, 9, 134 from East and Central Africa and 1,297 from North Africa. According to the Department of Tourism, South Africa has a very high repeat visitor rate (e.g. 58.0% of the tourists from Europe were repeat tourists). There were 532,650 same-day visitors and 942,935 tourists in December 2013. The volume of same-day visitors between November and December 2013 increased by 19.9%. According to StatsSA, the arrival data showed that 32.8% came by air, while 67.1% came by road.

Transport and Storage

South Africa’s modern and extensive transport and logistics system plays an important role in the national regional economy, transporting freight for export and domestic use, as well as enabling the movement of people within and between cities and rural areas. The transport system comprises airports, sea ports, roads, rail and public transport networks.

Transportation in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. The Department of Transport is also responsible for overseeing the regulation of the sector through a number of regulatory bodies including the Ports Regulator, the Regulatory Committee (for Aviation), Railway Safety Regulator and the South African Civil Aviation Authority .

Transnet, the horizontally integrated state-owned company plays a central role in freight transportation through its rail, port and pipeline operations. Intercity passenger land transportation is provided by PRASA, which incorporates Metrorail, Shosholoza Meyl and Autopax. SANRAL is responsible for the upgrading and expansion of the national road system whilst provincial and municipal governments are responsible for secondary roads.

The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80.0% of all freight transport, 75.0% of all commuter transport and 95.0% of all other passenger travel in South Africa takes place by road.

Income from freight transportation increased by 10.2% in the three months ended July 2014 compared with the three months ended July 2013. The main contributors to this increase were: primary mining and quarrying products; manufactured food, beverages and tobacco products; and agriculture and forestry primary products.

SANRAL, a state-owned company reporting to the Department of Transport, is responsible for planning, designing and constructing national roads. It is also charged with raising the financing required to develop and manage the road network and non-current assets. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. This includes a national highway network of 16,170 kilometers, which is planned to be extended to 35,000 kilometers. South Africa has the longest road network of any country in Africa.

The toll-road network comprises about 19.0% (3,120 km) of the national road grid. SANRAL manages approximately 1,832 km of these toll roads. About 1,288 km of the tolled sections of national roads have been concessioned to private companies to develop, operate and maintain. To continue the expansion and maintenance of the comprehensive national road network, SANRAL will continue the selective expansion of toll roads. New roads will be funded through the user-pay principle with electronic tolling, if feasible. This will relieve congestion and enhance traffic flow around major metropolitan areas. The South African National Roads Agency Limited invested R137.4 billion over the period 2010/11– 2013/14 to maintain and improve existing roads, and to develop new road infrastructure.

The air transport sector accounts for around 15.0% of income in the freight transport sector in South Africa and in total over 33 million passengers arrive or depart from South African airports each year.

The commercial airport infrastructure in South Africa consists primarily of nine airports which are owned and operated on a commercial basis by the Airports Company of South Africa Limited (ACSA). The Department of Transport is responsible for overseeing the state’s stake in ACSA. Previously, the sole shareholder of ACSA, the National Government sold 20.0% of its equity stake in 1998 to Aeroporti di Roma (ADR) for R819 million. In 2005, the Public Investment Corporation Limited , a body charged with the administration of the state’s pension fund, purchased ADR’s 20.0% equity stake for R1.67 billion. South Africa’s three major international airports (Cape Town International, Durban’s King Shaka and Johannesburg’s OR Tambo) are the highest ranked airports in Africa and respectively ranked 22nd, 26th, and 28th in the 2013 World Airport Awards.

ACSA indicated in its 2013 Annual Report that it plans to invest R39 billion in capital over the next 10 years, divided among four categories: maintaining the current asset base; efficiency and technology to improve functional effectiveness; keeping pace with statutory and compliance obligations; and increasing the airports’ capability to handle growing volumes of passengers, cargo and aircraft.

South Africa Airways (SAA) is a wholly state-owned company reporting to the Department of Public Enterprises. SAA’s core business is the movement of people and goods by air. The Group operates a dual-brand airline model, with SAA as its premium brand and the low cost carrier, Mango, targeting price sensitive markets. SAA also provides regular services between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. SAA became the first airline in Africa to join the Star Alliance Group in April 2006.

Transnet, a public company wholly owned by the South African Government, is the custodian of rail, ports and pipelines, responsible for delivering reliable freight transport and handling services. Transnet has five operating divisions: Transnet Freight Rail (transporting bulk and containerized freight), Transnet Rail Engineering (refurbishment, conversion, upgrades and manufacturing of rail related rolling stock), Transnet National Ports Authority (port infrastructure and marine services), Transnet Port Terminals (cargo terminal operations) and Transnet Pipelines (petroleum and gas pipeline business). The company is overseen by the Department of Public Enterprises. Group revenue increased to R30.3bn in the first half of 2014 from R28.5bn in the first half of 2013 according to the 2014 Annual report.

The national and local railway network consists of approximately 20,824 kilometers of track and is divided into ten geographical areas under the control of Transnet Freight Rail (TFR). TFR moves heavy haul and bulk commodities over long distances and accounts for 61.0% of Transnet’s total revenue. The division also provides the network for long distance passenger rail agency as well as haulage capacity for other private passenger services. TFR does not operate passenger services other than the Blue Train luxury passenger service which is operated as a strategic positioning tool for the tourism industry.

The Rail Engineering (RE) division, which provides a variety of services to TFR and other rail and terminal operators, consists of nine businesses, namely wagon, locomotive, coach, rolling stock equipment, rotating machines, wheels, auxiliary foundry and port equipment maintenance. The RE is dedicated to in-service maintenance, repair, upgrade, conversion and manufacture of freight wagons, mainline and suburban coaches, diesel and electric locomotives as well as wheels, rotating machines, rolling stock equipment, castings auxiliary equipment and services. The wagon, locomotive and coach businesses are the primary customer-facing entities and revenue generators, while the other seven operational businesses provide a supportive role within the organization with the exception of the auxiliary business which has a substantial portion of its activity focused directly on serving TFR.

Transnet National Ports Authority (National Ports Authority) operates as a landlord port authority, managing, controlling and administering the South African port system on behalf of the state. The National Ports Authority owns and manages the eight ports within the country. South Africa has acknowledged the strategic role of ports and the necessity to promote effective and efficient transport throughout the logistics chain. More than 90.0% of world trade volumes are seaborne, and approximately 98.0% of South Africa’s exports are conveyed by sea. According to its 2013/14 Annual Report, Transnet Port Terminals increased revenue by 8.2% year on year to R4.7bn despite container and automotive volumes decreasing by 3.8% and 1.9%, respectively, while bulk volumes increased marginally by 0.9%.

Transnet Pipelines owns and operates South Africa’s 3,800 kilometers of strategic petroleum and gas pipeline infrastructure, with the objective of ensuring security of supply of petroleum products to the inland market. The pipeline system is the environmentally friendly, reliable and the most efficient system for carrying large volumes. The business is regulated by the National Energy Regulator of South Africa (NERSAand is governed by the Petroleum Pipelines Act, No 60 of 2003 b, and the Gas Act, No 48 of 2001. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products.

In 2014, Transnet revised its seven-year rolling capital expenditure programme up to R312.2bn from R307.5bn. Of this, R209.9bn is allocated to its freight rail division. In 2014, Transnet announced plans to include the private sector in its operations to enhance efficiency and turnaround times. Identified projects include rapid loading facilities, grain elevators, branch lines, specialized wagons and consolidated terminals. Private-sector involvement in the construction of the deep-water port in Durban, the upgrade of the Waterberg coal line and in the running of trains on branch lines are also being explored.

The government has placed a strong emphasis on increasing public transportation availability, in line with the NDP. According to StatsSA, the use patterns of public transport have changed significantly between 2003 and 2013, with general increases in the percentage of households who used taxis (from 59.0% to 69.0%), buses (16.6% to 20.2%) and trains (5.7% to 9.9%). Bus Rapid Transport (BRT) systems provide a mechanism for implementing public transportation networks that operate on exclusive lanes and incorporate current bus and minibus operators. Large metropolitan areas are investing heavily in integrated public transport. Cape Town and Johannesburg have begun operating stations, depots, buses and dedicated bus lanes. Tshwane, Mbombela, Nelson Mandela Bay, eThekwini, Rustenburg and George have started constructing similar infrastructure. Government is also seeking to modernize the private provision of transport to increase safety.

The Passenger Rail Agency of South Africa (PRASA) was established in 2009, following the Cabinet’s approval of the consolidation of passenger rail entities, in a bid to provide better mobility and accessibility to transport for South Africans in pursuit of a better life for all. PRASA is the parent company of:

•	Metrorail, which provides commuter rail services, and Shosholoza Meyl which provides long distance passenger rail services.

•	Autopax, which provides long distance bus services offered by Translux and City to City.

•	PRASA Corporate Real Estate Solutions (CRES), which is responsible for facilities management.

•	PRASA Technical, which is responsible for Rolling Stock upgrade and maintenance and depot and fleet management.

•	Intersite Asset Investments, which is responsible for the development of the PRASA property portfolio and asset investments.

PRASA embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. PRASA is expected to spend R51 billion over the next 10 years to procure 600 trains. A total of 580 of these trains will be manufactured in South Africa.

To reduce the traffic and speed up commute times between Johannesburg and Pretoria, the Government co-funded the R28 billion Gautrain Rapid Rail Link. This project has linked Johannesburg, Tshwane and the Oliver Tambo International Airport through high-speed rail services since August 2011.It now ferries 52,000 people a day, or 1.2 million people a year. Following this success, the Gautrain Management Agency, which operates the rapid rail link, has proposed seven new routes along identified “high-mobility corridors” in South Africa’s busiest province.

Communications

The communications sub-sector consists of postal services and telecommunications services.

Fixed line services are dominated by Telkom SA Limited (Telkom). The major shareholders of Telkom are (i) the National Government, with a direct holding of 39.8% and (ii) the Public Investment Corporation, with a direct holding of 10.9%. The remaining 47.3% of Telkom’s issued shares are in free float. Telkom is listed on the Johannesburg Stock Exchange. For the financial year ended March 31, 2013, Telkom’s Group operating revenue was R32.501 billion (R33.079 billion in 2012) and profit after tax was R501 million. It is one of the largest companies in South Africa and together with its subsidiaries and joint ventures forms one of the largest communications services providers on the African continent. Telkom provides international direct dial telephone services to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Telkom aims to deliver fiber broadband services to 20 South African suburbs before the end of 2014.

The Telecommunications Amendment Act of 2004 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second national fixed-line operator to compete with the then state monopolist Telkom. In September 2006, Neotel entered the market as a second national fixed line operator and competes on most of the services that Telkom provides. There are five licensed mobile operators: Vodacom, MTN, Cell-C, Virgin Mobile and Telkom Mobile. In October 2014, Vodacom completed an upgrade programme, to increase the number of 3G and 4G Long Term Evolution (LTE) base stations while replacing outdated technology, also expanding fiber-optic infrastructure that connects these base stations. Telkom is also upgrading a number of copper lines to fiber and competition amongst service providers is increasing in the fiber to the home space.

Broadband services are provided by Telkom and the mobile service providers. In line with the global trend, the local sector is going through a consolidation phase as evident in the number of recent mergers that have been notified to competition authorities. These mergers include a 50.0% acquisition of Afrihost by MTN, the proposed acquisition of Neotel by Vodacom, and the proposed acquisition of Business Connexion by Telkom. The outcome of regulatory assessment on these transactions is pending.

The Electronic Communications Act (ECA), signed into law in July 2006, aims to promote convergence in the broadcasting and telecommunications sectors, and regulates the granting of new licenses. The Department of Communications is in the process of reviewing the ECA.

In December 2013, the Minister of Telecommunications and Postal Services published South Africa’s broadband policy. The policy sets out a framework which aims to help in achieving high quality universal broadband access at affordable prices by 2030. A broadband steering committee and other task teams have been set up to develop an implementation plan for the policy.

In 2008, the Minister of Communication approved the Broadcasting Digital Migration Policy which created the framework for switch-over from analogue to digital. The Government has not yet announced formal timelines for the switch off. The International Telecommunications Union imposed June 2015 as the deadline for implementing the switch off in Region 1 countries (which includes Africa), indicating that after this time countries would no longer be protected against disruptions of the radio waves used for analogue television broadcasts. The switch would release valuable radio spectrum for the provision of broadband services.

South Africa’s cellular phone industry network is currently shared by five licensees: Vodacom (Pty) Limited, MTN Group Limited, Cell-C (Pty) Limited, Virgin Mobile South Africa (Pty) Limited and Telkom. Cellular telephony is among the fastest-growing sub sectors of the South African economy. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Mobile number portability allows customers to switch networks without changing numbers.

The Independent Communications Authority of South Africa (ICASA) reduced call termination rates by 184.0% between the time of its first intervention in March 2011 and September 2014. The call termination rate reductions are ICASA’s first and only tariff setting intervention completed in terms of the ECA Act. 2013 and 2014 has seen ongoing price wars between Cell C, MTN and Vodacom, brought on by the decline in termination rates and growing competitiveness.

The South African Post Office Limited (SAPO) is responsible for postal services through the Postal Act and the Postal Services Act of 1998.

SAPO was established on October 1, 1991 as a public company in terms of the Companies Act, 61 of 1973. The government of South Africa is the sole shareholder and is represented by the Minister of Telecommunications and Postal Services. As a state-owned company (SOC), SAPO is expected to comply with the Public Finance Management Act (PFMA) and it is regulated by ICASA. SAPO has a retail post office infrastructure of 2,447 service points which deliver postal, courier, financial and PostBank services. This comprises 1,573 post office outlets and 874 retail postal agencies. Of the total of 2,447 post offices, 629 of them are located in previously underserviced areas.

SAPO was granted a license to operate as South Africa’s postal services provider in 2001. The license is valid for a period of 25 years and is reviewed every three years with the next review in 2014. SAPO has the exclusive mandate to conduct certain postal services under the Postal Services Act of 1998.

Like many postal companies internationally, SAPO faces a decline in its traditional mail business. To diversify its revenue sources, it has looked at growing its logistics business and has entered the financial services sector through the Postbank. The Postbank is undergoing a corporatization process which has led to it submitting an application for a full banking license to the Reserve Bank. The Postbank Limited Bill was approved in September 2010. The Bill seeks to establish the Postbank as a subsidiary of the SAPO and it will operate within the ambit of the financial and banking regulatory environment, as regulated by the Registrar of Banks.

SAPO has been plagued by prolonged strikes and poor financial and internal controls. As of November 2014, the government has set up a technical team that will move to develop a rescue plan and assure financiers and other stakeholders.

Mining and Quarrying

The mining sector accounted for 5.0% of total GDP in 2013 in real terms, and employed 511,000 people during the second quarter of 2013 according to the QES, representing a 4.1% annual decline. The contraction in employment figures continued into the second quarter of 2014, with 490,000 employed according to the QES. Although the sector’s importance to the South African economy has been declining over the long term, it remains an important earner of export revenues. Mineral export sales (including base metals, basic iron and steel and basic non-ferrous metals) accounted for approximately 53.0% of total export revenues in 2013.

South African mineral sales increased by 5.8% to R32 billion in 2013, following a contraction of 1.8% in 2012, after a substantial increase of 23.5% in 2011. The gains experienced in 2011 were the result of commodity prices boom. However, since 2012, commodity prices have experienced a slowdown due to weak global demand, especially in China and Europe (China accounts for about 40.0% of industrial market demand). In the first half of 2014, prices for gold and PGMs contracted by 28.5% and 6.2% respectively. In contrast, iron ore increased by 10.5%, while coal rose by 1.7%.

In volume terms, total mining production rebounded to 3.1% in 2013, following a contraction of 3.6% in 2012. The growth of 2013 should be viewed against a weak 2012, which was characterized by strikes in the platinum, gold, iron ore and coal mining sub-sectors. In addition, closures of mines due to fatalities and the impact of having various mines on long-term maintenance have dampened the sector’s growth potential in 2013. The decline in gold output is related to structural factors including decreasing ore quality, deepening mine pits, which have raised the risks of gold mining, and rising costs (mainly labor and electricity).

To an extent, the weakening of the rand during 2013 has shielded South African mining companies against weaker commodity prices.

In the first half of 2014, South Africa’s mining sector has been under significant pressure due to a combination of domestic and global factors which has underpinned the performance of the mining sector in South Africa. Globally, the mineral supply glut and slowing demand from China and Europe has kept commodity prices low, and as a result a majority of the mines have also scaled back production. The prolonged strike in the platinum sector, which lasted for five months, was compounded by on-going electricity constraints, safety stoppages, flooding and long-term maintenance in a number of mines.

Real value added by the mining sector contracted by 2.7 per cent year-on-year in the second quarter of 2014, following a decline of 2.5 per cent year-on-year in the first quarter, from 3.1% in 2013. PGM production declined by 57.1% in the second quarter of 2014 compared to the same period the previous year. Gold production declined by 3.0% in the second quarter of 2014, reflecting ever-increasing depths of existing mines, technical difficulties experienced by start-up operations and a continually rising operational costs.

In the NDP 2030, the government identified mining as one of the key sectors for the acceleration of domestic industrialization and the acceleration of job creation. A number of binding constraints to growth that require policy intervention have been identified, including rail and port infrastructure, the stability of energy supply, skills constraints and poor regulatory framework.

South Africa’s coal exports, mostly along a heavy-heal line between Mpumalanga and the RBCT, contributed R56bn to total mineral sales in 2013. The RBCT has a design capacity of 91 million tons per annum (mtpa) with plans to expand this to 110 mtpa and the current rail capacity is around 72 mtpa. Transnet plans to expand this to 81mtpa by the end of 2018, and eventually to 97mtpa. In recent years, Transnet has increased capacity on the rail line from 68.5 mt in 2012 and 70.8 mt in 2013. Due to the absence of a heavy-haul line linking the Limpopo coal fields to Mpumalanga, Transnet and Exxaro are planning a public-private partnership to increase line capacity to 23 mtpa from 5 mtpa.

South Africa’s iron ore exports, mostly along a heavy-haul line between the Northern Cape and the port of Saldanha, contributed R74 billion to total mineral sales in 2013. The current capacity of the port is around 57 mtpa and line capacity is around 60 mtpa. Transnet plans to increase rail capacity to 82.5 mtpa by 2018 (and eventually to 105 mtpa). Some iron ore producers believe that line capacity can be further increased by 8 to 10 mtpa through gains in operational efficiencies alone.

South Africa’s manganese exports contributed R74 billion to total mineral sales in 2013. South Africa currently exports 7.5 mtpa of manganese (5 mtpa on rail and remainder on trucks through the Port Elizabeth and Durban ports). Transnet believes that unconstrained manganese production capacity across current and potential new mines is estimated at 49 mtpa. Transnet plans to create capacity of 7 to 14 mtpa by 2020, and 16 mtpa by 2023 along a new line between the Northern Cape and the port of Ngqura.

Following concerns that the mining regulatory framework inhibited investment, the Minister of Mineral Resources announced measures to reduce regulatory uncertainty in the mining industry and root out corruption in the awarding of mining licenses. Since September 1, 2010, in an effort to improve transparency in the licensing process, the DMR places information on the status of exploration and mining licenses on its website. In addition, prospecting rights, which were previously issued by regional offices, are only issued by the head office. This aims to reduce graft and inconsistent application of the law. Senior management has also been deployed to regional offices to strengthen leadership and oversight. A review of the mining sector strategy will begin in 2015/16 and the Mining Charter Compliance Review will be completed during 2015. Draft regulations for shale gas exploration have been completed and stakeholder consultations will begin once the shale gas communication strategy is finalized.

Finally, the DMR has identified areas in the regulatory legislation (the MPRDA) that require clarification, including the order of processing applications, the interpretation of regulations on transfer of rights, regulations covering associated minerals and regulations to prevent the fragmentation of rights. The MPRDA has been approved by Parliament and is currently awaiting the signature of the President.

As part of the NDP 2030, the Government is working towards creating a suitable environment for downstream minerals beneficiation. In June 2011, the Cabinet approved a 10-commodity beneficiation strategy. The 10 selected commodities are gold, platinum, diamonds, iron-ore, chromium, manganese, vanadium, nickel and titanium, with coal and uranium bracketed together. The five value chains identified are energy, steel and stainless steel, pigment production, auto catalyst and diesel particulate filters, diamond processing and jewelry. Action plans are being developed for five-value chains (iron ore / steel, titanium, PGMs, polymers and mining inputs) and these will be integrated into the 2015 IPAP. In addition, an analysis of the top 15 mineral exports in terms of beneficiation potential (jobs and industrial development) has been completed. The following table sets forth mineral production and sales for the periods indicated.

Mineral Production

Year	Index of Production	Index of Production	Total Value of	Total Value of
	Volume Including	Volume Excluding	Mineral Sales	Mineral Sales
	Gold(1)	Gold(1)	Including Gold(2)	Excluding Gold(2)
2004	109.3	99.6	125,058	95,728
2005	110.6	104.0	142,818	118,217
2006	109.2	104.1	193,590	157,185
2007	108.2	104.3	224,438	185,401
2008	102.1	100.4	300,715	254,722
2009	95.4	93.8	241,365	192,669
2010	100.0	100.0	300,293	247,199
2011	99.1	99.9	370,831	301,940
2012	96.0	99.1	364,273	287,458
2013	100.0	103.3	384,946	327,787
2014(3)	95.6	98.8	187,595	164,698

Notes: —

(1)	Base: 2010 = 100
(2)	Rand million, through June 30, 2014.
(3)	Through June 30, 2014.

Source: Stats SA.

Agriculture, Forestry and Fishing

Agriculture

Gross value added by the agricultural fishing and forestry sectors increased by 3.3% in the first half of 2014 as compared to the same period of 2013.

The Department of Agriculture, Forestry and Fisheries (DAFF) suggests that commercial farmers produce approximately 95.0% of the country’s formal marketed agricultural produce. The Commercial Agricultural Census estimated that there were 39,966 commercial farming units in operation in 2007, down from 45,818 in 2002. A widely held view is that there are now about 37,000 commercial farmers in South Africa.

Approximately 12.0% of the country can be used for crop production; high-potential arable land comprises only 22.0% of total arable land. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts. Yet South Africa remains a major food exporter to the Southern African region, mainly due to the sector’s relative maturity and global competitiveness.

There are a number of farming regions that vary according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas, to cattle farming in the bushveld and sheep farming in the more arid regions. Production under irrigation takes place on approximately 1.4 million hectares (3.2 million acres). Agricultural companies such as ZZ2, Karsten, Westfalia and AFGRI are well-established in the sector and have existed since the 1960s.

Historically, exports of processed agricultural products have outweighed exports of unprocessed agricultural products; in 2012, processed products made up about 69.0% of the value of total agricultural exports. Agricultural exports totaled R50.8 billion in 2011 signaling a 9.5% increase from the 2010 value of about R46.4 billion.

Total employment in the agriculture sector was 670,000 in the second quarter of 2014. The sector has shed jobs for five consecutive quarters since June 2013 which is concerning given the high employment potential that it holds.

The NGP and NDP policy frameworks identify the agriculture as a key driver of job creation and will introduce measures to support growth of commercial farming and smallholder schemes with comprehensive support around infrastructure, marketing, extension services and finance. The NDP, in particular, characterizes the sector as having the potential to create job opportunities for 300,000 households in smallholder schemes and 145,000 jobs in agro-processing by 2020.

As agriculture is a high-risk business, access to finance has been a key challenge for farmers, particularly emerging farmers. A number of platforms therefore exist to improve farmers’ access to finance. These include the Land Bank, the Industrial Development Corporation (IDC) and the Micro-Agricultural Financial Institutions of South Africa (MAFISA). Following financial breakdown in 2008, the Land Bank has stabilized its financial position and will increase its developmental lending to emerging farmers over the medium term. At the same time, the IDC is targeting the agricultural sector through its R10-billion Gro-E Scheme, and the number of farmers awarded production loans under MAFISA increased from 5,310 in fiscal year 2011/12 to 4,176 in fiscal year 2012/13. The DAFF has targeted 6,000 small-holder and subsistence farmers to be receiving MAFISA loans in fiscal year 2013/14 and 7,000 in fiscal year 2014/15.

The agricultural sector is also being supported through investments in research and development (R&D). One of the underlying principles of the Green Paper on land reform is the preservation and enhancement of agricultural productivity whilst institutions such as the Agricultural Research Council (ARC) and the Water Research Commission receive support from government. The ARC’s adjusted appropriation for 2013/14 is R950.3 million indicating an annual average growth rate of 15.2% in funding received by the ARC between 2010/11 and 2013/14.

Empowerment policies are encouraging large corporations to take on or work with black and small-scale partners in order to encourage greater diversity. Agricultural Broad-Based Black Economic Empowerment (AgriBEE) is the agricultural sector’s approach to BBBEE and is envisaged to support other initiatives such as farmer development support and land reform, although the impact has been limited as it was not legally binding. A draft AgriBEE Sector Code in March 2012 was submitted for public comment by DAFF and the DTI in order to address the efficacy of AgriBEE. One of the underlying principles of the Green Paper on Land Reform is the preservation and enhancement of agricultural productivity.

Forestry

There are approximately 534,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines. There has been an increase in the use of natural forests as sources of medicine, building material, fuel and food. It is estimated that around 80.0% of South Africa’s population still use medicinal plants, most of which are sourced from natural forests. There are a further 1.3 million hectares of plantation forests occupying approximately 1.1% of the country’s land area.

The forestry sector accounts for approximately 0.4% of GDP. It employs about 115,000 people (63,000 in direct forestry operations and a further 52,000 in downstream processing plants).

South Africa now has a detailed inventory of all its natural forests, which are not commercially utilized extensively for forest products, but which are very important in supporting communities in subsistence needs and which also provide unique eco-tourism opportunities. These forests represent 24 broad forest types. The natural forests protected areas system, which was completed for all forests in 2004, will guide the setting-aside and re-demarcation of natural forests into protected areas. South Africa also has extensive woodland (deciduous fire-climax wooded areas as opposed to evergreen natural forests) areas throughout about 29 million hectares of the country, of which approximately three quarters is privately owned.

The Department of Agriculture, Forestry and Fisheries plans to transfer the management and control of all state-owned indigenous forests, primarily to provincial government departments or national and provincial conservation agencies such as South African National Parks, SANParks, which will manage about 97,000 hectares of state forest land in the southern Cape and Tsitsikamma areas.

The Forestry 2030 Roadmap aims to achieve the effective and sustainable development of all forestry resources in South Africa. It serves as the guiding policy of the forestry sector. The Forestry BBBEE Charter, which was launched at the Forestry Indaba in April 2005, was gazetted in June 2009. The vision of the Charter is that of an inclusive and equitable forestry sector, in which black women and men fully participate, and that is characterized by the sustainable use of resources, sustainable growth, international competitiveness and profitability for all its participants contributing meaningfully to poverty eradication, job creation, rural development and economic value-adding activities in the country. Under the Charter, the National Government aims to process about 15,000 hectares per year until 2019 to get a net increase in forestry of about 10,000 hectares per year.

Fishing

South Africa’s industrial fisheries are widely regarded as being among the best managed in the world. The commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, contributes approximately 0.1% to GDP and directly employs about 27,000 people while another 81,000 find employment in fish processing, transporting of fish products and boat building. Marine life that is not harvested, such as whales, dolphins and seabirds, is increasingly recognized as a valuable resource for nature-based tourism.

The South African fishing industry, which was once concentrated in the hands of a few, largely white-owned companies, has undergone intensive transformation over the past ten years. Transformation has taken place in a very short space of time, without compromising the principle of sustainable utilization that is fundamental to the management of fisheries.

The Integrated Coastal Management Act of 2008 replaced the Seashore Act of 1935 and the Dumping at Sea Control Act of 1980, and introduces a comprehensive national system for planning and managing South Africa’s valuable coastal areas. The Integrated Coastal Management Act declares the seashore, coastal waters (including estuaries) and South Africa’s territorial seas to be coastal public property. It therefore also requires the state to act as the trustee of coastal public property.

The primary objective of the national government’s fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of marine resources.

DAFF has also identified the aquaculture sub-sector as having the potential to increase the sector’s value-add and increase its employment potential, particularly for poor coastal communities. An Aquaculture Programme is being implemented across the country through fish production projects. The programme is being administrated by DAFF in collaboration with the DTI. The programme is guided by the National Aquaculture Strategic Framework, which is undergoing final consultation.

Policy

Finally, the Integrated Growth and Development Plan 2012 (IGDP) has been developed by DAFF to provide a long-term strategy for the agriculture, forestry and fisheries sectors. Its aim is to provide a coordinated implementation framework linking the three sectors.

The high-level responses offered in the IGDP have been translated into the new Agriculture Policy Action Plan (APAP), which is the implementation arm of the IGDP. The first iteration of APAP is based on the model of IPAP and therefore identifies an ambitious but manageable number of focused actions, in anticipation of future APAP iterations that will take the process further. The APAP is planned over a five-year period and will be updated on an annual basis. The broad objectives of APAP are to promote labor absorption and broaden market participation, strategic interventions aimed at increasing value-chain efficiencies and competitiveness, focusing on selected subsectors and their value chains.

Electricity, Gas and Water

The electricity, gas and water sector grew 0.1% in the first half of 2014, compared with a contraction of 1.3% for the same period in 2013. According to the QLFS, the number of persons employed in this sector was 117,000 as at September 30, 2014.

Electricity

South Africa generates two-thirds of Africa’s electricity. More than 85.0% of South Africa’s electricity is coal-generated. Koeberg, a large nuclear station near Cape Town, provides about 5.0% of capacity. A further 5.0% is provided by hydro-electric and pumped storage schemes.

Generation of electricity in South Africa is currently dominated by Eskom, the national wholly state-owned utility, which also owns and operates the national electricity grid. The company supplies about 95.0% of South Africa’s electricity. Eskom is among the top 11 global companies in generating capacity, among the top seven in terms of sales, and has one of the world’s biggest dry-cooled power stations, the Matimba Power Station. It is regulated by NERSA, which is also mandated to regulate electricity departments of local authorities as well as the piped-gas and petroleum pipeline sectors.

Electricity supply constraints are being met with government policies to support the development of generation and transmission capacity. In response to supply constraints, Eskom embarked on massive build program. In the short term, South Africa’s increased power needs are expected to be met by two new coal-fired power stations, Medupi and Kusile. The projects have been financed by a mix of higher tariffs for electricity as well as debt issued by Eskom, backed with a government guarantee, as well as loans from multilateral development banks.

The balance of supply and demand has been precarious, with planned maintenance at Koeberg, a fire and explosion at two power stations, the over-extension of the fleet at the cost of necessary maintenance, low dam levels affecting pumped-storage power stations, excessive rainfall and wet coal, and the collapse of the coal storage silo at the Majuba power station resulting in load shedding, unplanned outages and power emergencies. However, Eskom has decided, going forward, to make maintenance a priority and use expensive diesel-fired open-cycle gas turbines more prudently, increasing the chances of load reduction over the summer period. In addition, Eskom announced that the first unit of Medupi will be synchronized to the grid mid-December 2014 and will take a further six months for this unit to operate at full capacity. Kusile is expected to synchronize to the grid by the end of 2015.

Eskom has short-term interventions in place to boost supply such as demand-reduction contracts, short-term purchases from independent power producers (IPPs) and municipalities, and imports from Cahora Bassain Mozambique. Projects from the Renewable Energy Independent Power Producer Procurement Programme have been coming online, particularly wind farms and solar photovoltaic facilities. So far, 3,915 MW has been awarded to approved projects that are in the development stage. However, electricity supply will be tight until the first 800MW unit of Medupi reaches full production capacity in mid-2015. The maintenance-capacity shortfall is expected to continue until 2019, but at a lower level once additional capacity is introduced.

Electricity tariffs have been increasing at levels above inflation since 2008 to reach cost reflectivity. In February 2013, NERSA granted Eskom yearly increases of 8.0% for the period from 2013/14 to 2017/18. However, Eskom is facing a R225bn shortfall over the MTEF. Consequently, Eskom will raise electricity tariffs by 12.69% just in 2015 to recoup losses after it under-recovered money during the multi-year-price-determination 2 (MYPD2) control period between 2010 and 2013.

To further help address Eskom’s shortfall, the National Government will provide financial support to Eskom by: (i) a direct allocation to the utility of at least R20 billion, raised through the sale of non-strategic state assets; (ii) working with municipalities to ensure that the equitable share is targeted to help poor households cope with increased electricity tariffs; and (iii) accommodating Eskom’s additional borrowing, expected to be about R50 billion over the medium term, within the existing guarantee facility

Over the longer term, South Africa’s envisaged energy generation and transmission needs and provision are outlined in the Department of Energy’s Integrated Resources Plan (IRP) and Integrated Energy Plan (IEP). The IEP, covering the time horizon 2010 to 2050, is designed to guide future energy infrastructure investment and policy. The IRP seeks to diversify the energy mix in South Africa to include gas, imports, nuclear, biomass, and renewable, as well as use to the existing coal resources more efficiently and in a more environmentally friendly manner. The IRP envisages creating an additional 42.6 GW of total capacity by 2030: 17.8 GW from renewable, 9.6 GW from nuclear, 6.3 GW from coal and the remainder from other generation sources. This mix should help South Africa to meet its commitments to climate change imperatives such as the Copenhagen Accord.

One of the objectives of the White Paper on Energy 1998 is for IPP’s to generate 30.0% of future capacity. Eskom has successfully facilitated the connection of 21 renewable IPP projects into the grid, which currently provides just more than 467MW to the system. An additional 17 renewable projects have been approved to deliver 1,456MW. The integration of further participation in the electricity supply industry will be facilitated if the Independent System and Market Operator (ISMO) bill is passed into law, which the President highlighted in the State of the Nation Address in 2014. The ISMO bill seeks to establish a separate state-owned company which will act as a buyer of electricity from different generators. In the same State of the Nation Address, the President also mentioned that nuclear energy would have a role in South Africa’s future energy mix.

Oil and Gas

The wholesale and retail markets for petroleum products in South Africa are subject to government controls. The Government regulates wholesale margins and controls the retail price of petrol. The petrol retail price is fixed on a monthly basis, but varies each month with respect to global crude oil prices, the Rand/Dollar exchange rate and taxes. The administration of pricing regulation is done by the Central Energy Fund on behalf of the Department of Energy .

South Africa has very limited oil reserves. About 60.0% of its crude oil requirements are met by imports from the Middle East and Africa.

PetroSA is a subsidiary of the Central Energy Fund (CEF) and is the National Oil Company (NOC) of South Africa, responsible for the promotion of gas and oil exploration. CEF is wholly owned by the State and reports to the Minister of Energy. PetroSA’s flagship operation and main contributor to its revenue is its Gas to Liquid (GTL) plant located in Mossel Bay. The Mossel Bay plant is the third largest out of the five such plants globally and is capable of producing a crude oil equivalent of 45,000 barrels per day.

South Africa continues to support efforts to enhance the exploration of mineral resources, especially energy sources. According to the USA Energy Information Administration, technically recoverable shale-gas resources in South Africa form the fifth largest reserve globally. PetroSA has granted 11 international companies exploration licenses to date. The Moratorium on prospecting for shale gas in the Karoo was lifted in September 2012, and appropriate regulations, control systems and processes were put in place by 2013. There will be ongoing research, facilitated by relevant institutions, to develop and enhance scientific knowledge, including but not limited to the geo-hydrology of the prospective areas, methodologies for hydraulic fracturing in South Africa and environmental impact. The first exploration drill is expected to arrive in the Karoo mid-2016.

The Department of Energy’s Gas Utilization Master Plan (GUMP) has been released for public comment. The plan provides a framework for investment in gas infrastructure and sketches the future role of gas in the electricity, transport, domestic, commercial and industrial sectors. A plan to have 67 GW of installed gas generation by 2050 is considered and the GUMP also proposes moving towards closed-cycle turbine power using gas. These developments pave the way for South Africa to consider a larger role for gas in its energy mix.

Global energy company GDF Suez announced in June 2013 that it would be building two open-cycle gas-turbines in South Africa.

Water

South Africa is largely a semi-arid and water-scarce country with a mean annual rainfall of 490mm, half the world average. South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land and hundreds of small rivers.

The Department of Water Affairs and Sanitation (DWS) is the government department with the mandate to regulate the water sector nationally, develop national policy, standards and guidelines, and provide targeted support and information management.

The DWS also gives strategic direction for water resources management in the National Water Resource Strategy (NWRS). The first edition of the NWRS was published in 2004. On August 10, 2012, the Cabinet approved the gazetting of the draft National Water Resource Strategy 2 (NWRS-2) for input and comments. The NWRS-2 sets out the strategic direction for water resources management in the country over the next 20 years, with a particular focus on priorities and objectives for the period from 2013 to 2017. It provides the framework for the protection, use, development, conservation, management and control of water resources for South Africa, as well as the framework within which water must be managed at catchment level, in defined water management areas. It is binding on all authorities and institutions exercising powers or performing duties under the National Water Act, 1998.

The following key drivers underpin the NWRS-2:

•	Value-driven water management with a human rights approach;

•	Democratizing water management through a sector-wide approach and giving citizens a voice to participate in the process;

•	Working towards developmental water management by integrating water strategies and water planning, and regulating high-impact uses whilst providing support for small users;

•	Addressing governance failures; and

•	Working on a shift in the water sector from a technically-driven approach to a value-driven approach and from resource development to improved governance and new technology.

The National Water Resources Infrastructure Program ensures reliable supply of water from bulk raw-water resources infrastructure. The program solicits and sources funding to implement, operate and maintain bulk raw-water resources infrastructure efficiently and effectively by strategically managing risks and assets. Some augmentation projects were identified and prioritised for implementation by 2014.

The DWS is in the process of reviewing the raw water pricing strategy, infrastructure funding model and economic regulation of the sector. The 2013 review of the Raw Water Pricing Strategy addressed the issue of water scarcity and how to best use water pricing as a tool for driving more efficient water-use without having a negative effect on small-scale or under-resourced water users.

In order to ensure that the needs of the water-stressed Gauteng region, the economic hub of South Africa, continue to be met, Phase Two of the Lesotho Highlands Water project, which will now include a pumped storage scheme, was been launched in March 2014. This phase will increase the annual transfer to South Africa’s Vaal River system from 10 to 15 billion cubic meters by 2023. This phase, which is expected to cost R11.2 billion, will construct the Polihali Dam, a tunnel and related developments, as well as a pump storage scheme which is designed to generate 1 200 MW. DWS expenditure for 2014/15 is expected to be R12.5 billion.

The Constitution provides that everyone has the right to have access to sufficient water and it enjoins the state to make reasonable legislative and other measures within its available resources to achieve the progressive realization of this right. Substantial progress has been made by the water sector in providing universal access to water and sanitation services in South Africa. South Africa has met the Millennium Development Goals of halving the population without access to water and sanitation. In 1994, only about 59.0% of South Africa’s population had access to water supply infrastructure- as of March 2012, the number rose to 94.7%. Similarly, access to basic sanitation services increased from 49.0% in 1994 to 79.0% in 2010.

While substantial progress has been made in reducing the backlog in the provision of basic water and sanitation services, greater focus is now being placed on regulating the quality of water. In 2008, the DWS introduced a system of incentive-based regulation which is aimed at assessing the quality of water within various municipalities and municipal systems in line with international best practice. The system was defined by two programs: the Blue Drop Certification Program for drinking water quality management regulation and the Green Drop Certification Program for wastewater quality management regulation.

South Africa’s drinking-water quality matches best international practice and follows the guidelines set out by the World Health Organization. The 2013 Green Drop Report indicated that 41.0% of the 914 water supply systems assessed require attention. Similarly, 55% (or 821) waste-water treatment works require serious and urgent refurbishment. On-site sanitation systems provided in mostly rural areas have been found to be relatively robust, with inadequate provision for pit emptying.

The National Government has launched a wide ranging 10-year programme to address water supply and sanitation backlogs affecting under-serviced households. The National Government will also focus on priority small towns and rural areas to address the estimated backlog of adequate water to 1.4 million households and that of basic sanitation to 2.1 million households. Improvements to bulk water infrastructure will be prioritized over the MTEF period and the resources made available to local government to deliver water and improve sanitation (including eliminating bucket toilets) will grow strongly. Initiatives are expected to fast-track the issuing of water licenses, expand the water system capacity, speed up build programs, address backlog projects and rehabilitate and upgrade existing water and sanitation infrastructure across the country.

Construction

Signs of recovery in the construction sector seen in 2013 failed to gain traction in 2014. Growth in real value added by the sector improved to 2.8% in 2013, from 2.3% in 2012 and 0.3% in 2011, but, at 3.4% year-on-year in the first half of 2014, it remains well below the peak of 15.0% observed in 2007. The construction sector accounts for 3.0% of total gross added value and a similar percentage of total employment. Employment in the construction sector contracted by 0.3% year-on-year in the first half of 2013, following growth of 3.5% in 2011. The construction sector contributed 1.4 percentage points to overall GDP growth in 2013, following a subtraction of 0.2% in 2012.

Renewed weakness in the first half of 2014 was driven primarily by slowing private sector investment, especially in the mining and manufacturing sectors, which had earlier underpinned growth. The rise in general government spending, mainly through social infrastructure on social housing, roads, schools and hospitals, as well as increased infrastructure development by public entities provided protected the sector from the private sector slowdown.

The poor performance of the construction sector has been attributed to a combination of poor household finances, low levels of consumer and building confidence, compounded by rising building costs and the earlier threat of rising interest rates. Building plans passed increased just by 1.5% year on year in the first half of 2014, while building plans completed plunged to 15.4% year on year in the same period. Year-on-year, in the first half of 2014, building plans completed in the residential sector contracted by 5.7% , non-residential sector contracted by 11.7% and additions and alterations dropped by 32.7% .

According to the QES, employment in the construction sector contracted by 1.2% to 426,250 in 2013, from an increase of 2.0% in 2012. Employment trends in 2014 have remained choppy, characterized by a contraction of 1.4% year-on-yearin the first half of 2014 followed by a modest rebound of 0.7% in the second quarter of 2014.

According to the 2014 Budget Review, public infrastructure spending is budgeted at R847 billion over the next three years, which should assist in stabilizing the construction sector. Continued improvements in the ability of provincial and local government entities to reach their infrastructure spending targets will be critical in this regard. Out of the R847 billion allocated, 22.0% is to be spent on energy and 41.0% is designated to transport and logistics. Other economic services, which include spending on agriculture and environmental infrastructure, will get 5.0% of the allocated amount. Water and sanitation is allocated 13.0% of the total budget.

Building Construction

Building construction comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors. Major inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.

The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed towards facilitating the growth of the emerging construction sector.

The Housing Accord in 1994 established procedures to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering 1 million houses by 1999. To date, over 3 million housing units have been delivered since 1994, although there is an estimated backlog of 2.1 million houses remaining. According to the 2014 Estimates of National Expenditure, it is projected that an additional 70,362 houses will be completed in fiscal year 2014, 66,655 houses in fiscal year 2015, and 72,533 houses in fiscal year 2016. Spending over the medium term will target the improvement of delivery of low cost housing opportunities. The National Government is also committed to improving water and sanitation infrastructure as part of the rural housing program.

Civil Engineering

Civil engineering includes contractors primarily engaged in construction work such as airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers).

The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel.

The civil construction industry is characterized by a high degree of economic concentration. The Construction Charter, which took effect from June 6, 2009, aims to involve historically disadvantaged individuals and smaller businesses in construction activities. The Construction Industry Development Board has developed standards and procedures for government tenders which are intended to help simplify tender procedures, particularly for small construction contractors.

This sector’s share of production is very sensitive to cyclical economic activity, with almost three-quarters of the domestic demand for the sector’s output generated by domestic fixed investment. In the face of weakened private activity, improved investment by the general government and public corporations has proved helpful in keeping the sub-sector afloat. However, delays in projects undertaken by public corporations and capacity issues constraining project implementation at the local and provincial government levels have constrained growth. In response to concerns around capacity issues, the government has instituted various capacity-building initiatives, such as the infrastructure delivery improvement program (IDIP), the infrastructure skills development grant and the municipal infrastructure support agency. Since the inception of IDIP, R255 million has been spent on the program and a further R98 million a year will be spent over the next three years. In addition, the Cabinet established the Presidential Infrastructure Coordinating Commission in 2011, which integrates and coordinates long-term infrastructure builds, raising the level of investment spending and contributing to industrial and regional development.

The Informal Sector of the Economy

Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.

The informal sector’s annual contribution to GDP, though difficult to estimate with any certainty, has been estimated at approximately 8.0% to 10.0% in recent years. This sector employs approximately 2.4 million people (excluding agriculture and domestic service) and, as of September 30, 2014, accounted for 16.0% of total employment.

Employment and Trade Unions

Employment

Employment remains one of the key challenges for the South African economy. Faster growth is required over an extended period of time to significantly increase labor absorption, reduce high unemployment and achieve a more equitable distribution of income.

Since the recession, employment growth has been sluggish. By September 2012, employment levels recovered to 2008 levels, but a structural backlog in employment remains. As of June 2014, formal sector non-agricultural employment is just 7.2% higher than its low in March 2010, compared with total output which is 10.7% higher in June 2014 than March 2010. Gains in formal sector non-agricultural employment have been concentrated in the public sector. Most new formal sector jobs have been created in the public sector; the private sector has recovered only 40.0% of the jobs lost between 2008 and 2010. A large proportion of net job creation (12.0%) since the onset of the crisis has been in the informal sector.

Total employment per sector

Total employment per sector	Total employed	As a percentage	Change since December	% change since
as at September 30, 2014	(thousands)	of total	2008 (thousands)	Dec-08
Agriculture	686	4.5	-121	-15.0
Community and personal services	3514	23.2	683	24.1
Construction	1280	8.5	4	0.3
Finance, insurance and real estate	2024	13.4	255	14.4
Manufacturing	1741	11.5	-356	-17.0
Mining and quarrying	441	2.9	92	26.4
Private households	1180	7.8	-196	-14.2
Retail and wholesale trade	3197	21.1	-138	-4.1
Transport and communication	933	6.2	103	12.4
Utilities	118	0.8	24	25.5
Total	15117	100	348	2.4

Source: Stats SA

The following table sets forth the change in non-agricultural, formal employment and the percentage of registered unemployed people for the periods indicated.

	For the year ended December 31,
	2007	2008	2009	2010	2011	2012	2013	2014(1)
Employment (% change on prior year)(2)
Public Sector(2)	3.7	4.9	3.1	2.3	4.6	1.9	2.1	7.7
Private Sector(2)	1.9	1	-4.6	-1.6	1.4	0.9	-0.1	-0.1
Total	2.3	1.8	-3	-0.7	2.2	1.1	0.4	1.8
Official Unemployment(3) (%)	22.6	22.9	23.9	24.9	24.8	24.9	24.7	25.4

Notes: —

(1)	First quarter of 2014
(2)	Employment in the non-agricultural sectors
(3)	QLFS as at September 30, 2014

Source: SARB and Stats SA

The National Government has placed job creation at the heart of its policies, by promoting an environment conducive to private sector growth and investment through the introduction of new regulation and microeconomic reforms, as well as by directly affecting employment levels through public sector hiring and targeted job-creation programs.

In January 2014, the employment tax incentive was launched, which subsidizes the salaries of newly recruited workers aged between 18 and 29. According to the 2014 Budget Review, the incentive aims to support 240,000 jobs over the medium term. Initial reports suggest that the employment tax incentive has already begun to improve job prospects for young people. As at August 2014, about 23, 500 employers had claimed the incentive for at least 209,000 employees.

Other key initiatives include the expanded public works program, which has created 4 million jobs of short- to medium-term duration over the past five years, while the third phase of the program aims to create 6 million similar jobs over the next five years. The community works program is the fastest growing component of the expanded public works, having provided guaranteed part-time employment to 175,000 people in 2012/13, and a jobs fund launched in 2011 that has created 56,356. A number of departments also run job creation programs, such as the Department of Environmental Affairs and the Department of Trade and Industry, which provides incentives to create jobs in areas such as business process outsourcing and offshoring, creating 9, 000 jobs to date.

More broadly, the National Government has strengthened small business financial and advisory support, drawing on both public and private sector capacity, given their importance for job creation and continues to provide significant support for education. In the 2014 State of the Nation Address, the President established a Department of Small Businesses Development to provide extensive support to small business and cooperatives. Areas of focus include support for township economies jointly with Economic Development departments and the implementation of the entrepreneurship programme through centers for entrepreneurship (such as innovation and entrepreneurship hubs) based in all nine provinces.

Education

Education is one of the National Government’s priority areas. This prioritization is reflected in the total government expenditure on education – at 20.0% of consolidated National Government expenditure in fiscal year 2014, South Africa’s total expenditure on education lies in the upper part of the 15.0% to 20.0% threshold as set by the Education for All initiative in 2008.

The Department of Basic Education supports education in schools and the Department of Higher Education and Training (DHET) is dedicated to intermediate and high-level skills development at post-school level, which includes Further Education and Training (FET) Colleges, higher education institutions and the skills development agencies (Sector Education and Training Authorities and the NSF).

According to Education Statistics 2012, published in January 2014 by the Department of Basic Education, the South African education system had 12.8 million students, 446,008 educators and 30,231 schools, of which 1,544 were independent schools. With enrolment and gender parity virtually achieved, particularly at primary school level where the gross enrolment ratio is 96 for girls and 101 for boys, the focus is on improving the quality of education, rather than access. Improving learner performance in literacy and numeracy is central to the overall improvement in education outcomes at all levels.

The Ministry of Basic Education issued the Action Plan to 2014: Towards the Realization of Schooling 2025 in 2010, in which the 27 goals for basic education are outlined. These goals include:

•	increasing the number of Grade 12 learners who become eligible for a bachelors program at a university;

•	increasing the number of Grade 12 learners who pass mathematics and physical science; and

•	ensuring that all children remain effectively enrolled in school up to the year in which they turn 15 years of age.

There is recognition that performance in mathematics and science needs to be substantially improved. In 2004, the National Government introduced the Dinaledi Schools, which channel additional resources to 500 disadvantaged schools to increase the quality of education and student performance with regards to mathematics and science. Dinaledi Schools are provided with additional learner and teacher support materials as well as teacher development and support. In 2011, 54% of Dinaledi students studying mathematics achieved high level scores and 63% of students studying science achieved high level scores. A dedicated funding stream for Dinaledi Schools in the form of a conditional grant was introduced in fiscal year 2011 with an initial allocation of R70 million, increasing to R116 million in fiscal year 2015, to further strengthen this program.

To address the impact of poverty on educational opportunities, a “no-fee schools” policy was introduced in 2007 that ensured that the poorest 40.0% did not have to pay school fees. According to the 2014 Budget Review, 60.0% of schools do not charge fees, up from 40.0% five years ago. These “no-fee schools” receive additional resources to provide the necessary learner and teacher support materials. In 2007, 5 million learners had access to free education, which, by 2014, had risen to 8.8 million.

Another key poverty alleviation program is the National School Nutrition Program (NSNP), which provided daily meals to 9.2 million learners (71.8% of total learners) in the 2012/13 financial year. The NSNP is funded by means of a conditional grant, and is allocated R17.2 billion over the MTEF period, with the aim of enhancing the learning capacity of poor students by providing them with a nutritious meal every school day.

A safe and secure learning environment is a critical element to improving the quality of learning and teaching. A dedicated fund of R8.9 billion over the 2013 MTEF is made available to ensure that all schools are made safe and secure sites with access to water and electricity. This complements funds already in the baselines of provincial education departments for school infrastructure.

Access to higher education has steadily increased, with enrollment up from 578,134 in 2000 to 1,050,851 in 2012. One of the key outputs identified under this priority outcome is to specifically increase the number of science, engineering and technology graduates because of the contribution that these graduates can make to the economic growth that the country seeks. Additional grant funding is provided to those universities that are able to increase enrollment and graduation numbers in these key areas.

FET Colleges are also recognized as primary sites for skills development and R1.9 billion was spent on recapitalizing a consolidated FET College sector between fiscal year 2006 and fiscal year 2008. Quality is also a concern at these colleges and the DHET has committed to implement measures that aim to address poor performance at these FET Colleges. The Sector Education and Training Authorities (SETAs) and the National Skills Fund (NSF), the key skills development agencies, intend to spend R11.4 billion in fiscal year 2012 and R41.4 billion over the 2013 MTEF on a range of skills development programs.

In order to ensure that the poor are also able to access opportunities at universities and FET Colleges, a total of R8.4 billion will be made available over the MTEF for poor learners to access programs at these institutions.

Trade Unions and Labor Disputes

The Labor Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. Trade union representation is an accepted reality of industrial practice in South Africa. Almost all sectors of the economy, including the public service, have representative unions which engage employers over issues affecting their workforce.

Union density serves as an indication of the strength and potential influence of unions in the economy. South Africa’s union density is quite high. Although the number of registered trade unions initially increased from 248 in the mid-1990s to about 500 in calendar year 2004, it has declined over the last few years. As at November 2014 the number of registered trade unions was 183. It is difficult to track down the exact number of trade unions as federations are not required by law to register, and unaffiliated unions are frequently created.

Most trade unions in South Africa are organized in federations, of which there were approximately 23 affiliated to the Department of Labor as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which had 20 affiliates and approximately 2.2 million as of 2012. However, following the official expulsion of the National Union of Metal Workers South Africa , this number was reduced by 350,000. COSATU includes the National Union of Mineworkers, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations or the total membership of all of South Africa’s trade unions.

The Labor Relations Act of 1995 (Labor Relations Act) promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labor Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labor Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labor Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lockout. The Labor Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.

The Labor Relations Act permits the use of privately negotiated dispute resolution procedures and also encourages centralized dispute resolution mechanism. The Commission for Conciliation, Mediation and Arbitration (CCMA) is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labor Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labor Court. The Labor Court is comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labor Relations Act.

Amendments to the Labor Relations Act adopted in 1998 enhanced the institutional functioning of the CCMA by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labor Court) and improving the efficiency of bargaining councils.

Additional labor legislation, also adopted in 1998, established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labor Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.

The following table shows the number of man-days lost as a result of strikes and work stoppages for the periods indicated.

Man-Days Lost to Strikes and Work Stoppages

Year	Number of
Man-Days
Lost
2004	1,100,000
2005	2,300,000
2006	2,900,000
2007	12,900,000
2008	991,000
2009	2,900,000
2010	14,600,000
2011	6,200,000
2012	3,500,000
2013	5,200,000
2014(1)	11,600,000

Note: —

(1)	Up to September 30, 2014.

Source: The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.

Industrial action in calendar year 2014 is still below 2010 levels. The number of man-days lost due to strikes and work stoppages decreased from 14,600,000 days in 2010 to 11,600,000 in the first nine months of 2014. This high number is primarily due to the four-month platinum strike which commenced in January 2014 and involved three major producers, as well as the four-week strike in the metal and engineering sector in July 2014. These two strikes alone accounted for 96.0% of the total number of man-days lost. The major strike trigger was wages, accounting for 98.6% of working days lost and 68.8% of the number of strikes, as discussed in greater detail, above, under “The South African Economy—Mining and Quarrying”.

Labor Legislation

Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth.

To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labor on their progress in ending unfair discriminatory practices and in promoting equity.

Post-1994, legislation was implemented to govern labor market activity, including:

•	the Basic Conditions of Employment Act of 1997, which applies to all workers and regulates leave, working hours, employment contracts, deductions, pay slips and termination;

•	the Employment Equity Act of 1998, which protects workers and job seekers against unfair discrimination and provides a framework for the implementation of affirmative action;

•

the Labor Relations Act of 1995, which applies to all workers and employees and aims to promote economic development, social justice, labor peace and democracy in the workplace. It affords workers protection in line with international standards;

•

the Skills Development Act of 1998 and Skills Development Levies Act of 1999, which aims to develop the skills in the South African labor force as well as outlines how employers should contribute to the NSF;

•

the Unemployment Insurance Act of 2001 and Unemployment Insurance Contribution Act of 2002 outlines the security available to workers when they become unemployed as well as how to contribute to the UIF Contribution Fund; and

•	the Compensation for Occupational Injuries and Diseases Act of 1993, which regulates safety and health matters in the workplace.

The Department of Labor is currently consulting with stakeholders in the National Economic Development & Labor Council (NEDLAC) on amendments it has proposed to the Basic Conditions of Employment Act, Employment Equity Act and Labor Relations Act. Amendments to the Employment Services Act have been referred to the National Assembly.

Benefits

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments.

Education, skills, employment and unemployment

There is a positive correlation between skills levels (as proxied by educational attainment) and employment. Individuals with lower skills levels represent the majority of the unemployed. The recession in 2008 and 2009 resulted in over 600,000 South Africans with less than a complete secondary education losing their jobs. Despite experiencing the largest fall, this cohort of workers has experienced the slowest rebound in the employment recovery to date.

Recognizing the importance of education, the National Government allocates its largest share of the budget to education, equal to 20% of total allocated expenditure in fiscal year 2014. The National Government has dedicated structures supporting education in schools (basic education) and intermediate and high level skills development at post-school level, which includes FET Colleges; higher education institutions and the skills development agencies — Sector Education and Training Authorities and the NSF.

Prices and Wages

Consumer price inflation rose from a trough of 5.3% in November 2013 to 6.4% in August 2014 and has since decreased to 5.9% in September 2014. This compares to targeted CPI inflation of 5.7% and 5.8% in 2012 and 2013 respectively. A spike in domestic maize and wheat prices in 2014 as the weaker rand boosted domestic petrol prices caused headline inflation to rise more sharply than core. Although these pressures have eased slightly in recent months, core inflation has risen to 5.8% in August. In contrast, there has been a broad-based decline in administered prices from double-digit levels in mid-2013. This has been led by relatively lower petrol costs and electricity tariffs.

Headline inflation is expected to have peaked at 6.6% in the second quarter of the year but upward pressure on core inflation is likely to persist, thanks to delayed exchange rate pass through and high wage settlements. Beyond these near-term risks, inflation is expected to remain in the SARB’s 3.0 to 6.0% target band in 2015. This should be supported by lower food and petrol inflation although the weak exchange rate and high wage settlements continue to pose second-round risks to the outlook.

The year-on-year rate of change in the producer price index (PPI) for domestic output increased from a year-on-year rate of 5.8% in January 2013 to a peak of 8.8% in April 2014 and declined to 6.9% in September 2014 as a result of lower food and petrol pressures.

Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy amounted to 7.6% in 2013, and decelerated to 6.1% through the first quarter of 2014.

Increases in average remuneration per worker in the private sector accelerated to 6.2% and public sector decelerated to 5.3%, respectively, through the first quarter of 2014.

The year-on-year rate of increase in the nominal remuneration per worker in the formal non-agricultural sector of the economy decelerated from 7.7% in the last quarter of 2013 to 6.1% in the first quarter of 2014. This deceleration resulted from slower wage growth in the private-sector, which went from 8.7% in the last quarter of 2013 to 6.2% in the first quarter of 2014. Conversely, public sector wage growth ticked up to 5.3% in the first quarter of 2014, from 5.2% in the last quarter of 2013.

Year-on-year in the second quarter of 2014, nominal remuneration increases remained above the upper limit of the inflation target range in: the wholesale, retail and trade sector (8.9%); the community, social and personal services sector (8.3%) and the manufacturing sector (6.1%). Remuneration growth was within the target range in the finance, insurance, real estate and business services sector (5.6%), transport, storage and communication sector (5.7%); construction sector (5.0%); and electricity (4.5%).

According to Andrew Levy Employment Publications, the average level of settlement for the nine months ending September 30, 2014 was 8.0% compared with 7.9% at the end of September 2013 and the overall average of 7.9% in 2013.

Productivity growth moderated to 1.2% in the first quarter of 2014 on a year-on-year basis. The rate of increase in labor productivity ticked from 1.5% in June 2013 to 1.6% in the last quarter of 2013 and to 1.2% in the first quarter of 2014. Unit labor cost fell from 5.9% in the fourth quarter of 2013 to 4.8% in the first quarter of 2014. Average wage settlements of 8% in the first nine months to September 2014 were higher than average CPI inflation of 6.2% between January and September 2014. High wage settlements may have reduced the incentive of companies to rehire workers laid off during the recession and to create new jobs. In the past, employment growth has been associated with strong GDP growth and moderate growth in real earnings (see table below).

The following table sets forth prices and wages information for the periods indicated.

Prices and Wages

							As of
	For the year ended December 31,						September
	2008	2009	2010	2011	2012	2013	2014 (3)
Consumer Prices(1)	78.9	84.6	88.2	92.6	97.8	103.4	108.6
Percentage change from prior year	9.90%	7.10%	4.30%	5.00%	4.70%	5.80%	6.18%
Producer Prices(1)	83.5	86.6	88.6	93.5	100.0	106.0	113.4
Percentage change from prior year	–	3.7%	2.3%	5.5%	6.9%	6.0%	8.8%
Salaries and wages
At current prices	12.80%	11.80%	13.50%	7.20%	7.50%	7.60%	6.1	%(2)
At constant prices	2.80%	3.10%	4.90%	2.00%	3.00%	1.80%	0.1	%(2)

Notes: —

(1)	2012 = 100.
(2)	At the end of the first quarter of 2014.
(3)	The average values over the first nine months.

Source: SARB

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.

The South African Reserve Bank (SARB)

The SARB is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The Constitution established the SARB as an independent central bank, subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include: formulating and implementing the monetary policy and macro-prudential policies; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990 (as amended); providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; supervising large primary, secondary and tertiary co-operative banks that collect, process and interpret economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury. See “ — Regulation of the Financial Sector” below.

Unlike many other central banks, shares in the SARB are held privately, with no shares held by the National Government. The SARB was listed on the Johannesburg Stock Exchange (JSE) from its inception in 1921 until May 2002, when it was de-listed. Currently, approximately 630 shareholders, including companies, institutions and individuals, hold SARB shares. No single shareholder may hold more than R10,000 in nominal value of the SARB’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10.0% of the SARB’s surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.

The SARB is managed by a 15-member board of directors. The Governor and three Deputy Governors of the SARB are appointed by the President for five-year terms. Of the remaining ten directors, four are appointed by the President, with the remaining six elected by the SARB’s shareholders, two of whom represent the interests of commerce and finance, two of whom represent industry, one of whom represents labor, one of whom represents mining and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling most of the effective votes to the board of directors of the SARB.

President Zuma appointed Ms. Gill Marcus as Governor of the SARB with effect from November 9, 2009. Ms. Marcus has extensive knowledge of the SARB, having served as a Deputy Governor from 1999 to 2004. In addition, she served as Deputy Minister of Finance from 1996 to 1999. Ms. Marcus has also served as chairperson of the Joint Standing Committee on Finance and held a number of executive positions in the private sector.

The South African Reserve Bank Act was amended in 2010 (through Amendment Act No. 4 of 2010) to provide mechanisms to ensure that shareholders contribute to the functioning of the SARB without adversely influencing the SARB’s decision-making capabilities through group or block formations.

Monetary Policy

The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy contributes to the broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.

In 2000, an inflation-targeting monetary framework replaced the SARB’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for growth of the money supply in general, supplemented by regular, wide-ranging assessments of economic conditions and reports on the outlook for inflation. The current inflation-targeting framework is a broad-based strategy for achieving price stability, centered on an analysis of price developments, and is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time. In light of the weakening relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in headline CPI from a specified target range. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models, although monetary policy is not decided mechanically according to the forecast of economic developments. In the application of inflation-targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%.

Having plateaued at 12% from early June to early December 2008, the repurchase rate was reduced by 50 basis points to 11.5% in December 2008, and by a further 450 basis points to 7.0% by August 2009, remaining at that level until February 2010. Although cost-push pressures in the economy continued to pose risks to the inflation outlook, the Monetary Policy Committee (the MPC) decided to keep the monetary policy stance unchanged because the risks to inflation outlook appeared to be fairly evenly balanced. The frequency of meetings for most of 2009 changed from bi-monthly to monthly (excluding July 2009) in order to monitor and respond appropriately to the rapidly changing economic environment. However, in the first meeting under the newly appointed Governor Gill Marcus in November 2009, the MPC decided to revert back to its policy of meeting every alternate month, as the global economic environment appeared to have stabilized.

Amid concerns about increased downside risks to the domestic economic outlook emanating from the uncertain global economic environment, the MPC again reduced the repurchase rate by 50 basis points in March and September 2010, bringing the rate to 6%. At the November 2010 MPC meeting, the repurchase rate was reduced further by 50 basis points to 5.5%. The decision to lower the repurchase rate stemmed from relative improvement in the inflation outlook, which continued to be supported by weak, though recovering, domestic demand conditions, the appreciating exchange rate of the Rand and a persistent negative output gap. Administered price developments and the possible impact of high wage settlements continue to be viewed as potential threats to the inflation outlook. The repurchase rate was subsequently kept unchanged at a rate of 5.5% between January and June 2012.

At the July 2012 meeting of the MPC, the repurchase rate was lowered by 50 basis points to 5.0% with effect from July 20, 2012. The decision to cut the repurchase rate was brought about by concerns over continued sluggishness in the domestic economy, aggravated by the protracted problems in the euro area and possible knock-on effects to the domestic economy. The MPC viewed the more accommodative policy stance to be appropriate under prevailing economic conditions, as it was consistent with the Bank’s price stability mandate and conducive to encouraging growth and domestic investment. Although global and domestic growth conditions continued to weaken in subsequent months, the MPC kept the repurchase rate unchanged through the July 2012 meeting.

In January 2014, the repurchase rate was raised from 5.0% to 5.5%, the first upward adjustment since June 2008, marking the beginning of an interest rate tightening cycle. In July the rate was increased by a further 25 basis points to 5.75%. The policy change occurred against the backdrop of deterioration in the inflation forecast, which showed an extended breach of the upper target band starting in the second quarter of 2014. The primary cause of the deteriorating outlook had been rand depreciation, which in turn was due to lower commodity prices and changing monetary conditions as a result of QE (quantitative easing) tapering by the US Federal Reserve. Rising food prices also contributed to higher inflation in 2014 while a possible wage-price spiral, resulting from wage settlements and wage demands considerably in excess of inflation and productivity growth, added to the upside risk to the inflation outlook.

Year-on-year CPI inflation decreased gradually from 6.2% in January 2010 to 3.2% in September 2010, before rising to 6.3% in January 2012. Since then, CPI inflation again declined to 4.9% in July 2012 before increasing gradually to 6.3% and 6.4% in July and August 2013, respectively. CPI inflation decreased to 6.0% in October 2013. The headline inflation rate was steady at 5.9% in October 2014. A 2.6% monthly increase in the price of beer was the main driver of the 0.2% change in the headline CPI between September 2014 and October 2014.

In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open market operations to determine the amount of liquidity available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.

Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in 1998, the SARB no longer acts as agent for the National Government in buying or selling its securities. The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.

During 2004 the SARB conducted a review of its money-markets operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.

However, the central feature of the SARB’s operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remained unchanged.

Before the introduction of the changes to the SARB’s refinancing operations, the accommodation amount provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-end and lower levels towards the middle of the month. In order to even out the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized.

Following the evening out of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through the measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004, as vault cash was no longer allowed as part of qualifying cash reserves due to the phase-out of vault cash concessions, which started in September 2001.

The outstanding amount and composition of interest-bearing instruments utilized by the SARB were changed to drain liquidity from the money market. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.

The outstanding amount of South African Government bonds in the SARB monetary policy portfolio has declined over the years amounting to R7,765 million (nominal) as at September 30, 2014. This followed an agreement between the National Treasury and the SARB on October 20, 2003, which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral auctions.

The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.

Repurchase Transaction Rate

2013	(%)
January	5.0
February	5.0
March	5.0
April	5.0
May	5.0
June	5.0
July	5.0
August	5.0
September	5.0
October	5.0
November	5.0
December	5.0

2014	(%)
January	5.5
February	5.5
March	5.5
April	5.5
May	5.5
June	5.5
July	5.75
August	5.75
September	5.75
October	5.75

Source: SARB.

In May 2007, the SARB began to accept certain parastatal bonds in its repurchase auctions, thereby extending the range of securities which may be used as collateral in the refinancing system. This included a selection of bonds included in the All Bond Index, as determined by the Bond Exchange of South Africa Limited (BESA), excluding those issued by commercial banks. The added securities do not qualify as liquid assets in terms of the Banks Act. The table below lists the assets which were added as eligible collateral. However, at the end of August 2010, the SARB implemented certain changes to its monetary policy operational procedures, including the phasing out of parastatal bonds included in the All Bond Index as eligible collateral in the SARB’s refinancing operations. As a result, with effect from March 1, 2011, these bonds were no longer accepted as collateral.

Additional securities accepted in repurchase auctions

Rand denominated

Assets previously and still included as eligible collateral	Assets which have been added from May 23, 2007 but which will be phased out with effect from March 1, 2010.
Government bonds	DBSA (DV07)
Land Bank bills	Eskom Holdings Ltd. (ES09, E170, ES33)
Separate trading of registered interest and principal of securities (STRIPS)	SANRAL (SZ25)
SARB debentures	Transnet Ltd. (T011)
Treasury bills	Trans-Caledon Tunnel Authority (WS03, WS04)

Source: SARB.

In August 2010, further changes to the monetary policy operational procedures of the SARB were made. These included the use of longer-term foreign exchange swaps with maturities of up to 12 months as an instrument to manage money market liquidity more effectively. The consequence of conducting longer-term foreign exchange swap transactions to drain liquidity from the market is that the SARB reflects an overbought forward position on its monthly releases of official gold and foreign exchange reserves. In addition, the estimated ranges of the weekly liquidity requirement were discounted and the spread between the rates for standing facilities and the repurchase rate was widened from 50 basis points to 100 basis points below and above the prevailing repurchase rate.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	As of December 31,					As of Sep 30, 2014
	2009	2010	2011	2012	2013
	Rand (million)
Coin and banknotes in circulation	61,784	65,079	75,396	81,042	87,014	86,756
Check and transmission deposits	359,720	407,536	437,068	495,991	549,323	584,205
Total: M1A(1)	421,504	472,615	512,464	577,033	636,337	670, 961
Other demand deposits(2)	384,840	390,260	434,806	458,109	495,702	592,124
Total: M1(3)	806,345	862,876	947,269	1,035,142	1,132,039	1,263,085
Other short and medium-term deposits(4)	782,996	815,542	851,662	833,908	919,270	955,077
Total: M2(5)	1,589,340	1,678,417	1,798,932	1,869,050	2,051,308	2,218,162
Long-term deposits(6)	359,957	405,785	457,796	504,390	462,557	487,069
Total: M3(7)	1,949,297	2,084,202	2,256,727	2,373,439	2,513,865	2,705,231

Notes: —

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.
(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.
(3)	M1A plus other demand deposits held by the domestic private sector.
(4)

Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the SAPO).

(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.
(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.
(7)	M2 plus long-term deposits held by the domestic private sector.

Source: SARB.

Since the introduction of inflation-targeting monetary framework, growth in the most broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.

The Basel II capital-adequacy framework and the accompanying regulatory reforms were implemented in January 2008. In the time leading up to the implementation date, banks refined their information and technology systems for the classification and reporting of balance sheet items. Improved classification caused some discontinuities in a few subcategories of the monetary and credit aggregates, but these were limited. The banking sector remains adequately capitalized at 15.6% as of December 2013, despite the implementation of the higher capital requirements of the Basel III framework from January 2013. The implementation of the Basel III framework in South Africa is based on a phased-in approach which commenced on January 1, 2013 and will continue up to 2018, in line with the timelines determined by the Basel Committee. The Basel III Liquidity Coverage Ratio will be implemented from January 1, 2015, while the Net Stable Funding Ratio will be effective from January 1, 2018. M3 accelerated from a record low of 0.1% in February 2010 to 8.2% in January 2011, signaling a turnaround in the decelerating growth that commenced in 2008, and persisted throughout 2009. The growth rate thereafter fluctuated broadly between 6% and 8% in the ensuing months to December 2012, partly reflecting the weaker pace of growth in income and expenditure and economic growth conditions which had failed to significantly accelerate. Subsequently, growth in M3 gained some momentum during 2013 and accelerated to a post-recession high of 10.0% in April 2013, whereafter it moderated to 5.9% in February 2014. Between March and September

2014, M3 maintained growth rates of around 7.0% supported by rising inflation and positive returns associated with M3 deposits holding in the environment of rising interest rates. On a quarterly basis, growth in M3 reached a high of 16.5% in the second quarter of 2014, its highest level since the second quarter of 2008, before slowing to 2.3% in the third quarter. Growth in other demand deposits, together with notes and coin, underpinned the bulk of the increase in the growth in M3 during the third quarter of 2014.

Financial System Stability

The SARB regards the achievement and maintenance of price stability as its primary goal. A necessary parallel objective to this is financial system stability, without which monetary policy cannot be effectively implemented. To pursue the maintenance of financially stable conditions and contain systemic risk, the SARB continuously assesses the stability and efficiency of the key components of the financial system and formulates and reviews policies for intervention and crisis resolution. In 1999, the SARB established a Financial Stability Committee (FSC) with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. The SARB has since elevated the status of the FSC by including all the MPC members as members of the FSC. The SARB monitors the stability of the financial system through its Financial Stability Department by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual Financial Stability Review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.

South Africa is in the process of reforming its financial-sector regulatory architecture by implementing a twin peaks model of financial regulation. Under this approach, supervisory roles will be streamlined between the Bank and the Financial Services Board. The Financial Sector Regulation Bill (the FSRB), published in 2013, gives primary responsibility to the Bank for promoting financial stability. Pursuant to the FSRB, a newly created Prudential Authority within the SARB will be responsible for the prudential supervision of banks, insurers, financial conglomerates and financial market infrastructures. The Financial Services Board will be responsible for consumer protection through its market-conduct regulation and supervision.

The SARB is identified as the Resolution Authority in the FSRB and is in the process of developing a resolution framework for resolving systemically important financial institutions in line with the Key Attributes of Effective Resolution Regimes of the Financial Stability Board. The FSRB also makes provision for a Financial Sector Contingency Forum to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This forum is mandated to create a coordinated network of contingency planning contacts throughout the financial services industry and facilitate cooperation between key financial sector institutions and regulators in times of catastrophic events or disasters through business continuity planning, intending to better protect staff, facilitate recovery and sustain both a stable financial market and consumer confidence.

Regulation of the Financial Sector

Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.

The two main regulatory authorities, the Financial Services Board (FSB) and the SARB, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, fit and proper persons tests, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints (such as capital and liquidity requirements and trading capacity requirements). Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards. Basel II was implemented in South Africa in January 2008, in accordance with the Basel Committee timeframe. Since the commencement of the sub-prime and financial market crisis, the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of new global capital and liquidity standards, sometimes referred to as Basel 2.5 and Basel III. The Basel Committee on Banking Supervision required that Basel 2.5 be implemented by January 2012. The Minister of Finance approved the SARB Bank Supervision

Department’s amended regulations, which were implemented before the deadline. The phase-in period for the Basel III requirements began on January 1, 2013 and is anticipated to last through 2019. South Africa is in compliance with the capital requirements of Basel III and will be aiming at meeting the other requirements within the stipulated timeline. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organisation of Securities Commissions (IOSCO). The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially-constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

The Companies Act of 1973 was repealed and replaced with the Companies Act of 2008, which became effective on May 1, 2011. The Companies and Intellectual Property Commission is the regulatory organ charged with the administration and enforcement of the Companies Act of 2008. The Office of the Registrar of Banks forms part of the SARB and conducts the supervision of banks. The FSB regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.

Recent legislative and regulatory initiatives coming into force since 2000 include the following:

•

As of January 2008, South African registered banks were required to comply with Basel II. The Banks Act was thus substantially amended to comply with the principles of Basel II. The Banks Amendment Act of 2007 was approved by the President of the Republic of South Africa and published in November 2007. Following the sub-prime and financial market crisis, the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of global capital standards, in the form of Basel 2.5 and Basel III. The phase-in period for these further requirements began on January 1, 2012. As discussed above, South African banks are capitalized in excess of the Basel III minimum total CAR. South Africa also remains on course to meeting the Liquidity Coverage Ratio by the January 1, 2015 deadline. Other legislative developments include the Credit Rating Services Act of 2012 which brings South Africa in line with IOSCO principles. The National Credit Act of 2005 was amended in 2014 to include more stringent affordability criteria. In addition the Insolvency Act of 1936 was amended in 2014 to include compliance with international best practices for derivative contracts standardized by the International Swaps and Derivatives Association.

•

Significant milestones have been achieved since the publication of the first South African National Payment System Framework and Strategy document in 1995 that detailed the vision up to 2004, and its successor document in 2006, referred to as Vision 2010, which was the product of inter-organizational brainstorming, debate and consultation between the Bank, the banking industry and other relevant stakeholders, aimed to provide high-level strategic guidance for the payment system up to 2010. Some major achievements through this strategy include amendments to the National Payment System Act to allow access for new players, such as co-operative banks and designated clearing system participants; enhancement to the structures of the National Payment System Strategy Body to extend to non-bank participants in the formal payment system management structures; as well as enhanced oversight processes, including the issuance of directives for non-bank participants that now fall within the regulated payment system environment and are subject to the Bank’s oversight. Following from Vision 2010, an updated framework has since evolved into what is referred to as Vision 2015. Some of the strategies, fundamental principles and critical success factors stated in Vision 2010 have been refined, adjusted and incorporated into Vision 2015. Its main strategic objectives, among others, are focused towards: to continue the evaluation and improvement of participation of non-bank stakeholders in the clearing system and in formal payment system management structures; to enhance the oversight of banks and increase the focus on non-banks; to enhance communication among stakeholders regarding National Payments Systems matters; to facilitate regional payment system infrastructure integration to meet the needs of the SADC region; and to ensure a high level of operational effectiveness of the payment system infrastructure.

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The JSE demutualized in July 2005 and listed in June 2006, allowing it to operate as a company with share capital. This put the JSE on par with its international competitors. The merger of the Bond Exchange of South Africa (BESA) with the JSE in 2005 was an important landmark in South African capital markets, as it made the JSE the only licensed exchange in South Africa and Africa’s largest exchange. The total nominal listed bond value by year-end December 2013 was R1.8 trillion, with 1,539 listings in total by the end of the year. The JSE Clear, which is fully-owned by the JSE, operates as the JSE’s clearing house to risk manage all transactions in the JSE’s on exchange derivative markets as well as listed spot bond transactions executed on the trading platform. There have been significant accomplishments in terms of developing the South African capital markets. For example, the National Treasury, the JSE, and industry participants have partnered to implement an electronic trading platform for the South African government bond market. Furthermore, the JSE has made in-roads to implement new mark-to-market initiatives in the cash bond market, as agreed with market participants to provide improved integrity in illiquid bonds.

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The DTI commenced the process of reviewing the corporate laws in South Africa in fiscal year 2006 so as to bring the South African corporate law framework closer to full compliance with international standards and best practices, provide the necessary protection to all corporate stakeholders, maximize the opportunities for companies to attract capital and stimulate economic growth. The Companies Act of 2008 was passed by the national legislature, assented to by the then President of the Republic of South Africa, Kgalema Motlanthe and published on April 9, 2009. The Companies Act of 2008 entered into effect on May 1, 2011. The Companies Act of 2008 replaced the existing Companies Act of 1973 and some of its significant changes include provisions for the facilitation of business rescue proceedings in respect of companies in financial distress and the reduction of the regulatory burdens placed on small and medium enterprises.

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The Competition Amendment Act of 2009 was enacted in August 2009 and amends the Competition Act of 1998, through the introduction of provisions dealing with concurrent jurisdictions of industry regulators, complex monopolies and market inquiries.

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The Consumer Protection Act of 2008 provides for a consumer protection regime designed to promote and advance the social and economic welfare of consumers. The Consumer Protection Act entered into effect on March 1, 2011.

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The revised King Code and Report on Corporate Governance for South Africa (King III Code) was launched on September 1, 2009 and came into effect on March 1, 2010, replacing its predecessor, King II Code and Report on Corporate Governance (King II Code). King III Code sets out various corporate governance guidelines and principles applicable to listed companies, financial institutions, and public sector enterprises, agencies and government departments (compliance with King III Code is mandatory for listed companies). The review of King II Code was prompted by changes in international governance trends and the reform of South Africa’s company laws with the promulgation of the New Companies Act.

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In July 2010, the Bank Supervision Department of the SARB released the proposed draft Banks Amendment Bill. The purpose of the proposed Bill is to align the provisions of the existing Banks Act of 1990 with the New Companies Act as well as to ensure that the legal framework for the regulation and supervision of banks and bank controlling companies is based on international standards and best practice. Following a process of extensive public consultation, the Bill should come into effect in early 2014.

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Regulation 28, issued in terms of section 36 of the Pension Funds Act of 1956, governs the asset-spreading requirements of retirement funds. An amended version of Regulation 28 was approved by the Minister in March 2011. The new Regulation 28 takes into account a significantly changed financial sector and enhances member protection. The effective date of the new Regulation 28 was July 1, 2011, subject to a six month transition period until December 31, 2011 to enable funds to adjust their monitoring and reporting systems, as well as their investments. The new Regulation 28 covers many asset classes (such as hedge funds, private equity investments and derivatives) which were not otherwise covered by previous regulation relating to pension funds.

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The National Treasury is exploring options to promote entry into the banking sector as South Africa’s highly concentrated banking sector may compromise the level of competition needed to bring about efficiency improvements and greater access to financial services.

Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the SARB. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting an investment business will in future be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.

Twin peaks approach to financial sector regulation

In 2011, the South African Cabinet approved the reform of financial sector regulation in South Africa, specifically the implementation of a Twin Peaks model, as set out in the policy document “A Safer Financial Sector to Serve South Africa Better”. The reform aims to strengthen the financial regulatory system, limit gaps and inconsistencies, and ensure that the financial sector is delivering better outcomes for financial customers and the economy. An interagency Financial Sector Regulatory Reform Steering Committee was put in place to implement the reform, comprising representatives of the National Treasury, the SARB, and the Financial Services Board. In 2013, a detailed document called “Implementing a twin peaks model of financial regulation in South Africa” was published, setting out the process of implementation and highlighting important policy considerations. This was followed by the publication of the draft Financial Sector Regulation (FSR) Bill in December 2013, the legislation necessary to implement the Twin Peaks model.

The FSR Bill will establish the regulatory architecture of the Twin Peaks model, placing separate and dedicated focus on prudential and market conduct supervision. It will establish a Prudential Authority (PA) within the SARB, responsible for the financial safety and soundness of financial institutions. A standalone market conduct authority (the Financial Sector Conduct Authority or FSCA) will be established with a mandate to ensure the fair treatment of customers by financial institutions, enhance the efficiency and integrity of the financial system, and promote financial literacy and capability. The FSCA will replace the current Financial Services Board. The SARB will be responsible for macro-prudential oversight and will be given a specific mandate to maintain financial stability. The PA and FSCA will support the SARB in maintaining financial stability.

The Twin Peaks approach is intended to be a comprehensive system of regulating the financial sector, that incorporates not only the two key regulators, but also a harmonized system of licensing, supervision, enforcement, consumer recourse (including ombudsman), and appeal mechanism (tribunal). It reduces the scope for regulatory arbitrage or forum shopping.

Coordination among financial sector regulators will be strengthened under the Twin Peaks framework. This will be achieved through the creation of a common, more harmonized regulatory framework set out in the FSR Bill, which enables the regulators to work together more closely and effectively. The Bill will also create a Financial Stability Oversight Committee, tasked with identifying risks to the stability of the financial system, and a Council of Financial Regulators, with a wider mandate to deal with regulatory challenges across the financial sector.

The authorities will publish a second draft of the legislation by the end of 2014, revised to take into account limitations identified in the first draft. The revision will include explicit provision for group supervision of financial conglomerates by the financial sector authorities, and align the SARB powers for systemic oversight with its responsibilities, providing greater clarity about these powers. It will also better address shortcomings in the financial regulatory system identified by a recent G20- Financial Stability Board Peer Review (2013) and Financial Sector Assessment Programme (2014), especially those relating to improving coordination among regulators.

Over the longer term, the regulatory frameworks for prudential and market conduct supervision will be revised and strengthened, to better empower the new authorities to fulfill their respective mandates. It is anticipated that this will include a review of current legislation applicable to the financial sector, with the aim of expanding and ensuring a full scope of regulatory coverage over all financial sector activities, consolidating regulation, and driving consistent application of that regulation. The National Treasury is also planning interventions to ensure the accessibility of financial services to a greater reach of people.

The Financial Sector Charter

The Financial Sector Charter, replaced in 2012 by the Financial Sector Code, was a unique forum in which the financial services sector, government, organized labor and community representatives collaborated on defining and agreeing on the transformational role of the sector to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. An agreement was reached at the NEDLAC Financial Sector Summit in 2002 in the form of a voluntary agreement, which was launched in 2004. The Financial Sector Charter was built around a central vision of promoting a transformed, vibrant and globally-competitive financial sector that reflects the socioeconomic demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to black people and directing investment into targeted areas in the economy. Compliance with the Charter was voluntary.

The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. In order to provide access to financial services, the country’s four major retail banks – ABSA, FirstRand, Nedbank and Standard Bank – as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account aimed at ensuring that those falling within the lower socio-economic groups have access to first-order retail banking products that would provide them with entry-level banking services. There have been approximately 6 million Mzansi accounts opened, of which more than 70.0% were first-time accounts. Major banks have since de-emphasized Mzansi and are promoting their own branded low-income accounts. The percentage of adult South Africans who use banking services has improved from 51.0% in 2006 to 75.0% in 2013.

In addition, the financial sector committed to ensuring that 80.0% of the population in lower income groups has access to full-service banking points of presence within at least 15 kilometers of every poor South African and cash-withdrawal points of presence such as automatic teller machines within at least 10 kilometers. By December 2010 91.6% of poor households had access to points of presence of banks and Postbank within 10 kilometers of their home. This percentage was 84.7% if only the big four banks are considered.

In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now. The Financial Sector Charter Council’s (Council) 2008 Annual review (the most recent review that has been completed) indicates that as at December 31, 2008, the financial sector originated over R45.7 billion in low-income housing loans.

One of the principal sector transformation goals of the Financial Sector Charter relates to targets of ownership transfer. The Financial Sector Charter required that each financial institution must transfer 25.0% ownership to historically disadvantaged South Africans, including 10.0% through direct ownership transfers, by 2010. As of the end of 2008, the average direct ownership percentage of historically disadvantaged South Africans was 23.3%.

Through the Financial Sector Charter, over R200 billion has been invested in the South African economy since 2005. The financial sector has also invested over R101 billion through BBBEE financing in other sectors of the economy, including vendor-financed ownership deals in the financial sector itself.

In 2012, the Financial Sector Code, replacing the Charter, was renegotiated, published, and structured in accordance with the Broad-Based Black Economic Empowerment Act. The main objective of the Code is to continue the transformation of the financial sector, focusing on the same policy areas that were being addressed by the Charter. The focus areas and relevant targets were agreed again and are monitored and published by the Charter Council. However, there are several differences between the Code and the Charter. Compliance under the Code is mandatory, whereas compliance with the Charter was voluntary. The Code focuses on product standards aimed at the provision of appropriate and affordable bank accounts to low-income individuals, rather than prescribing specific products. The Code targets are primarily defined in terms of access for low-income individuals, rather than for all users. The Code has an increased emphasis on improved financial literacy by prescribing a minimum amount of resources to be allocated to educational activities.

Credit Allocation

Growth in total banking sector loans and advances extended to the private sector by the banking sector slowed considerably from the middle of 2007 and reached an annual record low of negative 1.6% in November 2009, as lending and borrowing conditions became unfavorable. Tightening in monetary policy increased the debt-service costs for an already indebted private sector. Lending standards for the household sector were raised in accordance with the National Credit Act, while recently, household balance sheets began to be undermined by stagnant real estate prices and increasingly volatile financial markets. Consumer purchasing power was also eroded by inflation. The deteriorating economic climate was evident in weakening business and consumer confidence. Annual growth in installment sale and leasing finance as well as other loans and advances decelerated and recorded negative rates from April and May 2009, respectively. Growth in total banking sector loans and advances slowed over the past two years as a result of a cumulative 500 basis points increase in interest rates since the beginning of 2006. As indicated below, credit exposure to the public sector is small in comparison to that of the private sector. Tentative evidence of a recovery in credit extension emerged towards the end of 2009 when year-on-year growth in total loans and advances picked up from a nadir of minus 1.6% in November and gained further momentum thereafter to reach a positive growth rate of 4.7% in January 2011. Between February and September 2011 growth in total loans and advances fluctuated between 5.0% and 6.0%, constrained by high household indebtedness, the slow recovery in job creation and weaker working capital requirements of the non-financial corporate sector. Growth recovered to 9.2% in March 2012 and reached a recent peak of 10.0% in December 2012. During the first nine months of 2013 growth in total loans and advances fluctuated around a more subdued pace of between 8.0% and 9.0%, before slowing down to 6.3% in December. Growth recovered to 8.6% in February 2014 and fluctuated around this level through to September, held back by fragile consumer confidence, subdued domestic and global economic conditions, weak employment growth, still-high pre-existing debt levels, and rising debt servicing costs driven by the cumulative 75 basis point increase in interest rates since the beginning of the year. Growth in other loans and advances, as well as installment sale and leasing finance which turned positive in August and September 2010 respectively surpassed growth in mortgage advances from 2011. and the first nine months of 2012. Growth in mortgage advances, which remained positive during the economic downturn, remained contained within a 2.0 to 3.0% range observed since the beginning of 2011, consistent with the sluggish levels of activity in the residential and commercial property sectors.

Percentage distribution of total credit extended (as of June 30, 2014)

Percentage distribution of total gross credit exposure of banks
%
Corporate exposure	34.5
Public sector entities	1.4
Local government and municipalities	0.5
Sovereign (including central government and central bank)	7.2
Banks	14.5
Securities firms	3.5
Retail exposure	37.5
Securitization exposure	0.9

Source:	SARB BA200 Credit Risk Surveys, June 2014.

Total loans and advances to the domestic private sector consist of installment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as asset-backed credit, while the last three categories together are referred to as other loans and advances.

The National Credit Act was fully implemented on June 1, 2007, with the aim of facilitating access to credit while preventing over-indebtedness and reckless lending in the credit market.

The following table sets out a sector classification of gross credit exposure at the end of June 2014.

Sectorial and geographic distribution of bank gross credit exposure as of June 30, 2014

Sectorial distribution of credit	Rand (billion)	As a percentage of total credit
Agriculture, hunting, forestry and fishing	83.2	1.7
Mining and quarrying	187.8	3.8
Manufacturing	241.3	4.9
Electricity	67.4	1.4
Construction	62.9	1.3
Wholesale, retail trade and accommodation	249.8	5.1
Transport and communication	140.5	2.9
Financial intermediation and insurance	1,199.3	24.5
Real estate	272.1	5.6
Business services	158.9	3.2
Community, social and personal services	304.0	6.2
Private households	1,670.3	34.1
Other	262.0	5.3
Total	4,899.5	100.00

Geographical distribution of credit	Rand (billion)	As a percentage of total credit
South Africa	4,266.2	87.3
Other African countries	103.1	2.1
Europe	374.9	7.7
Asia	57.4	1.2
North America	65.0	1.3
South America	9.3	0.2
Other	12.0	0.2
Total	4,887.9	100.00

Source:	SARB BA210 Credit Risk Surveys, June 2014.

Capital Markets

The JSE was established in 1887 and is South Africa’s only licensed exchange for all securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a BBBEE initiative. In February 2011, the JSE launched the Black Economic Empowerment (BEE) Board, offering a facility for BEE-compliant parties to list and trade BEE scheme shares. Only one BEE share scheme has thus far been listed.

The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the trading system and real-time information dissemination system (InfoWiz) of the London Stock Exchange (LSE), replaced JET in May 2002. In calendar year 2007 the JSE and the LSE both moved onto the LSE’s new trading platform, TradElectTM. JSE members connected to JSE TradElectTM and InfoWiz through a hub at the JSE in South Africa. In July 2012 the JSE moved its equity market trading activity onto Millennium ExchangeTM after concluding a license agreement with technology solutions provider MillenniumIT. Consequently, the JSE’s trading system relocated from London to Johannesburg.

In November 2013 the JSE implemented a trading and information system upgrade by introducing two new trading sessions. The Closing Price Publication session facilitates the publication of official closing prices and is applicable to all segments. The Closing Price Cross session facilitates the submission and continuous matching of eligible orders at the published closing price in the central order book.

In June 2003 the JSE announced the first alternative “exchange” in Africa that would list small and medium sized companies, specifically targeting BBBEE and junior mining companies. The Alternative Exchange (AltX) opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of September 30, 2014, 63 companies were listed on AltX with a market capitalization of R31.8 billion.

The South African Futures Exchange (SAFEX) is the forum for trading futures and options contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as the Equity Derivatives Market and the Commodity Derivatives Market. Colloquially, the term “SAFEX” is still used to refer to the JSE’s derivatives market. In February 2005 the JSE launched Yield-X, which is the platform for trading of all interest rate-related and currency derivative products. Subsequent to the BESA merger, Yield-X has been collapsed into the JSE’s Interest Rate and Currency Derivatives Markets.

Regulation of insider trading is vested in the FSB, which has extensive surveillance and detection capability and was established in partnership with the JSE. The JSE published a revised booklet entitled Insider trading and other market abuses in August 2013. The purpose of this booklet is to bring together the various acts, requirements and relevant corporate governance guidelines which all have a bearing on preventing market abuse.

Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.

Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors’ pensions and compensation, and in the case of public companies, to appoint a secretary. Legislation restricts objectionable advertising and canvassing relating to securities.

In 2009 the requirement for auditors of listed companies to register with the JSE was changed to a system of accreditation, and registration for the purpose of providing audit and advisory services is now administered by the IRBA. The JSE implemented a dark pool block-trading system, Block X, in July 2010 which aims to ensure that large share trades do not have an impact on prices. They also introduced an online financial reporting portal in June 2010 called the ‘eXtensible Business Reporting Language’ to enable companies to file their financial reports according to a global electronic reporting standard.

In the 2011 MTBPS, the Minister of Finance announced that all inward-listed shares on the JSE will henceforth be classified as domestic assets and are eligible for inclusion in the JSE indices.

The JSE implemented a methodology change to the FTSE/JSE Africa Index Series with effect from March 15, 2013, in line with a global change to index methodology applied by the FTSE Group. The indices are now constructed with individual share prices weighted according to actual free float rounded up to the next 1%, rather than with a banded free float.

Pursuant to the amalgamation of the BESA and the JSE in June 2009, it has been resolved that the trading platforms of the two interest rate markets operated by the JSE, namely the Yield-X market and the BESA market, will be integrated in 2011. As a result, the old BESA BTB system was decommissioned and the reporting of bond transactions migrated onto the JSE Nutron platform on May 9, 2011. The rules and directives covering the integrated markets (Yield-X and BESA) known as the ‘JSE Interest Rate and Currency (IRC) rules and directives’ also came into effect on May 9, 2011, thus repealing the old rules and directives previously applicable to the BESA market.

The JSE closed its Africa Board in May 2012 when the two remaining listings were incorporated into the main board.

On March 25, 2013, the JSE published additional listing requirements which make provision for the listing of a special purpose acquisition company . The JSE also published amendments to its listing requirements on 3 December 2013 to introduce Hybrid Financial Instruments, which have characteristics of both debt and equity securities.

The following table sets forth the market capitalization and number of companies listed on the equity market of the JSE as well as the trading volumes and values for the period indicated.

JSE

	As of December 31,					As of September 30,
	2009	2010	2011	2012	2013	2014
Market capitalization(1)	5,929.1	6,698.7	6,908.5	8,383.6	10,626.2	11,687.9
Trading volume(2)	82,855	71,252	71,464	61,844	63,892	45,800
Trading values(3)	2,796,077	2,990,123	3,286,828	3,431,584	3,981,618	2,955,502
Listed companies(4)	410	407	406	402	389	383

Notes: —

(1)	In billions of Rand at end of period.
(2)	In millions of shares traded.
(3)	In millions of Rand.
(4)	Actual figures at the end of period.

Source: JSE.

According to the World Federation of Exchanges, the JSE was the 18th largest stock exchange in the world, in terms of market capitalization, as of August 31, 2014.

The market capitalization of the JSE at the end of September 2014 was R11,687.9 billion. In the first nine months of 2014, the total value of share capital raised by companies listed on the JSE was R129 billion, an increase of R67.1 billion compared with the first nine months of 2013. Turnover of shares listed on the JSE amounted to R3,981.6 billion in 2013 and R2,955.5 billion in the first nine months of 2014 (25.0% of market capitalization as of September 30, 2014). Around 53 foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American Plc and Old Mutual Plc. New listings in recent months include Tharisa Plc, Atlantic Leaf Properties Limited and Sacoven Plc. Non-residents made net purchases of local shares amounting to R27.1 billion in the first nine months of 2014, as compared with similar net purchases of R27.0 billion in the corresponding period of 2013. On average, non-resident participation in the secondary share market of the JSE has accounted for 19.0% of the value of all shares traded in the nine months to September 2014. Annualized liquidity on the JSE declined from 43.0% in September 2013 to 33.7% in September 2014, while the closing value of the All-Share Price Index on the JSE increased by 12.0% over the same period. In the nine months to September 2014, 19 de-listings and 13 new listings contributed to the 638 companies that have de-listed from the JSE compared with only 353 new listings since 1999.

The main index charting the performance of the JSE is the FTSE/JSE Africa All-Share Price Index. At September 30, 2014, the FTSE/JSE All-Share Price Index included 164 companies and accounted for approximately 56.0% of the market capitalization of the JSE. As at September 30, 2014, the ten largest companies by market capitalization represented approximately 54.0% of total market capitalization.

The nominal value of turnover in the bond market in the nine months to September 30, 2014 was approximately R14,820 billion. The turnover in the secondary bond market in 2013 was R20,616 billion, compared with R22,786 billion in 2012 and R20,879 billion in 2011. Non-residents’ net sales of South African bonds amounted to R43.3 billion in the first nine months of 2014, compared with net purchases of R17.5 billion in the corresponding period of 2013. The non-resident participation rate in the domestic secondary bond market declined from 11.0% in 2012 to 10.0% in 2013, and back to an average of 11.0% in the first nine months of 2014.

Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Equity and Commodity Derivatives Markets of the JSE, together with the Interest rate and Currency Derivatives Markets are responsible for trade in all futures contracts and options on futures. SAFEX Clearing Company (Pty) Limited (Safcom) is the clearing house for SAFEX and also provides compliance, surveillance and other exchange services. SAFEX introduced commodity futures in South Africa in July 1995, Rand-Dollar futures in May 1997, and individual equity futures in February 1999. On June 18, 2007 the JSE began trading in various foreign currency derivatives. Financial market infrastructure was modernized through the replacement by the JSE of its 15-year-old derivatives system with a multiple instrument online trading system, Nutron, in 2008.

Safcom achieved a global standard of risk management by complying with the CPSS (Committee on Payment and Settlement Systems)-IOSCO principles for financial market infrastructures (published by the Bank for International Settlements) in December 2012. In March 2013 Safcom announced the promulgation of further rules relating to the establishment of a derivatives market default fund. A phased approach was used by the JSE from the end of January 2014 to introduce a new methodology for determining contract-level initial margin requirements for equity derivatives. As trading activity in the Equity Derivatives Market increased in the first nine months of 2014, turnover was also higher compared with the corresponding period in 2013. While trade in single-stock contracts (including international derivatives (IDX) products) accounted for 4.0% of total turnover by value in the first nine months of 2014, they accounted for 39% of total number of contracts traded. Turnover in commodity futures and options contracts increased by only 1.0% in the nine months to September 2014, compared with the same period in 2013, along with generally lower domestic and international grain prices. Turnover in derivatives traded on the JSE for the first nine months of 2014 is indicated in the accompanying table.

Derivatives turnover on the JSE, January to September 2014

	Value	Change over one year
	Rand (billions)	Percentage
Equity derivatives	4,352	15
Warrants	0.5	16
Commodity derivatives	381	1
Interest rate derivatives	486	24
Currency derivatives	382	43

Source: JSE.

Exchange Controls

South African law provides for exchange controls, which, among other things, restrict the outward flow of capital from South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia, known as the common monetary area (CMA). The Exchange Control Regulations are applied throughout the CMA and regulate transactions involving South African residents, including companies and institutional investors. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which could result in the devaluation of the Rand. The National Government has, however, committed itself to gradually relaxing exchange controls. On November 1, 2010 the Exchange Control Voluntary Disclosure Programme was implemented for a period of 12 months. The primary objective was to encourage applicants to disclose their contraventions and to provide them with a window of opportunity to regularize any contraventions of the Exchange Control Regulations.

The SARB, on behalf of the Minister of Finance, administers South Africa’s exchange control regulations. It is assisted by a number of banking institutions that have been appointed by the Minister of Finance as Authorized Dealers in foreign exchange (Authorized Dealers) and/or Authorized Dealers in foreign exchange with limited authority . Such banking institutions undertake foreign exchange transactions for their own account with their clients, subject to conditions established by the SARB. Until 1995, control over non-residents’ capital transactions was based mainly on the Financial Rand System, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. In March 1995, the National Government abolished the Financial Rand System and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.

Since the abolition of the Financial Rand System in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, South African residents still face certain restrictions. However, these restrictions have gradually been eased to foster macroeconomic stability, a stronger balance of payments and financial sector development. The proposed strategy going forward is characterized by a fundamental shift from a system where a substantial fraction of cross-border transactions are subject to restrictions, approvals and administrative requirements to a more open regime where transactions are generally permitted with a narrow set of regulations targeted at specific national interests, macroeconomic and financial risks.

The broad principles for exchange control reforms are as follows:

•	Support the overarching strategy for increasing investment and growth;

•	Reflect a fundamental shift in the approach to regulation;

•

Recognize the different objectives that are supported by exchange controls (e.g. contributing to systemic stability; supporting prudential regulation of financial institutions; protecting the tax base; and supporting the prevention of financial crime);

•	Address the distortions created by exchange controls;

•	Holistic approach and taking into account interactions between institutions and individuals, residents and non-residents; and

•	Proportionate reporting requirements.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as the single discretionary allowance of up to R1 million per annum that may be apportioned for travel for vacation and business purposes, study allowances, donations to missionaries, maintenance transfers, monetary gifts/loans to non-residents and residents temporary abroad, alimony and child support payments, wedding expenses and special occasions and foreign capital allowance (without the requirement to obtain a Tax Clearance Certificate). In addition, private individuals may invest up to R4 million per calendar year for any purpose outside the CMA, provided that the individual is over the age of 18 years and subject to obtaining a Tax Clearance Certificate, which is issued by the South African Revenue Service.

Furthermore, in order to eliminate the bias against residents, the South African Reserve Bank’s Financial Surveillance Department will consider investments by residents in excess of the R4 million foreign capital allowance, subject to certain conditions, such as tax compliance and annual reporting.

The Minister of Finance also announced the removal of controls on emigrants’ blocked assets. South African emigrants were previously allowed to remit up to R4 million per single person or R8 million per family unit upon emigration. Emigrants can now transfer the allowance per calendar year and emigrants can also apply to the Financial Surveillance Department for the transfer of all their assets without any exit levy applying to free those assets, provided their tax obligations were met.

With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Dividends declared by offshore subsidiaries of South African companies after October 26, 2004 may be retained offshore. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. Authorized Dealers administer the directives and guidelines on foreign direct investments under R500 million. Application to the SARB’s Financial Surveillance Department for prior approval of a foreign investment is still required for foreign direct investments over R500 million. These applications, which permit the SARB to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa and at least 10.0% of the foreign target entity’s voting rights must be obtained. The SARB reserves the right to stagger capital outflows relating to very large foreign investments to manage any potential impact on the foreign exchange market. In order to reduce the administrative costs and procedures of doing business for corporates, the Minister of Finance, in the 2011 MTBPS, allowed corporates to be able to top up capital in their offshore business from South Africa, provided the additional funding is authorized within the same calendar year in which the original investment was approved and as long as they remain within the annual limit of R500 million. South African corporates are also allowed to make bona fide new outward foreign direct investments outside their current line of business.

In the 2009 MTBPS, reforms to reduce red tape on business transactions were announced. The prohibition on SADC loop structures was abolished and recently, in the 2011 MTBPS, the Minister of Finance announced that transactions which result in ‘loop’ structures not exceeding a threshold of 10.0%—20.0% equity, and/or voting rights, whichever is higher, in the foreign target entity, will be processed by Authorized Dealers without the need for prior approvals.

In the 2010 MTBPS, the Minister of Finance announced measures to encourage global diversification from a domestic base by using South Africa as a gateway to Africa. In this regard, from January 1, 2010, qualifying internationally headquartered companies are allowed to raise and deploy capital offshore without the need to obtain exchange control approval, subject to reporting requirements. With effect from November 2012, the shares and/or debt of a headquarter company may be listed on the JSE Limited or be held directly or indirectly by a shareholder with shares or debt listed on the JSE Limited.

The 3:1 ratio applicable to local financial assistance in respect of affected persons was withdrawn. The 1:1 ratio remains applicable for the acquisition of residential properties and any other financial transactions (such as portfolio investments, securities lending, hedging and repurchase agreements, among others) by non-residents and affected persons. Local financial assistance made available to emigrants also remains subject to the 1:1 ratio.

Authorized Dealers are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the SARB. In an endeavor to reduce barrier to trade, the Minister allowed corporates to do advance payments for capital goods for up to 100.0% of ex-factory cost of goods to be imported not exceeding a total value of R10 million. Payments for importation of capital goods in excess of R10 million may only be provided up to 50.0% of the ex-factory cost of the goods to be imported. Furthermore, corporates are allowed to cover forward (using forward exchange contracts) up to 75.0% of budgeted import commitments or export accruals in respect of the forthcoming financial year without an application to the SARB. The R250,000 limit on advance payments for permissible imports, other than capital goods, was removed and South African companies are allowed to open foreign bank accounts for permissible purposes without prior approval, subject to reporting obligations.

South African companies involved in international trade are permitted to operate a single customer foreign currency (CFC) account for both the trade and services and use it for a wider variety of permissible transactions. This reduced the transaction costs associated with multi CFC accounts and their restricted use.

Corporates engaged in exportation and importation has been permitted to offset costs of imports against proceeds from exports within a specified period over a CFC account. The requirement that companies must convert foreign exchange credited to CFC account to Rand within 180 days was removed. South African companies are, however, still required to repatriate export proceeds to South Africa.

Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in the late 1990s. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-dollar futures contracts on SAFEX, with participation initially restricted to individuals and institutional investors; and relaxing the application of local borrowings limits to foreign controlled South African companies.

Retirement funds and underwritten policies of long-term insurers are permitted, without prior SARB approval, to invest up to 25.0% of their total retail assets under management in foreign assets and an additional 5.0% in Africa. Collective investment scheme management companies, investment managers registered as institutional investors for exchange control purposes and investment-linked business of long-term insurers are permitted to invest up to 35.0% of their total retail assets under management in foreign assets and an additional 5.0% in Africa.

The macro-prudential limit for Authorized Dealers was introduced in 2010 and enabled Authorized Dealers to acquire direct and indirect foreign exposure of up to a macro-prudential limit of 25.0% of their total liabilities excluding total shareholder’s equity.

In the 2013 Budget Speech, the Minister of Finance announced that Authorized Dealers may invest an additional 5.0% of their total liabilities, excluding total shareholder’s equity, for expansion into Africa, in addition to the current macro-prudential limit of 25.0%.

Foreign companies, governments and institutions are permitted to list equity, bond and derivative instruments on South Africa’s securities exchanges. Furthermore, South African private individuals, corporates, trusts and partnerships are permitted to invest without restrictions in approved inward listed instruments on South African exchanges.

In the 2011 MTBPS, the Minister of Finance announced further significant reforms of inward listings in order to promote the development of the South African capital markets. The Minister announced that all listed shares on the JSE, traded and settled in Rand, will be classified as domestic assets for the purpose of trading on the JSE and inclusion in its indices. This new dispensation does not affect companies currently classified as domestic, which have a primary listing on a foreign exchange (e.g. the ‘London 5’), which will continue to be included in the indices on the current basis. This initiative is meant to improve South Africa’s position as a financial gateway into Africa. However, in order to balance between capital market growth and development and the objective of managing exposure to foreign risk, prudential institutions would still be required to report their foreign exposure to regulatory authorities.

These changes also herald a shift in the regulatory regime from control measures to prudential regulation.

The restrictions on South African companies and other entities to participate in foreign inward-listed securities on the JSE, including participation in the Rand futures, were removed. These changes enable South African companies, trusts, partnerships and banks to manage their foreign exposure, since they were permitted to participate in Rand futures market on the JSE without restrictions. These changes allow companies to diversify and hedge their currency exposure, which support macroeconomic stability, reduce exchange-rate volatility and deepen domestic financial markets. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE and the Bond Market of the JSE.

Furthermore, the Minister of Finance allowed the JSE Limited to offer to non-resident and qualifying South African and other CMA corporate entities directly and actively involved in the agricultural grain industry, Zambian referenced grain derivative contracts for trading and settlement in USD.

To promote SA further as a hub for regional investments, since February 27, 2013 listed entities on the JSE Limited were allowed to establish one subsidiary in South Africa to hold African and offshore operations, which will be granted certain tax and foreign exchange dispensations.

In an effort to promote competition and reduce the cost of remittances to neighboring and other countries, ownership restrictions on international participation in Authorized Dealers in foreign exchange with limited authority (ADLAs) (i.e., foreign exchange bureaus) were removed. In addition to this, the requirement for money remittance agencies to partner with existing Authorized Dealers in order to do remittance work will no longer be obligatory.

In 2013, the National Treasury announced that each JSE-listed entity would be entitled to establish a “HoldCo” to hold African and offshore operations. The government proposes to extend the HoldCo subsidiary regime to facilitate investment in Africa and offshore.

The effects of financial reforms announced in the 2013 Budget are summarized below.

African listings on the JSE: The Government simplified foreign currency restrictions on African listings. Eighteen large African firms have inward debt and equity listings on the JSE, and, following the 2013 reforms, new listings included: the world’s largest commodity firm, with operations throughout Africa; the African operations of one of the largest global banking groups; the Namibian government, which issued a sovereign bond on the JSE; an African grain derivative product; and an independent oil and gas company with production and exploration licenses in East and West Africa.

HoldCos: Over the past year, six listed companies have used the HoldCo regime to expand their operations into Africa, creating new sources of foreign exchange earnings and supporting the recovery in corporate tax revenue.

Exchange-traded funds: Restrictions on commodity-based exchange-traded funds have been eased. Since the announcement, a new platinum fund provided by a South African bank attracted investments of R14.5 billion. This fund attracts both foreign and domestic investments in platinum.

Increased macro-prudential limits for banks: The additional 5 percentage point allowance for African operations has facilitated further expansion of South African banks into Africa.

In 2014, the following reforms were introduced:

JSE-listed companies:

•

In the 2014 Budget speech, the Government extended the HoldCo arrangements for JSE-listed firms. The size of allowed transfers to the HoldCo was increased from R750 million to R2 billion per year. Applications for transfers of up to 25.0% of the listed company’s market capitalization will be considered on application to the Reserve Bank, provided there is demonstrated benefit to South Africa.

•	Up to the allowed amount, there will be no restriction on transfers in and out of the HoldCo, provided such transfers are subject to regular reporting and are not undertaken to avoid tax.

•	Listing of the HoldCo and joint ventures will be considered on a case-by-case basis.

Other requirements remain in place. A HoldCo must operate as a South African tax resident, and be incorporated and effectively managed and controlled in South Africa.

Unlisted companies:

•

Unlisted companies may operate HoldCos under the same restrictions as listed companies, except that the size of transfers to the HoldCo is limited to R1 billion per year, subject to these HoldCos having similar transparent and public reporting and disclosure requirements as listed companies.

Tax treatment

As announced in the 2013 Budget, all HoldCos may use the Treasury Management Company tax concessions – they are allowed to use their functional currency, rather than the rand, as a starting point for currency translations for tax purposes, providing relief for unrealized foreign currency gains or losses.

Foreign member funds

The National Treasury introduced the category “foreign member funds”, which are not subject to the macro-prudential limit. These funds are collective investment schemes and alternative investment funds (including private equity, venture capital and hedge funds), which may source funding from non-residents domestic institutional funds (subject to their macro-prudential limit) and individuals (subject to their annual investment limit).

Foreign member funds must be domiciled, managed and tax compliant in South Africa, and are subject to registration with the Financial Services Board and the Reserve Bank.

These funds support South Africa as a hub for African fund management. In addition, these funds are intended to provide a new domestically-regulated channel for domestic investors to obtain foreign exposure, whilst at the same time benefit from enhanced customer protection, compared to the lack of local protection when investing directly offshore.

Accessing capital for growth into Africa

South Africa is a technology, media and telecommunications hub for Africa. The largest South African companies in this sector have expanded their work in Africa and in fast-growing emerging markets. To help these firms raise capital, the Government implemented the following:

•

Unlisted technology, media, telecommunications, exploration and other research and development companies are now allowed to freely list offshore to raise capital for their operations, provided that they retain South African incorporation, remain tax residents, are effectively controlled and managed from South Africa, and their intellectual property remains registered in South Africa. They are also required to have a secondary listing within two years in South Africa following their successful offshore listing.

•	Listed companies are allowed to freely list secondary listings and depository receipt programs to facilitate expansion, subject to reporting requirements.

•	Intellectual property generated in South Africa may be freely assigned offshore, subject to appropriate tax treatment requirements.

Strengthening reporting of banks’ foreign exposure: The National Treasury and SARB proposed a revised template for reporting banks’ foreign exposure. Amendments to the MPL template are designed to more accurately reflect the true nature of the economic foreign exposures banks have.

Diversifying investments through domestic channels in syndicated loans: Authorized Dealers in foreign exchange will now be allowed to participate in foreign syndicated loans, regardless of whether the borrower is a South African resident, provided that this is within the approved foreign exposure prudential limits applicable to banks.

Other administrative reforms: To reduce the administrative burden and the cost of doing business for South African firms, investors and individuals, the National Treasury proposed the following administrative reforms:

•

Customer foreign currency accounts: Foreign currency purchased in the spot market or the maturity proceeds of hedging contracts may be credited to a customer foreign currency account and may be utilized (“paid away”) within 30 days.

•	Credit card limit: Credit card payments will be increased to R50,000 per transaction.

•

Payment for imports: Customers will be allowed to process advance payments for imports of up to R50,000 upon presentation of an invoice only. This replaces the requirement that customers must subsequently present documentation as evidence that goods in respect of which transfers have been effected have been cleared with Customs.

•	Income transfers to South Africans temporarily abroad: South African residents temporarily abroad will be allowed income transfers from their retirement pensions or annuities.

•	Corporate foreign direct investment: Corporations will be allowed to roll over their annual foreign direct investment limit to the next calendar year without submitting a new application.

•	Unlisted shares: Emigrants will be allowed to transfer unlisted shares under certain conditions.

•

Streamlining the Exchange Control Manual: The National Treasury, working with the Reserve Bank, authorized dealers in foreign exchange, the savings industry and other interested parties, will streamline the Exchange Control Manual and associated rulings.The remaining prudential and capital flow management control tools will be presented in a clearer and more concise manner to improve administration.

Gold and Foreign Exchange Contingency Reserve Account (GFECRA)

GFECRA in the books of the SARB reflects the rand valuation profits and losses on all the gold, STRs and foreign exchange that form part of the official gross foreign exchange reserves of the country. It also includes the rand value of the foreign exchange forward transactions conducted by the SARB as well as liabilities of the SARB denominated in foreign currencies.

The GFECRA comprises credit and debit balances on three different sub-accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).

The GPAA reflects any valuation profit or loss on the gold held by the SARB. The volume of the gold holdings has been fairly static over the past decade at around four million fine ounces. The FEAA account reflects any profit or loss on the rand valuation of the foreign currencies held due to the depreciation or appreciation of the rand against these currencies. In terms of the SARB Act, the SARB can calculate an exchange commission on all foreign exchange transactions conducted on behalf of the National Treasury. This commission or exchange margin is also reflected in the FEAA.

The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments. The SARB, however, conducts sizeable amounts of foreign exchange swaps for liquidity management in the money market.

During the 1980s and 1990s the SARB intervened in the foreign exchange market via the forward book. This policy was abandoned in August 1998. Currently, the SARB purchases foreign exchange from the Authorized Dealers to accumulate reserves when market conditions allow. The SARB, however, does not intervene in the foreign exchange market with a view to influence the value of the rand.

Prior to calendar year 2002, upon the agreement of the Minister of Finance and the Governor of the SARB, the balance of the GFECRA could be reduced by the issuance, by the National Government to the SARB, of zero-coupon bonds convertible into interest-bearing bonds whenever the SARB wants to use the bonds in its open market operations. With respect to the GFECRA balance on March 31, 2002, and in accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury settled the negative balance amounting to R28,0 billion in four tranches, partly in cash and partly in bonds over a four-year period which commenced in fiscal year 2003. The National Treasury paid the final tranche of the outstanding balance of R28 billion in April 2005.

In calendar year 2005, a new settlement methodology for the settlement of the GFECRA balances was agreed between the National Treasury and the SARB, whereby the balance on the GFECRA as of March 31 each year is split into transactions with a cash flow (money- market liquidity) impact and a non-cash flow (revaluation) component. Valuation gains and losses are not settled, but reflected either as an asset or liability on the financial statements of the two institutions. Therefore, only transactions with a cash flow impact are settled. The outstanding balance to be settled accumulates interest at the prevailing repurchase rate. The gross gold and foreign exchange reserves decreased to US$49,1 billion at the end of September 2014, down from US$50 billion a year earlier. This decline is mainly as a result of a decline in the U.S. dollar gold price, the appreciation of the U.S. dollar against other major currencies and the normal foreign exchange transactions of SARB, mostly on behalf of the National Treasury.

As at March 31, 2013, the GFECRA showed a positive balance of R125.6 billion which represents net valuation gains of R125.7 billion and cash flow losses of R28.1 million. These cash flow losses were settled on August 16, 2013. As at March 31, 2014 the GFECRA balance had increased to R177.9 billion, mainly due to the depreciation of the exchange rate of the Rand over the period. Cash flow losses to be settled by the National Government amounted to R67.8 million for the year to March 31, 2014. This balance was settled on June 6, 2014.

The negative net open foreign currency position of the SARB amounted to US$23.2 billion in September 1998 which then changed from negative to positive in May 2003. The net open foreign currency position, which is now referred to as the International Liquidity Position, reflected a positive balance of US$45.8 billion at the end of September 2013, declining to US$43.3 billion as at September 30, 2014.

In February 2004, the SARB balanced its previously oversold forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of excess liquidity arising from maturing forward contracts, the SARB has normalized its money market activities and has been able to increase the official net international reserves of the country. The SARB currently has an overbought (positive) forward foreign exchange book amounting to US$2.9 billion on September 30, 2014.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

South Africa’s imports and exports (including gold) amounted to 48.5% of GDP in real terms in the first half of 2014.

In the first half of 2014, import volumes and prices rose by 1% and 11%, respectively, compared to the same period in 2013. Export volumes and prices increased by 6% and 5.9%, respectively, in the first half of 2014 compared to the previous period.

In nominal terms, exports increased by 12.2% in the first six months of 2014 compared to the same period last year, driven mainly by the depreciation in the Rand exchange rate, increased demand from the African continent and the recovery in exports to some European and Asian countries.

Since the recession in 2009, domestic demand has grown at a faster pace than external demand, resulting in a stronger increase in import volumes relative to exports and a deterioration of the trade balance. The volume of imports is now about 13% above pre-crisis highs, while exports are still almost 1.5% below their highs prior to the crisis.

Some of the factors that contributed to the recent decline in export volume are domestic supply constraints, including electricity rationing in manufacturing, and severe disruptions to mining output due to industrial action and wage disputes.

Export prices, excluding gold, rose by 7.6% in the first half of 2014, compared with the same period a year earlier, while import prices increased by 11%. As at June 30, 2014, the terms of trade have declined by almost 8.5% since the peak in the fourth quarter of 2010.

As a consequence, the trade deficit reached R87.8 billion in the first two quarters of 2014. This is significantly higher than the deficits in the preceding two calendar years which averaged 1.3% of GDP in 2012 and 2.2% of GDP in 2013.

The following table sets forth South Africa’s balance of trade for the periods indicated.

Balance of Trade

Year	Balance of Trade Rand (billion)
2009	2.3
2010	49.6
2011	47.1
2012	(39.6)
2013	(73.6)
2014[1]	(44.6)

Note:	—
(1)	To June 30, 2014.

The following table presents a breakdown of South Africa’s balance of trade by sector for the periods indicated.

Foreign Trade

	Year ended December 31,
	Rand (billion)
Sector	2009	2010	2011	2012	2013	2014²
Exports
Total merchandise exports	503.7	597.1	714.5	743.8	853.7	453.4
Agriculture, forestry & fishing	22.3	22.1	28.0	29.0	38.1	20.1
Total: Mining	97.1	121.2	165.2	168.7	187.8	98.4
Coal mining	35.7	40.1	53.8	57.4	55.9	26.9
Gold & uranium ore mining	0.0	0.0	0.0	0.0	0.0	0.0
Other mining	61.4	81.1	111.4	111.3	131.9	75.1
Total: Manufacturing	387.1	435.2	495.6	500.1	558.1	281.6
Food	16.8	17.5	17.5	20.0	26.1	14.8
Beverages	8.6	8.5	8.1	9.0	11.8	5.6
Tobacco	1.5	1.4	1.1	1.5	1.3	0.6
Textiles	2.4	2.3	2.4	2.5	3.0	1.7
Wearing apparel	0.7	0.6	0.7	0.8	1.1	0.5
Leather & leather products	0.4	0.5	0.8	0.9	1.5	1.1
Footwear	0.2	0.4	0.2	0.3	0.3	0.2
Wood & wood products	2.2	2.4	2.4	2.3	2.6	1.8
Paper & paper products	9.6	10.3	10.8	10.3	12.6	7.3
Printing, publishing & recorded media	0.7	0.7	0.8	0.7	0.8	0.4
Coke & refined petroleum products	12.9	11.8	13.8	18.7	17.5	10.0
Basic chemicals	23.8	26.5	31.6	34.0	38.3	20.5
Other chemicals	9.4	9.1	11.2	13.8	15.2	9.3
Rubber products	2.1	2.0	3.0	3.1	3.1	1.5
Plastic products	2.3	2.4	2.8	3.2	3.7	2.0
Glass & glass products	1.1	1.0	1.0	1.0	12.9	0.7
Non-metallic minerals	1.6	1.8	2.2	2.1	2.4	1.4
Basic iron & steel	48.6	60.2	60.7	56.6	61.3	40.4
Basic non-ferrous metals	127.0	151.3	176.0	154.4	170.0	70.7
Metal products excluding machinery	8.3	8.8	9.3	11.5	11.2	5.7
Machinery & equipment	29.5	32.5	40.9	43.9	48.5	25.1
Electrical machinery	5.0	5.1	6.7	7.5	8.3	3.7
Television, radio & communication equipment	3.3	2.8	3.4	3.4	4.7	3.5
Professional & scientific equipment	3.6	2.9	3.6	4.5	4.3	2.5
Motor vehicles, parts & accessories	43.8	50.5	56.5	63.9	71.5	35.1
Other transport equipment	2.5	2.3	4.6	4.2	5.4	2.9
Furniture	3.3	3.9	3.2	2.8	2.8	1.5
Other industries	16.0	15.7	20.2	23.0	27.2	11.3
Electricity, gas & steam	1.0	1.0	1.5	2.0	2.7	1.7
Undefined	0.3	0.5	1.2	1.2	1.4	0.8
Imports
Total merchandise imports	554.2	607.0	742.7	854.4	991.2	523.8
Agriculture, forestry & fishing	8.8	8.7	12.4	13.2	13.0	8.0
Total: Mining	94.6	89.3	113.4	139.7	153.3	98.5
Coal mining	1.4	0.4	1.8	1.1	2.6	1.4
Gold & uranium ore mining	0.0	0.0	0.0	0.0	0.0	0.0
Other mining	93.2	88.9	111.6	138.6	150.7	97.1
Total: Manufacturing	436.5	485.9	598.1	678.1	630.6	403.6
Food	23.5	24.5	30.5	38.3	41.4	19.5
Beverages	4.5	3.3	3.9	4.6	5.8	2.4
Tobacco	0.5	0.4	0.3	0.5	0.6	0.2
Textiles	6.5	7.2	8.6	9.3	10.6	5.5
Wearing apparel	9.2	10.2	11.4	13.5	17.1	9.0
Leather & leather products	1.7	2.1	2.4	2.6	3.2	1.5
Footwear	4.8	5.2	6.7	7.8	9.3	4.4
Wood & wood products	2.2	2.2	2.6	2.9	3.3	1.8
Paper & paper products	7.3	7.3	8.0	8.7	10.6	5.6
Printing, publishing & recorded media	2.2	2.2	2.3	2.7	3.1	1.3

	Year ended December 31,
	Rand (billion)
Sector	2009	2010	2011	2012	2013	2014²
Coke & refined petroleum products	24.2	29.6	46.8	53.0	65.3	31.2
Basic chemicals	24.8	28.6	36.1	40.0	45.2	23.0
Other chemicals	34.5	36.6	40.7	47.6	55.6	29.0
Rubber products	5.8	7.0	8.4	10.0	12.0	6.0
Plastic products	6.2	7.0	8.4	9.7	11.8	6.0
Glass & glass products	1.8	1.9	2.1	2.3	2.5	1.3
Non-metallic minerals	5.7	6.2	6.9	7.4	8.8	4.7
Basic iron & steel	8.8	9.8	13.4	14.0	20.2	8.4
Basic non-ferrous metals	8.0	10.7	12.4	13.7	16.3	9.5
Metal products excluding machinery	10.4	11.6	13.9	15.4	19.5	9.6
Machinery & equipment	84.4	88.2	114.6	135.3	150.7	74.1
Electrical machinery	21.5	19.8	21.7	26.9	39.4	19.0
Television, radio & communication equipment	30.1	35.7	37.9	38.6	52.5	25.4
Professional & scientific equipment	16.9	16.6	19.5	21.4	25.8	13.3
Motor vehicles, parts & accessories	66.3	86.6	104.6	118.0	140.0	70.0
Other transport equipment	14.1	13.3	20.1	16.6	13.5	8.4
Furniture	3.0	3.6	3.9	4.6	5.3	2.4
Other industries	7.6	8.5	9.9	12.8	13.5	6.9
Electricity, gas & steam	1.8	1.6	1.7	1.6	1.5	1.3
Undefined	0.6	0.6	0.7	0.7	0.7	0.5

Note:	—
(1)	To June 30, 2014.

Source:	Quantec

Exports

South Africa’s exports have traditionally consisted of primary – and in particular, mined – products. Gold, diamonds, platinum group metals, coal and iron are exported in large quantities.

Since 2012, the fastest growing markets for South African exports have been Africa and Asia.

The value of exports increased by 14.5% in the first six months of 2014 compared with the same period in 2013, supported by strong growth across major export categories. Exports of basic iron & steel, non-metallic minerals and vehicles and machinery recorded double digit growth of 49.7%, 30.3% and 11.3%, respectively in the six months to June 2014 relative to the same period last year. A notable decline of 11.0% was reported in basic non-ferrous metals, reflecting strike-related activity.

While declining commodity prices and weakness in the EU, South Africa’s largest export market, put pressure on exports, other opportunities are emerging. Trade and financial links with sub-Saharan Africa have grown and South African firms are well positioned to expand on the continent. The global rebalancing of growth and favorable exchange rates also provides opportunities for South Africa to broaden beyond its traditional reliance on minerals, metals and agricultural commodities to manufactured exports.

In recent years there has been particularly strong growth of exports of manufactured products to SADC countries. In contrast, exports to Japan and the US, which historically included large quantities of platinum, have declined. Exports to China were flat in the first half of 2014, weighed down by decreased demand for minerals and metal products. Exports to the EU grew by 20.6% in the first six months of this year, outpacing the 10.6% growth of SADC and 10.0% for Asia.

The SADC region continued to absorb more manufactured goods from South Africa with a share of 21.5% in the first six months of 2014, marginally behind the EU with a share of 25.8%. The EU remains the largest destination for South African exports, with approximately R111 billion worth of goods exported to the region in the six months to June 2014, representing 23.5% of total exports. The U.S. remains an important export destination, with a little over 8.0% of South Africa’s exports going to the U.S. during the first half of 2014.

Imports

In the first half of 2014, imports rose by 11.7% compared to the same period last year, on the back of a weaker rand exchange rate and public infrastructure investment. Import categories that posted strong growth in the six months to June 2014 relative to the same period in 2013 were transport equipment (36.2%), basic non-ferrous metals (25.3%), non-metallic minerals (19.3%) and electrical machinery (16.0%).

Trade deficit

After narrowing in 2010 and 2011, the deficit on South Africa’s current account has returned to a range of about 5.5% of GDP over the past two years. The main factor in this deterioration has been the rising trade deficit, partially offset by declining service and dividend income outflows.

South Africa’s Commitment to the WTO

South Africa is a founding member of the General Agreement of Trade and Tariffs (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. In line with the need to open up the economy and increase competition in the economy, South Africa has liberalized most sectors of the economy since the 1990s.

South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. This encourages South African industries to improve their competitiveness in domestic and foreign markets, while at the same time benefiting from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the EU, Japan, Norway, Russia, Switzerland and the U.S.

South Africa enjoys beneficial trade agreements with a number of countries, both multilateral and bilateral. It enjoys preferential treatment under the African Growth and Opportunity Act when trading with the United States.

In Africa, South Africa has a number of free trade agreements with African countries. These include Botswana, Namibia, Lesotho and Namibia, under the auspices of the Southern African Customs Union. South Africa is also an important member of the SADC, which, amongst other things, allows for preferential trading access to Zimbabwe. It is anticipated that the Tripartite Free Trade Agreement between the SADC, COMESA and EAC will help to facilitate market access and increased trade within the continent.

South Africa also has an agreement with the EU to export most of its goods duty free under the Trade Development and Cooperation and is in the process of negotiating a new trade agreement and a new economic partnership agreement.

China, India and Brazil are also important markets for South Africa. Thus South Africa has strengthened diplomatic ties and trade cooperation with these countries.

Geographic Distribution of Trade

The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade

	2009	2010	2011	2012	2013	2014²
	(Rand billions)
Exports
China	48.7	58.6	85.3	81.1	109.4	52.7
Not allocated	57.6	66.0	79.7	76.8	67.1	29.5
US	41.1	51.5	59.6	61.6	65.3	32.6
Japan	34.0	46.3	55.3	44.3	52.9	23.1
Germany	32.4	42.7	43.2	38.0	42.0	23.6
India	17.9	22.2	24.3	30.1	28.0	18.2
UK	25.1	26.4	28.7	27.1	31.7	17.7
Netherlands	18.5	17.2	21.5	24.7	30.0	18.2
Zambia	11.2	11.4	16.2	20.1	24.6	13.0
Zimbabwe	13.3	15.1	17.1	18.9	22.3	11.2
Mozambique	13.0	13.9	17.2	18.9	26.6	14.7
Imports
China	70.8	84.1	103.1	120.1	154.5	77.3
Germany	63.2	66.1	77.3	84.0	103.2	49.7
Saudi Arabia	26.7	23.7	32.3	64.6	77.4	47.5
US	41.5	41.9	58.4	61.2	63.4	34.9
Japan	26.3	31.0	34.5	37.9	39.3	20.0
India	15.4	20.7	29.2	37.6	51.9	23.0
Nigeria	15.6	16.1	22.7	30.5	35.0	25.4
UK	21.6	22.1	29.1	28.9	32.8	16.4
Angola	11.7	14.6	11.5	23.0	18.9	12.1
Thailand	12.1	13.4	16.5	22.2	26.6	12.8
Italy	13.6	14.7	19.6	21.1	25.9	12.7

Note:—

(1)	Through June 30, 2014.

Source:	www.quantec.co.za.

Balance of Payments

The following table sets forth the balance of payments for South Africa for the periods indicated.

Balance of Payments (1)

	2009	2010	2011	2012	2013	For the six months ended June 30 2014
	(Rand millions)
Current account
Merchandise exports (f.o.b.)(2)	503,656	597,098	714,466	743,811	853,715	453,354
Net gold exports(3)	52,776	59,499	75,298	71,050	63,887	25,869
Service receipts	100,760	102,362	107,825	124,332	136,751	73,714
Income receipts	34,075	34,099	38,118	48,501	64,441	43,248
Less: Merchandise imports (f.o.b)(2)	554,161	607,044	742,679	854,439	991,186	523,835
Less: Payments for services	124,147	134,843	142,230	145,006	158,358	82,676
Less: Income payments	87,593	87,022	104,689	121,428	135,765	70,482
Current transfers (net receipts (+))	-22,428	-16,762	-14,199	-31,369	-30,666	-16,211
Balance on current account	-97,062	-52,613	-68,090	-164,548	-197,179	-97,019
Capital transfer account (net receipts (+))	216	225	241	239	243	122
Financial account
Direct investment
Liabilities(4)	63,570	26,617	30,808	37,428	79,055	32,594
Assets(5)	-9,757	554	1,865	-24,528	-54,260	-18,090
Net direct investment	53,813	27,171	32,673	12,900	24,795	14,504
Portfolio investment

Liabilities	107,234	107,876	45,878	95,039	70,935	39,761
Assets	-13,470	-33,374	-53,769	-40,562	-11,512	-20,178
Net portfolio investment	93,764	74,502	-7,891	54,477	59,423	19,583
Other investment
Liabilities	-39,956	7,899	43,067	66,828	49,799	42,564
Assets	23,703	-22,138	-1,967	40,860	4,521	-28,188
Net other investment	-16,253	-14,239	41,100	107,688	54,320	14,376
Balance on financial account	131,324	87,434	65,882	175,065	138,538	48,463
Unrecorded transactions(6)	-17,441	-3,740	34,671	-1,801	63,056	33,753
Change in net gold and other foreign reserves owing to balance of payments transactions	17,037	31,306	32,704	8,955	4,658	-14,681
Change in liabilities related to reserves(7)	-2,724	-2,683	7	16	-31	0
SDR allocations and valuation adjustments	-38,647	-30,712	74,441	24,141	84,613	10,190
Net monetisation (+) / demonetisation (-) of gold	45	13	42	11	7	17
Change in gross gold and other foreign reserves	-24,289	-2,076	107,194	33,123	89,631	-4,474
Change in capital transfer and financial accounts including unrecorded transactions	114,099	83,919	100,794	173,503	201,837	82,338

Notes:—

(1)	Data for the previous four years are preliminary and subject to revision.
(2)	Published customs figures adjusted for balance of payments purposes.
(3)	Commodity gold. Prior to 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the SARB and other banking institutions.
(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.
(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.
(6)	Transactions on the current, capital transfer and financial accounts.
(7)	Liabilities related to foreign reserves include all foreign liabilities of the SARB and short-term foreign loans to the National Government by international organizations.

Source: SARB.

Current Account

South Africa’s trade patterns and volumes changed notably during the past decade. These changes were brought about by, among other factors, uneven growth performance of the country’s most important trading-partner countries in the aftermath of the most recent recession, substantial infrastructure development projects and a number of trade agreements concluded to promote international trade.

Notwithstanding various policy measures to enhance external competitiveness, to promote trade, and to raise the country’s growth performance, the South African economy has become more dependent on surplus saving from the rest of the world to finance the much-needed increase in gross fixed capital formation. The country’s import penetration ratio (i.e., the extent to which the country relies on merchandise imports to satisfy domestic expenditure) increased sharply between 2003 and 2008 before receding temporarily in 2009. Subsequently, this ratio regained its upward momentum and surpassed the most recent peak in 2008 in the third quarter of 2013.

Owing to stronger growth in import volumes surpassing that of merchandise exports, the trade balance switched from a surplus in 2003 to a deficit in subsequent years up to 2008. The trade balance temporarily switched back to a surplus from 2009 to 2011 due to lower domestic demand before moving back into a deficit in 2012 and the subsequent time. During this period, the relatively slower growth in the volume of merchandise exports was partly countered by favorable terms of trade, which trended upward from 2001 to 2011. However, from 2012 onwards, the terms of trade continued to deteriorate.

The value of merchandise exports advanced steadily from 2003 up to the first half of 2014 with brief interruptions in 2009 and 2010. The increase in export proceeds could largely be attributed to higher Rand prices of merchandise exports along with a much slower increase in export volumes over the period.

Notwithstanding the dwindling volume of net gold exports, domestic gold producers benefited from a surge in the international price of gold since 2006. Further to demand and supply conditions, the price of gold benefited during the past few years from the ongoing uncertainty in global financial markets, as well as geopolitical tensions. The price of gold on the London market, which averaged US$310 per fine ounce in 2002, rose steadily to US$1 668 per fine ounce in 2012. In Rand terms, the price of gold advanced at an even faster pace due to the depreciation in the exchange value of the Rand over the period. The upward trend in the US-dollar price of gold, however, lost some momentum from late 2012 due to the expectations of less buoyant global demand and lower inflation, but was for the most part offset by the depreciation in the external value of the rand.

Owing mainly to strong domestic demand, the value of merchandise imports increased at a steady pace from 2010 onwards. Having contracted by no less than 25.1% in 2009, growth in merchandise import values amounted to 9.5% in 2010 and 22.3% in 2011, before moderating somewhat to an average rate of 15.5% in 2012 and 2013. Although manufactured goods remained the largest component of merchandise imports in value terms, it declined as a ratio of total merchandise imports, from 73.9% in 2003 to around 65.5% from 2011 onwards. The three main subcategories of manufactured imports, which jointly account for roughly 75% of the total import value of manufactured goods, are machinery and electrical equipment, vehicles and transport equipment, and chemical products.

The deficit on the services, income and current transfer account improved by 1.1% in 2013 after having deteriorated by 8.5% in 2012. This improvement was largely due to higher gross dividend receipts recorded in 2013, displaying a growth of about 51%. Gross dividend payments grew by 9.6% for 2013 as a whole. Hence, dividend payments also continued to increase albeit at a much slower pace than dividend receipts.

Although net income payments increased, the deficit was cushioned by lower increments in gross payments for technical services and services related to freight activities. Furthermore, the depreciation of the exchange rate of the rand assisted travel receipts. A British newspaper recently announced Cape Town as the top holiday destination for the year 2014 further contributing to a positive sentiment in the tourism environment.

In the first quarter of 2014, dividend receipts reached an all-time high, reducing the overall deficit of the services, income and current transfer account to 2.4% of gross domestic product. However in the second quarter of 2014, dividend receipts returned to more “normal levels” and subsequently resulted in the widening of the account by R35 billion. Despite this widening, the deficit of this account relative to gross domestic product came to 3.4%. This compares favorably with a longer term average of 4%.

Financial Account

Sentiment in global financial markets in 2011 and the first half of 2012 was dominated by uncertainty about the outcome of the sovereign debt crisis in the eurozone. Furthermore, the second half of 2011 was characterized by the downgrading of the sovereign debt of the U.S., Japan and Italy, and negotiations about the bailout of, and adherence to austerity measures by, some peripheral countries in the eurozone. Simultaneously, the banking system in Europe continued to remain fragile, inhibiting liquidity and restricting bank lending to the real economy. As a result, capital flows from advanced economies to emerging-market economies shrank considerably in the second half of 2011. In addition, tension in the Middle East and the subsequent rise in international crude oil prices raised concerns about the prospects for global economic growth. The annual cumulative capital inflows into South Africa were higher in 2011 than those recorded in 2010 as a whole. The total financial flows amounted to R131.2 billion in 2011. In the first half of 2012, the inflows on the financial account including unrecorded transactions amounted to R98.5 billion despite the downgrading of the sovereign debt of six European countries and certain Spanish banks in May. The South African economy continued to attract foreign capital inflows during the first half of 2013. Including unrecorded transactions, the net inward movement of capital amounted to R94.9 billion in the first half of 2013. This sizeable inflow of foreign capital occurred against mainly in the first quarter against the backdrop of interest rate differentials with the mature economies which continued to favor South Africa. When the U.S. Federal Reserve indicated in the second quarter of 2013 that it could start tapering its accommodative monetary policy measures by slowing asset purchases towards the end of the year, it negatively influenced capital flows into emerging-market debt securities. The negative sentiment among foreign investors partly arose from uncertainty regarding the pace at which monetary stimulus measures would be reduced as well as the extent to which these policy actions could weaken growth in emerging-market economies. Net capital inflows into South Africa slowed in the second quarter of 2013 as a result of lower-than-expected first-quarter economic growth data, exchange-rate volatility and a decline in commodity prices. Since the commencement of the tapering of bond purchases by the Federal Reserve in late 2013, a number of emerging-market economies, including South Africa, experienced heightened volatility in financial and foreign-exchange markets as international investors reconsidered their exposure to assets in these markets. In addition, international credit rating agencies downgraded the sovereign credit rating of the long-term foreign currency-denominated debt of some emerging market economies in the first half of 2014. Notwithstanding these developments, the financial account of South Africa’s balance of payments proved to be fairly resilient, recording a net inflow of foreign capital to the value of R43.2 billion in the second quarter of 2014, a magnitude resembling that recorded in the first quarter.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Capital Movements (1)

	For the year ended December 31					For the six months ended June 30
	2009	2010	2011	2012	2013	2014
	Rand (million)
Liabilities(2)
Direct investment(3)	63,570	26,617	30,808	37,428	79,055	32,594
Public corporations	—	—	—	—	—	—
Banking sector	1,151	-335	-305	1 970	20,160	445
Private non-banking sector	62,419	26,952	31,113	35,458	58,895	32,149
Portfolio investment	107,234	107,876	45,878	95,039	70,935	39,761
Monetary authorities	—	—	—	—	—	—
Public authorities	26,983	60,239	49,777	91,156	61,489	30,044
Public corporations	2,961	7,790	20,367	13,694	8,165	824
Banking sector	9,841	4,070	-2,627	-4,221	2,979	6,822
Private non-banking sector	67,449	35,777	-21,639	-5,590	-1,698	2,071
Other investments	-39,956	7,899	43,067	66,828	49,799	42,564
Monetary authorities(4)	-174	621	549	1,646	953	1,571
Public authorities	-2,535	-2,320	-2,929	-3,646	-1,763	-2,167
Public corporations	8,303	12,145	16,647	20,004	13,508	7,665
Banking sector	-35,783	6,701	10,382	42,153	16,964	35,435
Private non-banking sector	-9,767	-9,248	18,418	6,671	20,137	60
Assets(5)
Direct investment(6)	-9,757	554	1,865	-24,528	-54,260	-18,090
Public corporations	-301	-1 008	-131	—	-110	—
Banking sector	138	12	-164	-117	28	29
Private non-banking sector	-9,594	1,550	2,160	-24,411	-54,178	-18,119
Portfolio investment	-13,470	-33,374	-53,769	-40,562	-11,512	-20,178
Monetary authorities	—	—	—	—	—	—
Public authorities	—	—	—	—	—	—
Public corporations	—	—	—	—	—	—
Banking sector	-342	-5,244	4,294	-245	13,608	-5,318
Private non-banking sector	-13,128	-28,130	-58,063	-40,317	-25,120	-14,860
Other investments	23,703	-22,138	-1,967	40,860	4,521	-28,188
Monetary authorities	1	-1	6	—	—	—
Public authorities	1,342	1,785	1,982	1,659	—	—
Public corporations	-293	-517	-2,425	-187	-3,845	168
Banking sector	-187	-29,584	6,829	53,080	14,216	-30,600
Private non-banking sector	22,840	6,179	-8,359	-13,692	-5,850	2,244

Notes: —

(1)	Identified capital movements.
(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses. Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organization or persons) at least 10% of the voting rights.

(3)	These transactions comprise only the liabilities of the Corporation of Public Deposits.
(4)	An increase in assets (outflow of capital) is indicated by parentheses.
(5)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organization or persons) at least 10.0% of the voting rights.
(6)	Including the long-term assets of the SARB and the Corporation of Public Deposits.
(7)	Note that the figures in these columns are for the first and second quarters of 2014

Source: SARB.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data beyond 2012 is not yet available.

Foreign Direct Investment

	2008	2009	2010	2011	2012
	Rand (million)
South African foreign direct investment
Europe	239,700	195,067	229 767	368,858	429,369
Africa	105,892	120,080	126 776	185,518	200,407
Americas	38,446	51,354	48 994	72,082	84,249
Asia	53,812	129,238	122 242	127,313	200,619
Oceania	22,046	22,907	24 153	36,475	35,586
Other	131	138	138	27	27
Total	460,027	518,784	552,070	790,273	950,257
Foreign direct investment in South Africa
Europe	550,652	762,690	929,414	1,015,324	1,085,479
Africa	32,961	33,942	36,051	43,687	42,670
Asia	81,304	96,041	99,572	98,119	115,919
Americas	103,803	121,603	115,807	129,522	132,882
Oceania	9,470	9,511	9,753	10,780	12,602
Other	165	195	202	469	470
Total	778,355	1,023,982	1,190,799	1,297,901	1,390,022

Source: SARB.

South Africa’s gross external debt increased from US$136.5 billion at the end of December 2013 to US$138.5 billion at the end of March 2014, primarily due to an increase in long-term foreign-currency denominated loans extended to the domestic banking sector over the period. The increase in the country’s external debt obligations caused the ratio of total external debt to gross domestic product to increase from 38.9% at the end of December 2013 to 40.7% at the end of March 2014. Likewise, the ratio of external debt to export proceeds rose from 117.8% to 120.1% over the same period.

The country’s rand-denominated debt, expressed in US dollar, edged marginally higher to US$75,6 billion at the end of March 2014 compared with US$75,3 billion at the end of December 2013, largely due to an increase in foreign bank loans extended to the domestic banking sector under repurchase agreements. This increase was partially countered by a decline in the value of non-residents’ holdings of domestic rand-denominated bonds following an increase in yields which resulted in a decline in the market value of these bonds. Relative to the country’s total external debt, rand-denominated debt advanced from roughly 50% at the end of June 2010 to 55.0% at the end of March 2014.

Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31					As of June 30,
	2009	2010	2011	2012	2013	2014
	Rand (million)(2)
Foreign-currency-denominated debt
Public sector	41,741	43,310	62,014	76,482	94,584	97,061
Monetary sector(3)	78,048	68,118	80,595	117,323	126,772	147,475
Non-monetary private sector	102,450	114,653	133,916	134,045	191,513	202,963
Bearer bonds and notes	113,818	109,044	169,883	185,330	227,710	213,025
Total foreign-currency-denominated debt	336,057	335,125	446,408	513,180	644,579	660,524

Notes: —

(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.
(2)	Valued at middle-market exchange rates as of the end of period.
(3)	Including lending to other sectors.

Source: SARB.

Reserves and Exchange Rates

Since the abolition of the Financial Rand System and the dual exchange rate in 1995, South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents.

The Rand appreciated in the first quarter of 2012, boosted by, among other factors, the IMF’s commitment to increasing its lending capacity to countries in need together with the US$430 billion pledged to the IMF by G-20 countries. The Rand received further impetus from the announcement by Citigroup in April 2012 that South Africa’s government bonds may in future be included in its World Government Bond Index. However, from March 31, 2012 to June 30, 2012 the Rand depreciated, partly on account of renewed concerns about the euro area and global growth prospects alongside declining commodity prices. The currencies of most emerging-market economies continued to be adversely affected by the uncertainty emanating from unresolved economic issues in the eurozone countries, and the unsatisfactory and partial solution to the reduction of the fiscal deficit in the U.S. Over and above these factors, lower international prices of some key export commodities, concerns about the sustainability of the financing of South Africa’s current-account deficit and ongoing tension in the domestic labor market have put further pressure on the domestic currency which, in the first quarter of 2013, declined, on balance, by 5.7% against a basket of trading-partner currencies. The nominal effective exchange rate of the Rand displayed increased levels of volatility in the first quarter of 2013 when the currency declined, on balance, by 6.6% in January 2013, increased by 4.3% in February before declining again by 3.2% in March. The Rand was among the emerging-market currencies that were negatively impacted by the ‘tapering’ remarks of the U.S. Federal Reserve in May 2013. This weighed down the performance of the domestic currency during the second quarter of 2013, together with the decline in the international prices of key South African export commodities, the sizeable fiscal and current-account deficits, weak economic growth, persistent high unemployment levels and ongoing labor union rivalry. The nominal effective exchange rate of the Rand consequently declined by 6.8% from the end of March 2013 to the end of June; this represented the fifth consecutive quarterly decline, with the most significant depreciation recorded in May 2013.

Investor sentiment towards emerging-market economies and in particular South Africa has improved somewhat towards the end of the first quarter of 2014 as some previously pressing issues changed nature and lowered the perceived risks associated with emerging-market assets. A large part of the second quarter of 2014 was marked by a strengthening in the currencies of many emerging-market economies amid apparent more stable global financial markets and indications that the Chinese authorities are committed to boosting economic activity in China. The ongoing efforts to boost the economic recovery in the euro zone in the second quarter of 2014 furthermore buoyed the currencies of many emerging-market economies over the period. In July and August 2014, however, the rand regained some vigor against major currencies supported by a rise in the policy rate, the announcement of the end of the strike in the manufacturing sector and the weaker-than-expected economic data from the US.

The following table sets forth, for the periods indicated, the exchange rate of the Rand per U.S. Dollar.

Rand

(against the U.S. Dollar)

Year	Low	High	Average	Period End
2009	7.2439	10.5948	8.4372	7.3721
2010	6.6224	7.9704	7.3222	6.6224
2011	6.5962	8.5423	7.2531	8.1319
2012	7.4777	8.9432	8.2099	8.4838
2013	8.4478	10.4849	9.6502	10.4675
January 2014	10.5916	11.3573	10.8722	11.1715
February 2014	10.7175	11.1804	10.9848	10.7175
March 2014	10.5953	10.9062	10.7468	10.5953
April 2014	10.3964	10.6541	10.5467	10.5525
May 2014	10.2815	10.5228	10.3979	10.4422
June 2014	10.5625	10.7996	10.6758	10.6135
July 2014	10.5202	10.8215	10.6628	10.7058
August 2014	10.5469	10.7889	10.6662	10.6038
September 2014	10.6722	11.2845	10.9530	11.2416
October 2014	10.8364	11.3295	11.0680	10.8578
November 2014(1)	10.9513	11.3157	11.1108	10.9594

Notes:

(1)	Up to and including November 26, 2014.

Source: South African Reserve Bank.

Change in Reserves

South Africa’s overall balance-of-payments position was in surplus in the amount of R32.7 billion in 2011, following an improvement of R31.3 billion in 2010. In 2012, the country’s net international reserves rose by R9.0 billion and by a further R4.7 billion in 2013. The gross gold and other foreign-exchange reserves, measured in U.S. Dollar, increased from US$48.9 billion at the end of 2011 to US$50.7 billion at the end of 2012, but declined to US$49.6 billion at the end of 2013. The country’s foreign reserves declined further to US$49.1 billion by the end of September 2014. Expressed in Rand terms, gross gold and other foreign exchange reserves increased from R430.9 billion at the end of December 2012 to R520.2 billion at the end of 2013 to R556.8 billion at the end of September 2014, on account of the depreciation of the exchange rate of the Rand. The ratio of imports covered by reserves improved marginally from 19.6 weeks of import cover at the end of December 2012 to 20.7 weeks at the end of December 2013, before decreasing to 19.5 weeks at the end of June 2014.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

	For the year ended December 31,				As of September 30,
	2008	2009	2010	2011	2012	2013	2014
	Rand (million)
SARB gold reserves(1)	32,426	32,753	37,492	51,076	56,982	50,621	55,086
Foreign exchange reserves SDRs(2)	3,213	20,613	18,262	22,284	23,873	29,603	32,250
Other(3)	281,352	239,335	234,872	324,459	350,087	439,965	469,490
Total	284,565	259,948	253 134	346,743	373,960	469,568	501,740
National Government(3)(4)	11	12	11	12	12	12	12
Gross gold and other foreign reserves	317,002	292,713	290,637	397,831	430,954	520,201	556,838

Notes: —

(1)

Until March 5, 2005 gold reserves were valued at 90.0% of the last 10 London fixing prices preceding end of period. From March 6, 2005, gold reserves are valued at market price taken at 14:30 on each valuation date.

(2)	SDRs.
(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.
(4)	Including both the reserve and super reserve tranche position in the IMF.

Source: SARB.

PUBLIC FINANCE

Background

South Africa’s public finances are organized into three spheres: the National Government, provincial governments and local governments, the latter two of which are generally funded from the national budget, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions as well as social security funds, these three levels of government comprise the general government.

The Division of Revenue Act (DORA) provides for the equitable division of revenue raised nationally among the national, provincial and local spheres of government and the responsibilities of all three spheres pursuant to such division; and to provide for matters connected therewith. The objects of DORA are to: (a) provide for the equitable division of revenue raised nationally among the three spheres of government; (b) promote predictability and certainty in respect of all allocations to provinces and municipalities, in order that provinces and municipalities may plan their budgets over a multi-year period and thereby promote better coordination between policy, planning and budgeting; and (c) promote transparency and accountability in the resource allocation process by ensuring that all allocations are reflected in the budgets of provinces and municipalities and by ensuring that the expenditure of conditional allocations is reported on by the receiving provincial departments and municipalities. Government finances are presented in two ways, each highlighting key aspects of the budget. The main budget determines national government’s borrowing requirement. It consists of two elements. The first, appropriations by Parliament through budget votes, are mainly for national departments and include transfers to provinces, local government and public entities. The second, direct charges against the National Revenue Fund, includes the provincial equitable share and debt service costs, as well as the salaries of judges and public representatives. The consolidated budget provides a fuller picture of government’s contribution to the economy. It takes into account of the main budget as well as spending of provinces, social security funds and public entities financed from their own revenue.

Provincial budgets are largely financed by the provincial equitable shares and conditional grants from the main budget. But provinces supplement these funds with their own revenues, such as gambling taxes, hospital fees and sales of goods and services. Also excluded from the consolidation is expenditure by metros and other large municipalities, which is financed from their own revenue, such as property rates and services charges. The consolidated budget includes 187 public entities. These include large entities such as South African National Roads Agency Limited, the Passenger Rail Agency, the South African Revenue Services and agencies that provide bulk water infrastructure. Public entities receive some transfers from the main budget but are also financed from own revenue. State-owned companies that function as standalone operations largely on a commercial basis, such as Eskom and Transnet, are not included in the consolidated accounts. Social security funds include Unemployment Insurance Fund, compensation funds and the Road Accident Fund. They are financed mainly by statutory levies or contributions but receive some transfers from the main budget.

National, provincial and local governments are responsible for delivering public services. Some of these services are the exclusive responsibility of one level of government, while others — known as concurrent functions — are shared. Nationally raised revenue is divided with the aim of providing for appropriate funding at each level of government — for example by taking into account their service delivery responsibilities and other sources of revenue available to them. In the 2013/14 fiscal year, national governments departments are to be allocated 47.6% of available funds after debt costs, and the contingency reserve has been provided for. Provincial government is to be allocated 43.5% of available funds, mainly for education, health and social welfare. Local government is to receive 8.9% of the available funds, primarily for the provision of basic services to low income households. Most municipalities fund the majority of their spending through charges and taxes.

Between the 2009/10 and 2016/17 fiscal years, there was an allocation of R6.1 trillion for the three spheres of government. National government accounted for R2.9 trillion (47.79%), provincial government R2.7 billion (43.56%) and local government R650 billion (8.65%). Equitable share accounted to R313 million (48.60%) of the total local government allocation.

General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government, provincial governments, social security funds, Reconstruction and Development Program (RDP) accounts and extra-budgetary accounts are jointly referred to in this document as the “Consolidated Government Budget.” The Consolidated Government Budget includes transfer payments to local governments but does not constitute a consolidation of local government accounts. Municipalities, universities, polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources. The Consolidated Government Budget presents a broader measure of government finances in South Africa. The public sector borrowing requirement shows the budget balance for the entire public sector, including general government and the non-financial public enterprises.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing their own budgets and for ensuring prudent financial management at the provincial level. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government. The National Treasury introduced generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds.

In terms of Section 230 of the Constitution, provinces are allowed to take out loans for either current expenditure, in the form of a bridging loan that must be repaid within a 12-month period, or capital projects. The Borrowing Powers of Provincial Governments Act of 1996 (Borrowing Powers Act) lists the conditions under which a province may take out loans for capital projects. The Act stipulates that loans must be approved by a loan coordinating committee, which is chaired by the Minister of Finance. Loans may be taken out as direct borrowing from the national government or from private banks and financial institutions. Provinces may not take out loans in foreign currency unless they are specifically authorized to do so by the Minister of Finance. As provinces are accountable in their own right, the National Government does not guarantee loans taken out by provincial governments and will not bail out any province that is unable to repay its loans.

The PFMA regulates the National Government’s financial administration and outlines the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other government officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. Legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003 (MFMA), took effect in July 2004. The legislation seeks to secure sound and sustainable management of the financial affairs of municipalities and other institutions in the local sphere of government, and to establish treasury norms and standards for the local sphere of government.

Municipalities can borrow over the long term to finance capital projects, acquire capital assets or refinance existing debt pursuant to Section 46 of the MFMA. Short-term borrowing (not for more than 12 months) is also possible for operational purposes only. However, the debt needs to be repaid within the financial year in which the debt was incurred pursuant to Section 45 of the MFMA. Furthermore, the Regulatory Framework for Municipal Borrowing (1999) recommends that every municipality should adopt a written debt policy when planning to issue debt. The policy assists in determining borrowing limits that a municipality can cope with. The MFMA further requires that all municipalities seek written comments from the relevant provincial and National Treasury in terms of proposed debt.

As of June 30, 2014, the total balance on borrowing for all municipalities was R52.6 billion. This includes long term loans of R36.6 billion, short term marketable bonds of R4.1 billion and long term marketable bonds of R11.5 billion. The balance of R400 million represent other short and long term financing instruments.

Private sector banks contributed R32.8 billion (62.0%) of the total borrowing, followed by the Development Bank of Southern Africa at R13.4 billion (25.0%), the remaining R6.4 billion (13.0%) is from INCA and other institutions. New borrowing constituted R7.5 billion (14.0%) and the conversion of the existing borrowing amounted to R45.1 billion (86.0%).

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis). Allocations through this “local government equitable share” (LGES) formula are primarily based on how many poor households a municipality provides services to. The formula also makes provision for a contribution towards the administration and governance costs of running a municipality. Allocations also take account of the greater ability of some municipalities to cross-subsidize services to their poor households and less funding is allocated to these (relatively wealthy) municipalities. The new LGES formula which was implemented in the 2013/14 financial year, also taking into account the 2011 census figures, provides a subsidy of R275 for every household with a monthly income less than R2,300, which is about 59% of all households. The previous formula for the local government equitable share targeted 47% of households. Revisions are under way that take into account varying local circumstances: some municipalities have difficulty identifying which households are eligible for free services or do not yet maintain accurate records of service provision. While census data indicates steady progress towards universal access to electricity and clean water, achievement of free basic service standards still has some way to go.

The budgets of the provincial governments are financed through such nationally collected revenue, together with other allocations or grants from the National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, the Intergovernmental Fiscal Relations Act of 1997 established the Budget Council and the Budget Forum to consider intergovernmental budget issues.

Progress continues to be made in extending access to electricity, water, sanitation and refuse removal services. The Government’s aim is to ensure that all citizens receive at least a basic level of amenities. Drawing on international benchmarks, minimum standards of 50kWh of free electricity and 6,000 liters of water per month per household have been adopted. However, the level of free services provided to poor households varies, depending on local circumstances and municipal capacity. The national budget contributes to the financing of household amenities through the local government equitable share, which is mainly allocated for provision of free basic services. There has been a significant growth in allocations to the local government equitable share over the past four years, from R20 billion in 2009/10 to an estimated R50.2 billion in 2014/15.

The new local government equitable share formula which was implemented in the 2013/14 financial year, also taking into account the 2011 census figures, provides a subsidy of R293 in 2014/15 for every household with a monthly income less than R2,300, which is about 59% of all households. The previous formula for the local government equitable share targeted 47% of households. This threshold is not an official poverty line or a required level to be used by municipalities in their own indigence policies. If municipalities choose to provide fewer households with free basic services than they are funded for through the local government equitable share, then their budget documents should clearly state the reasons for that and whether they consulted with the community on that policy. While census data indicates steady progress towards universal access to electricity and clean water, achievement of free basic service standards still has some way to go.

The 2011 Census shows that there has been considerable population growth and internal migration over the past decade. This new data assists in improving the targeting of municipal funding. To account for the growth in households each year, the number of households per municipality is updated annually based on the growth in households reflected in each province in the General Household Survey conducted by Statistics South Africa. The new equitable share formula reflects these changes and makes allocations for free basic services more transparent. Municipalities need to prioritize funding for the provision and maintenance of these services. The funding and provision of infrastructure are also important requirements for continued improvement in basic service delivery. It is not possible to give households free access to services if the supporting infrastructure – such as water distribution systems – is not in place.

Unemployment Insurance Fund (UIF)

In 2001, the Minister of Labor tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001 to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and recorded an operating cash surplus of R10.6 billion in fiscal year 2013. The March 2013 actuarial evaluation indicated that the UIF is in a sound position to meet its cash-flow requirements over the next ten years for a wide range of possible scenarios. The UIF had capital and reserves amounting to R78.5 billion as of March 31, 2013. It is estimated that the UIF’s financial performance surplus prior to reserving over the next three fiscal years will be R6.4 billion in fiscal year 2014, R5.6 billion in fiscal year 2015 and R4.5billion in fiscal year 2016.

The projected decrease in the operational surplus is mainly attributable to the implementation of the Unemployment Insurance Amendment Bill, 2013. The Bill is presently going through the South African Parliamentary process and is envisaged to be law by 2014. The key changes introduced by this Bill includes the extension of the period of payment of benefits to the contributor from 8 – 12 months with a flat rate payment after eight months; and allows beneficiaries to claim if they have credits regardless of when last they claimed; extends the period during which dependents may apply for benefits on behalf of a deceased contributor from 6 – 18 months; extends the period in which a contributor can lodge a claim from 6 – 12 months and the date of unemployment is deemed to be the date when the claimant applies for benefits.

The UIF is committed to bringing services closer to its client base in all Provinces and provides services at 125 Department of Labor centers with processing functions and 823 visiting points. The number of decentralized processing sites increased from 57 in fiscal year 2008 to 91 in fiscal year 2013. The new virtual office project system introduced smart forms, which are expected to eventually lead to speedy processing and a reduction in paper usage. Employers will be accredited to participate in the online service in order to leverage the full value of this system. Another priority for the medium term is the recruitment and re-allocation of appropriate resources to manage the new business environment. The UIF added 205,185 new employees to its database, raising the total to 8,330,760 registered employees as at fiscal year 2013. A total of 1,465,218 employers are registered with the UIF and they are categorized mainly as commercial, domestic and taxi employers, with the majority in the commercial sector.

In response to the global economic crisis, the UIF (which formed part of the National Government’s Framework for South Africa’s Response to the International Economic Crisis) continues to play a pivotal role in schemes designed to inject funding into job creation and retention. The UIF issued R3,561 billion in placement bonds with the Industrial Development Corporation (IDC) as at the end of fiscal year 2013. The UIF/IDC bond is expected to save and create a combined total of 41,395 UIF paying jobs, in addition to the R1.2 billion committed by the UIF towards the Training Layoff Scheme which is designed to provide support to companies that are in distress due to the economic downturn with training and skills development as important elements of this response. The UIF also earmarked R400 million for the Training of Unemployed UIF beneficiaries to improve their chances of being reintegrated back into the labor market. During the 2012/13 financial year, three training initiatives were rolled out:

•

Training of 1000 UIF beneficiaries and unemployed youth on various ICT related training programs in a collaboration with the Media, Information and Communication Technologies – Sector Education and Training Authority (MICT SETA);

•	Training of 1000 UIF beneficiaries and unemployed youth on mining related artisan programs in a collaboration with the Mining Qualification Authority; and

•	Training 1500 beneficiaries and unemployed youth in various artisan trades in collaboration with the Manufacturing, Engineering and Related Services SETA (MerSETA).

Compensation Fund (CF)

The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.

While the CF remains financially sound with an accumulated surplus of R23.3 billion as of March 31, 2013, it has experienced administrative inefficiencies and challenges which are being addressed through a turnaround strategy, including the stabilization of the new SAP system for the processing and payment of compensation claims and the upgrading of the Call Centre in order to improve access. The CF registered 196,509 claims and paid benefits to the value of R1.4billion in fiscal year 2013. The CF recorded a 3.5% increase in the number of registered employers at the end of fiscal year 2013 with a concomitant increase in revenue. The increase in revenue is attributed to the implementation of the e-Return On Earnings system, a system to help determine employer assessment and premiums based on the number of accidents and claims made so that those with less exposure to diseases and injuries pay less premiums. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of restructuring the Fund and upgrading its information technology infrastructure. To ensure equity of access to services and to improve the claims turnaround time, the CF has piloted the decentralization of its services to all nine provinces in fiscal year 2012 and has commenced with decentralization of services in 2013. The Compensation Board reviewed existing benefits in fiscal year 2013 increasing the salary ceiling from R292,032 to R312,480 per annum; pension of employees and widow/ers was set at a minimum of R1000 per month; as well as increases to the monthly compensation pension by 6% in addition to 100% purchasing power of the low pension earners.

Road Accident Fund (RAF)

Understanding that there is a need to reform the unlimited liability system of compensation for road accident victims and supported by the reports of the RAF Commission in 2002, the Government set out on a reform path. In 2005, Parliament passed the RAF Amendment Act, which provided for a limited liability scheme to ensure the viability of the Fund. Five years after the promulgation of the RAF Amendment Act, the estimated reduced liability is R12.9 billion. The cabinet approved the strategy for the reform of the RAF in June 2006.

On February 8, 2013, the Department of Transport published the Road Accident Benefit Scheme Bill, which creates a no-fault road accident system that aims to establish a fairer and more cost-effective system of statutory protection for road users, for public comment.

The provision for outstanding claims increased to R60.3 billion in the 2012/13 fiscal year, excluding provisions for accidents incurred but not reported. The 2013 valuation included changes to the methodology for grouping personal calms and provision for changes relating to the Amendment Act. The liability is expected to decrease of the medium term due to claim being finalized and claims handling capacity being increased.

South African Social Security Agency (SASSA)

The South African Social Security Agency derives its mandate from the South African Social Security Agency Act (2004). It became functional in 2006, taking over the mandate of administration and payments of grants from the provincial departments. The core business of the agency is to administer and pay social grants to beneficiaries. Social assistance means assistance or a financial award in the form of grants provided by the National Government to residents who are unable to sustain themselves. The agency is also required to develop and implement policies, programs, standard operating procedures and systems for an efficient and effective social assistance benefits administration system.

Expenditure on social assistance increased from R44.9 billion at the end of the 2005/06 fiscal year to about R103.9 billion as at March 31, 2013, constituting 3.2% of GDP.

The Budget Process

The National Government’s fiscal year ends on March 31 of each year. The Minister of Finance and National Treasury prepare the Budget with the assistance of the Minister of Finance’s Committee on the Budget and approval of Cabinet. The National Treasury is responsible for the fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.

The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote only on the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, import and export levels and investment.

In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Appropriations of the National Assembly and the Select Committee on Appropriations of the National Council of Provinces before being debated and finally passed by both houses of Parliament towards the end of the Parliamentary session.

In April 2009, Parliament assented to the Money Bills Amendment Procedure and Related Matters Act of 2009 (the Money Bills Act). The Money Bills Act reconciles Parliament’s legislative and oversight mandate provided for in the Constitution and provides for, amongst others, a procedure to amend money bills before Parliament. In general, the new Money Bills Act is viewed as a legislative milestone that will afford Parliament powers to adjust the National Budget. In exercising its powers

Parliament must ensure that: (a) there is an appropriate balance between revenue, expenditure and borrowing; (b) levels of debt and debt interest cost are reasonable; (c) the cost of recurrent spending is not deferred to future generations; and (d) there is adequate provision for spending on infrastructure development, overall capital spending and maintenance. In addition, Parliament must consider the short, medium and long-term implications of the fiscal framework, division of revenue and the long-term growth potential of the economy and the development of the country and must take into account cyclical factors that may impact on the prevailing fiscal position, public revenue and expenditure.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since 1999. The MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

The Minister of Finance is required to indicate each year how the expected deficit between consolidated government expenditure and revenue is to be financed or how any surplus is to be applied. The annual Consolidated Government Budget deficit financing requirement is principally met through the issue of long-term fixed and non-fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest. The National Government also borrows from time to time in foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

During the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose director-generals are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called economic classification items (for example, employee compensation and payments for capital assets) serve to indicate in more detail the commitment of funds to defined purposes.

The Treasury Committee, comprising the President, Deputy President, the Minister of Finance, the Deputy Minister of Finance and other Cabinet members who have been assigned the task of assisting the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year, seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseeable and unavoidable, or to fall within another legally prescribed category to qualify for inclusion in the Adjustments Budget. A contingency reserve is set aside each year of the MTEF to deal with such requests. Such amendments to some elements of the current year’s budget and the Consolidated Budget (in departmental allocations) are made by Parliament in an Adjustments Budget towards the middle of the fiscal year.

Also around the end of October of each year, the Minister of Finance presents the MTBPS. This policy statement outlines the priority policy proposals and the new MTEF that will underpin the next year’s budget.

MTBPS

In the 2014 MTBPS, the National Treasury projects the consolidated budget revenue for fiscal year 2014 to amount to R1,093.9 billion, which is R5.4 billion lower than the Budget 2014 estimate. Taking into account projected underspending, declared unspent money and the adjusted state debt cost estimate, the revised estimate of total consolidated expenditure in fiscal year 2014 is R1,136.3 billion. In February 2014, an expenditure of R1,142.6 billion was budgeted for fiscal year 2014. The budget balance of the consolidated Government for fiscal year 2014 has been revised to a deficit of 4.1% of GDP. As the economy recovers over the next three years, the budget balance projection declines to -2.5% of GDP in fiscal year 2017.

The audited tax revenue outcome of R900.0 billion for fiscal year 2013 was R2.0 billion higher than the original budget estimate in February 2013 and R1.0 billion higher than the revised 2014 Budget Review estimate. Some drivers of revenue growth were temporary, such as higher customs duties associated with the depreciating rand exchange rate.

The 2014 MTBPS signals a shift in fiscal policy. Given the weaker economic outlook and downward revisions to the in-year estimates, tax revenue collections for fiscal years 2015 and 2016 were revised downwards compared to the 2014 Budget estimates. Projected revenues for corporate income tax, customs duties, value-added tax (VAT) and the fuel levy have underperformed for the first half of the current fiscal year and have consequently been revised downwards. The revisions in customs duties will result in lower payments to South Africa’s partners in the SACU over the MTEF. Lower tax revenues have been partially offset by higher-than-

anticipated returns on financial transactions, reflecting premiums on inflation-linked bonds. Above-inflation wage settlements have supported strong personal income tax collection. The recommendations of the Davis Tax Committee will inform policy and administrative proposals for a structural increase in revenue over the medium term. These proposals will be tabled with the 2015 Budget in February.

The 2014 MTBPS sets out the macroeconomic, fiscal and public-expenditure priorities for the medium term. The 2014 MTBPS illustrates a budget framework that seeks to sustain investment, stabilize public debt and maintain funding towards the social priorities of the National Development Plan as expressed in the medium-term strategic framework (MTSF). The expenditure ceiling announced in Budget 2014 has been revised downwards by R25 billion; spending over the medium term will see moderate real growth.

Value for money in spending therefore has increasing importance. Consolidated government expenditure of R1.344 billion is proposed for fiscal year 2015, 7.2% more than the revised expenditure estimate for fiscal year 2014. The National Government plans to place significant resources for fiscal year 2017/2018 into an unallocated reserve to serve as a buffer against economic and fiscal shocks. Public spending is anticipated to support the reconfiguration of cities as a means of promoting growth and transformation, industrial policy reforms to boost exports and education, skills training and employment creation. The National Government is projected to close the current deficit in 2015/16, meaning that it ultimately expects to be able to finance part of its capital budget from savings, rather than borrowings. The public-sector borrowing requirement for 2014/15 is eased by projected underspending of R6.2 billion.

There is a resource allocation of R1,026 billion across the three spheres of government in fiscal year 2014. This increases to R1.2 trillion by fiscal year 2017. The local share of nationally raised revenue grows from 8.9% in fiscal year 2014 to 9.0% by fiscal year 2017, while the provincial share also remains relatively constant over the same period, rising marginally from 42.9% in fiscal year 2014 to 43.1% in 2017/18. The proposed allocations aim to:

•	increase efficiency in core areas of responsibility: basic education, health, roads and social development; and

•	facilitate improvements in the performance of local government infrastructure grants.

Debt-service costs have fallen from nearly 5.6% of GDP in fiscal 1998 to 3.1% of GDP in fiscal year 2014. Declining deficits and fiscal surpluses prior to the recession resulted in a particularly pronounced drop in debt-service costs. This created significant fiscal space, enabling the government to preserve the real value of previous allocations and make available additional resources to improve the availability and delivery of public services without having to increase taxes. The National Government’s decision to sustain spending in key areas, following the recession of fiscal year 2010, meant additional borrowing was required to cover the slowdown in revenue collections. Over the 2015 MTEF debt-service costs will average 3.1% of GDP and is the fastest growing area of expenditure. The paying down of debt-service costs will create fiscal space if the economic environment should deteriorate further.

2015 MTEF

The MTBPS has announced the 2015 MTEF, which sets out the consolidated expenditure framework for fiscal year 2014/15 through to fiscal year 2017/18. The framework consists of revised baseline estimates reflecting the government’s current spending priorities, including education, social protection, transport and health services (which take up the largest of planned expenditure). Strong growth over the future spending period can be seen in employment and social security, economic infrastructure and local government, housing and community amenities.

2014-2015 National Budget and Consolidated Government Budgets

2014-2015 National Budget

In February 2014, the South African Minister of Finance submitted the 2014-2015 National Budget to Parliament. The 2014-2015 National Budget and the three-year MTEF estimates continued the Government’s countercyclical fiscal stance and gave effect to budgetary priorities such as continued spending on social services, developing infrastructure, creating jobs, developing human resources, ensuring the safety and security of the state and citizenry, broadening access to economic opportunities and ensuring support for local development.

The 2014-2015 National Budget allocated 52.5% of nationally raised resources to provinces and local government. Challenges exist in the intergovernmental fiscal system such as concurrent functions and issues of compliance, and addressing these challenges was identified as a priority of the 2014-2015 National Budget.

The National Government estimates that total national revenues for fiscal year 2014 will amount to R962.8 billion. National budget expenditures for fiscal year 2013 were estimated at R1,142.6 billion. Consequently, a main budget deficit of R179.8 billion, or 4.7% of GDP, was forecast. The inclusion of extraordinary receipts and payments into the new reporting format means that there is no longer a distinction between the main budget deficit and the borrowing requirement.

2014-2015 Consolidated Government Budget

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, the Consolidated Government Budget presents a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance — Background.”

The 2014-2015 consolidated government expenditure was budgeted at R1,252.3 billion for fiscal year 2014. The deficit on the Consolidated Government Budget is lower than that in the main National Budget due to surpluses in the provinces and the social security funds, primarily the Unemployment Insurance Fund and Compensation Funds.

The estimated 2014-2015 Consolidated Government Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment in improving the social well-being of South Africans.

Education remained the largest category of expenditure, followed by welfare and social security services. Health care expenditure remained significant.

The following table sets forth the Consolidated Government Expenditure as set out in the MTBPS for the periods indicated.

Consolidated government expenditure, 2011 – 2013

Fiscal year R billion	2011 outcome	% of total	2012 outcome	% of total	2013 outcome	% of total
Current payments	581.4	61.0%	636.1	60.9%	692.9	60.4%
Compensation of employees	345.9	36.3%	374.8	35.9%	407.6	35.5%
Goods and services	153.8	16.1%	167.9	16.1%	177.8	15.5%
Interest and rent on land	81.7	8.6%	93.4	8.9%	107.5	9.4%
of which: Debt-service costs	76.5	8.0%	88.1	8.4%	101.2	8.8%
Transfers and subsidies	306.2	32.1%	336.8	32.2%	370.3	32.3%
Provinces and municipalities	74.6	7.8%	83.7	8.0%	91.1	7.9%
Departmental agencies and accounts	20.1	2.1%	21.5	2.1%	20.7	1.8%
Higher education institutions	19.7	2.1%	22.1	2.1%	23.8	2.1%
Foreign governments and international organizations	1.5	0.2%	1.9	0.2%	2.7	0.2%
Public corporations and private enterprises	20.6	2.2%	23.8	2.3%	27.3	2.4%
Non-profit institutions	22.4	2.4%	23.6	2.3%	27.0	2.3%
Households	147.2	15.4%	160.2	15.3%	177.7	15.5%
Payments for capital assets	62.5	6.6%	67.3	6.4%	80.3	7.0%
Buildings and other capital assets	49.6	5.2%	53.9	5.2%	63.8	5.6%
Machinery and equipment	12.9	1.4%	13.3	1.3%	16.5	1.4%
Payments for financial assets	3.0	0.3%	4.9	0.5%	3.8	0.3%

Total	953.1	100.0%	1 045.1	100.0%	1 147.4	100.0%
Unallocated reserves	—		—		—

Consolidated expenditure	953.1	100.0%	1 045.1	100.0%	1 147.4	100.0%

Note: —

(1)

These figures were estimated by the National Treasury and may differ from data published by Stats SA and the SARB. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been adjusted accordingly.

Source: South African National Treasury

The following table sets forth the Consolidated Government Expenditure as set out in the MTBPS for the periods indicated. Please note that, while the line items may differ from the 2011-2013 Consolidated Government Budget table, the categories remain the same and can be compared.

Consolidated Government Expenditure for Fiscal year 2011 – 2017

	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	Average
R billion	Outcome			Revised	Medium-term estimates			annual growth 2014/15 – 2017/18
Basic education	153.4	163.5	176.8	188.0	201.5	212.8	226.1	6.3%
Health	113.6	125.9	134.2	145.5	154.6	163.8	175.1	6.4%
Defense, public order and safety	130.0	141.7	153.9	163.9	171.6	181.7	193.1	5.6%
Defense and state security	37.9	41.5	45.0	47.9	50.0	52.9	56.0	5.4%
Police services	62.4	67.9	74.2	78.5	82.4	87.0	93.0	5.8%
Law courts and prisons	29.8	32.3	34.7	37.6	39.1	41.7	44.1	5.5%
Post-school education and training	40.6	46.1	51.2	53.3	59.5	64.7	68.1	8.5%
Economic affairs	135.9	152.1	176.4	195.0	202.4	217.7	227.2	5.2%
Industrial development, trade and innovation	47.5	51.3	59.5	63.3	67.8	72.4	74.1	5.4%
Employment, labor affairs and social security funds	33.6	39.0	48.4	57.6	64.1	68.9	72.8	8.1%
Economic infrastructure and network regulation	54.8	61.8	68.5	74.1	70.5	76.4	80.2	2.7%
Local development and social infrastructure	135.0	147.7	159.1	176.4	199.6	208.8	221.5	7.9%
Housing development and social infrastructure	120.1	131.7	141.4	156.9	179.6	187.0	198.3	8.1%
Rural development and land reform	8.7	9.2	10.1	10.4	10.7	11.6	12.3	5.7%
Arts, sport, recreation and culture	6.2	6.8	7.6	9.1	9.3	10.2	10.9	6.2%
General public services	54.2	57.4	63.4	67.1	68.3	67.8	71.4	2.1%
Executive and legislative organs	8.3	9.2	10.4	10.8	11.0	11.4	12.2	4.1%
General public administration and fiscal affairs	34.2	36.4	38.2	41.0	42.9	40.9	43.5	2.0%
Home affairs	6.0	5.3	7.2	7.4	6.8	7.4	7.2	-0.5%
External affairs and foreign aid	5.7	6.5	7.5	7.9	7.7	8.1	8.5	2.4%
Social protection	113.9	122.7	131.2	143.4	154.9	165.4	176.3	7.1%

Allocated by function	876.7	957.0	1 046.2	1 132.6	1 212.4	1 282.6	1 358.7	6.3%
Debt-service costs	76.5	88.1	101.2	114.5	126.5	139.4	149.7	9.3%
Unallocated reserves	—	—	—	—	5.0	15.0	45.0

Consolidated expenditure(1)	953.1	1 045.1	1 147.4	1 247.1	1 344.0	1 437.1	1 553.4	7.6%

	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	Average
R billion	Outcome			Revised	Medium-term estimates			annual growth 2014/15 – 2017/18
Current payments	581.4	636.1	692.9	750.9	797.7	847.4	902.3	6.3%
Compensation of employees	345.9	374.8	407.6	440.7	470.6	501.8	533.5	6.6%
Goods and services	153.8	167.9	177.8	189.5	193.8	200.2	213.0	4.0%
Interest and rent on land	81.7	93.4	107.5	120.8	133.3	145.3	155.9	8.9%
of which: Debt-service costs	76.5	88.1	101.2	114.5	126.5	139.4	149.7	9.3%
Transfers and subsidies	306.2	336.8	370.3	402.0	440.2	470.8	495.1	7.2%
Provinces and municipalities	74.6	83.7	91.1	96.2	107.3	113.2	119.4	7.5%
Departmental agencies and accounts	20.1	21.5	20.7	25.3	27.7	29.0	29.1	4.9%
Higher education institutions	19.7	22.1	23.8	25.3	27.1	29.2	30.6	6.5%
Foreign governments and international organizations	1.5	1.9	2.7	2.2	2.3	2.4	2.4	3.2%
Public corporations and private enterprises	20.6	23.8	27.3	27.9	30.9	33.1	32.9	5.6%
Non-profit institutions	22.4	23.6	27.0	28.9	29.4	31.4	33.1	4.7%
Households	147.2	160.2	177.7	196.2	215.4	232.7	247.4	8.0%
Payments for capital assets	62.5	67.3	80.3	90.2	97.7	103.6	110.6	7.0%
Buildings and other capital assets	49.6	53.9	63.8	73.1	80.0	84.9	89.5	7.0%
Machinery and equipment	12.9	13.3	16.5	17.2	17.8	18.6	21.1	7.1%
Payments for financial assets	3.0	4.9	3.8	4.0	3.4	0.3	0.3

Total	953.1	1 045.1	1 147.4	1 247.1	1 339.0	1 422.1	1 508.4	6.5%
Unallocated reserves	—	—	—	—	5.0	15.0	45.0

Consolidated expenditure	953.1	1 045.1	1 147.4	1 247.1	1 344.0	1 437.1	1 553.4	7.6%

1.	Consisting of national, provincial, social security funds and selected public entities.

Source: South African National Treasury

During the past decade, growth in consolidated National Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In fiscal 1993 and fiscal 1994, public-sector borrowing amounted to approximately 10.0% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the SARB on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by universities and polytechnics (including those in the former South African TBVC states, Transkei, Bophutatswana, Venda and Ciskei) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30.0% of GDP in fiscal 1983 to 40.9% of GDP in fiscal 1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the SARB. Consolidated government expenditure was 30.8% of GDP in fiscal year 2008 and the public-sector borrowing requirement was in deficit at R93.4 billion, or 4.0% of GDP.

Taxation

Taxation in South Africa is administered by SARS, an autonomous body managed by a board of directors and established by legislation to collect revenue and ensure compliance with tax law. SARS’ vision is to be an innovative revenue and customs agency that enhances economic growth and social development and supports South Africa’s integration into the global economy in a way that benefits all South African citizens. Amongst others, SARS collects personal income tax, company tax, value-added tax, customs duties on imports, excise duties on prescribed goods, fuel levies and various other taxes.

While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps towards achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base. It is the National Government’s policy to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

Tax Revenue

Audited results show that tax revenue for fiscal year 2011/12 of R742.7 billion 10.2% higher than the amount collected in fiscal year 2010/11. The revised tax revenue estimate for fiscal year 2012/13 of R810.2 billion is 9.1% higher than collected in fiscal year 2011/12, but R16.3 billion lower than the budget estimate for 2012. Personal income tax (R250.4 billion), value added tax (R191 billion) and corporate income tax (R173.7 billion) made the biggest contribution to total tax revenue for fiscal year 2011/12.

Continued global uncertainty and the fiscal crisis in Europe have dampened growth in South Africa resulting in lower than budgeted tax revenue.

Personal Income Tax

South Africa has a progressive personal income tax system whereby income categories in different brackets are taxed at different rates. As of 2013 for individuals earning between 0 and R165,600, a tax rate of 18% is levied. This is the lowest tax bracket, with four other brackets being applied to higher income earners. The top bracket has a tax rate of 40%, and it applies to individuals earning more than R638,600. The tax system also provides primary rebates for all taxpayers, as well as secondary rebates for people aged 65 years and older, and a tertiary rebate for people 75 years or older. In practice it means that people earning less than R67,111 will not pay any tax, while those aged 65 years and older will not pay tax if they earn less than R104,611. For those older than 75 years, the tax threshold is R117,111.

The National Government has over the past ten years adjusted income tax brackets to take account of the effects of inflation on income tax paid by individuals. In fiscal year 2012/13, budget proposals resulted in net tax relief of R4.1 billion. Personal income tax bracket adjustments amounted to R8.9 billion in revenue loss. Most of the relief was provided to the lower-income brackets.

Tax deductions on personal income tax include deductions for pension contributions, while tax credits are provided for individuals belonging to medical aids. In addition interest income of up to R22,800 is tax exempt for individuals younger than 65 years, and R33,000 for those 65 years and older.

Company Tax

Over the past few years, South Africa has reduced the headline corporate income tax rate from 40.0% to 35.0% in fiscal year 1995/96, 30.0% in fiscal year 2000/01, 29.0% in fiscal year 2006/07 and 28% in fiscal year 2009/10. Currently, the rate is still 28.0%, and the secondary tax on companies (STC) has been replaced by a 15.0% tax on dividends, taxable in the hands of investors and not at company level anymore.

Small business corporations (SBCs) with an annual turnover less than R20 million have certain special tax provisions. They are taxed on a graduated scale with the first R67,000 being tax free. There are also 7.0% and 21.0% brackets, with only earnings in excess of R550,000 taxed at 28.0%. In addition SBC’s may benefit from accelerated depreciation of assets. There is also a turnover tax option for businesses with an annual turnover of less than R1 million, in an attempt to minimize their compliance burden, while investors are encouraged to fund small businesses through a Venture Capital Company regime. Investments in VCC’s are tax deductible, provided that the investments meet the necessary requirements.

South African tax legislation contains certain corporate reorganization rollover rules. These rules are intended to facilitate the tax free transfer of assets in specified circumstances. Taxpayers may not generally deduct interest incurred in respect of loan funding used to acquire shares because shares generally only produce exempt income. However, taxpayers can indirectly obtain a deduction for interest when acquiring shares of a target company when the acquisition is associated with certain rollover reorganization. The rollover rules were never intended to enable interest deductions when those deductions would not otherwise be available. A measure to control interest deductions in respect of debt used to procure, enable, facilitate or fund certain reorganization transactions has been introduced. to prevent the misuse of acquisition debt, interest deductions associated with this debt are currently subject to discretionary limits as determined by SARS. These limits are designed to target potential base erosion caused by excessive debt. From April 1, 2014 the aggregate deductions for interest paid or incurred in respect of acquisition debt will become subject to an annual limitation pursuant to a defined formula.

The new concept of “headquarter company” was introduced with effect from January 1, 2011. Headquarter companies enjoy certain tax and exchange control relief and the concept is aimed at positioning South Africa as a holding company gateway for foreign multinationals into Africa.

As of January 1, 2011, in order to qualify as a headquarter company, certain requirements must be met, inter alia:

•	a headquarter company must be a South African resident company;

•

each shareholder of the company (whether alone or together with any other company forming part of the same group of companies as the shareholder) holds 10% or more of the equity shares and voting rights in that company;

•

at least 80% or more of the cost of the total assets of the company is attributable to any interest in equity shares in, any amount loaned or advanced to, or any intellectual property as defined that is licensed by the headquarter company to, any foreign company in which the headquarter company held at least 10.0% of the equity shares and voting rights;

•

where the gross income of the headquarter company exceeds R5 million, at least 50.0% or more of its gross income consists of rental, dividends, interest, royalty or service fees paid by a foreign company, and/or proceeds from the disposal of equity shares in a foreign company or of any intellectual property which had been licensed by the headquarter company to the foreign company.

As of January 1, 2010, the distributions from collective investment schemes (CIS), follow the flow-through principle, meaning that the income (e.g. interest, dividends, etc.) received by the CIS in securities will retain its nature when distributed to the CIS unit holders. A withholding tax on interest was introduced which took effect on January 1, 2013. As a result all interest paid to non-residents is taxed at a final withholding tax rate of 10.0% and is payable within 14 days after the end of the month during which the interest is paid. However, this 10.0% withholding charge is subject to some exemptions.

The exemption of interest owed by domestic banks does not include back-to-back loan agreements designed to circumvent the 10% withholding tax e.g., if the bank acts as an intermediary to facilitate the unlisted borrowing of funds by a domestic company from a foreign lender. In addition to the exemption for mobile portfolio debt capital, cross-border interest withholding contains three additional exemptions which apply to: (i) trade finance, (ii) certain foreign payors and foreign payees, and (iii) certain forms of debt owed by a headquarter company. South African double tax agreements with low tax jurisdictions that provide for a zero withholding rate will be renegotiated.

International transactions are currently subject to rules dealing with transfer pricing and controlled foreign companies.

As of January 1, 2011, a controlled foreign company includes a foreign company where more than 50.0% of the total participation rights in that foreign company is not only directly held, but also indirectly held by one or more persons that are South African residents other than persons that are headquarter companies. If one or more South African residents hold more than 50.0% of the participation rights in an offshore cell, the cell will be deemed to be a controlled foreign company without regard to ownership in the other cells. As of April 1, 2012, the ownership threshold in respect of the dividend and capital gain participation exemptions in relation to foreign shares was reduced from 20.0% down to 1.0%. This lower threshold is consistent with global economic concept of direct foreign investment and that of the South African exchange control requirements. It is important to note that the foreign dividend participation exemption provision contains so-called anti-cycle scheme rules within the participation exemption so as to prevent the offshore cycling of funds. The participation exemption does not apply if the foreign dividends at issue arose directly or indirectly from a South African deductible payment that is not subject to South African normal tax in the hands of the offshore recipients.

With effect from January 1, 2012, the domestic corporate restructuring rollover rules were extended to fully include the restructuring of offshore companies that remain under the control of the same South African group companies. The asset-for-share, amalgamation, unbundling and liquidation rules will be revised to cover offshore restructurings.

A new uniform system of source rules was introduced on January 1, 2012. The new uniform system combines the common law, pre-existing rules and tax treaty principles. These source rules will loosely reflect implicit tax treaty principles, with a few added built-in protections, so that the South African system is globally aligned. The new source rules eliminate the concept of deemed source. South African sources of income are now fully defined and items of income falling outside these definitions will be treated as foreign source income, unless a particular category of income is not expressly defined, in which case the common rules will continue to apply.

South Africa has also introduced a new limited foreign tax credit that was effective as of January 1, 2012. This foreign tax credit is limited solely to foreign withholding taxes imposed in respect of services rendered in South Africa. These tax credits are limited solely to South African taxes otherwise imposed on the same service income after taking applicable deductions into account.

South Africa has introduced specific provisions in the various tax acts (Income tax Act, Value Added Tax and Securities Transfer Tax) to cater for Islamic finance. The changes focus on certain commonly used Shari’a compliant arrangements within South Africa, particularly Mudaraba, Murabaha and Diminishing Musharaka. Also proposed in 2011 was the introduction of a government Sukuk (an Islamic bond) that will be issued domestically. The changes seek to place the above mentioned products on an equal footing with conventional finance products. These changes will be effective from a date to be announced by the Minister of Finance by notice in the Gazette.

Effective April 1, 2012, transfer pricing rules were modernized to be in line with the OECD guidelines. The amendment will shift the focus from goods and services to a broader category of “cross-border transactions, operations, schemes, agreements or understandings” that have been effected between, or undertaken for the benefit of connected persons. SARS will publish new guidelines dealing with transfer pricing in the form of an Interpretation Note. The new transfer pricing rules are closely aligned with the wording of the OECD and UN Model Tax Conventions and are in line with tax treaties and other international tax principles.

In relation to the thin-capitalization provisions, the new amendments effectively take away the Commissioner’s discretion to determine whether or not financial assistance provided to a South African resident by a non-resident who is connected to the resident, is excessive in relation to the fixed capital of the recipient of the financial assistance. The taxpayer will now be obliged to ensure that all its transactions are done on an arm’s length basis. Further, the thin capitalization rules have now been merged directly into the transfer pricing rules. The transfer pricing rules will henceforth be used to deny deductions for interest that would not have existed had a South African entity not been thinly capitalized with excessive debt.

Investors in equity funds constituted as partnerships or trusts will be granted tax relief and will be regarded as having a permanent establishment in South Africa merely by virtue of their investment. This tax relief places limited partners of trust beneficiaries in the same position had these investors invested directly in the underlying assets of the partnership or trust. The investors will not be exposed to South African tax merely because of the portfolio management activities carried on in South Africa. However, management fees of the South African manager, general partner or trustee will remain taxable in South Africa. To qualify for this relief the investor must satisfy the following requirements: (i) the partner or trust beneficiary must have limited liability like a shareholder of a company; (ii) the partner or trust beneficiary must not participate in the effective management of the business of the partnership or trust; (iii) the partner or the trust beneficiary must not have the authority to act on behalf of the partnership or trust or on behalf of the members of the partnership or trust and (iv) the partner or trust beneficiary must not render any services to or on behalf of the partnership or trust.

A new definition of a “foreign partnership” was introduced into the Income Tax Act for tax years commencing after October 1, 2010. The purpose of the new definition is to ensure that entities like limited liability partnerships or limited liability companies and similar hybrid entities are not treated as companies when they are in fact partnerships. The new definition therefore synchronizes the South African tax treatment of these entities with foreign tax practice. To qualify as a foreign partnership, an entity must be a partnership, association or body of persons established or formed under foreign law.

In an effort to encourage conservation of South Africa’s rich biodiversity, the Income Tax Act contains tax incentives (introduced in the 2008–2009 Budget) for private landowners that have entered into bilateral agreements to conserve and maintain a particular area of land on behalf of the National Government under the terms of the National Environmental Management: the Biodiversity Act of 2004 and: National Environmental Management: the Protected Areas Act of 2003. Landowners are eligible for income tax deductions for environmental maintenance and rehabilitation expenses as well as the loss of the right to use land associated with biodiversity conservation and management under the terms of these agreements. Furthermore, the mineral and petroleum royalty regime came into effect in two phases: Section 1 of the Royalty Act came into effect on November 1, 2009, and the rest of the Royalty Act came into effect on March 1, 2010. Variable royalty rates will apply according to two separate formulae for refined and unrefined minerals. The tax base is gross sales less certain expenses.

Previously, two sets of transaction taxes applied to trading in investment securities: (1) stamp duty, in the case of unlisted shares and (2) un-certificated securities tax, in the case of exchange-traded securities. To simplify administration and to eliminate anomalies created by this dual treatment, with effect from July 1, 2008, all secondary trading in shares (listed or otherwise) are, under the terms of the Securities Transfer Tax Act (replacing the Stamp Duties Act and Un-certificated Securities Tax Act), were subject to a single securities transfer tax, at a rate of 0.25%. Amendments to simplify exemptions and clarify the impact on derivative products and partial disposals were also introduced.

Depreciation allowances, including the accelerated depreciation relief for urban development zones, are available to taxpayers that invest in (by erecting or refurbishing) any commercial or residential building within specified urban development zones. The allowance is deductible in the year the erected building or the refurbished part of the building is brought into use by the taxpayer for purposes of trade, and this depreciation relief will benefit owners, users or lessors of such buildings.

The amount of the allowance is dependent on whether the taxpayer erects a new commercial or residential building or refurbishes an existing commercial or residential building. Taxpayers that erect a new commercial or residential building within a specified urban development zone will be allowed an 11-year write-off period. In addition, 20.0% of the cost to the taxpayer of the erection or extension of or addition to that building, which is deductible in the year of assessment during which that building is brought into use by that taxpayer solely for the purposes of that taxpayer’s trade and 8.0% of that cost in each of the 10 succeeding years of assessment. Depreciation relief has also been afforded to environmental production and post-production assets. Both sets of assets must be ancillary to the manufacturing process, of a permanent nature and utilized to fulfill environmental obligations. Environmental production assets are eligible for a 40:20:20:20 rate of depreciation, while the rate of relief for environmental post-production assets (e.g. dams or disposal facilities) is 5.0% per annum (i.e., a 20 year straight-line write off period).

A voluntary disclosure programme was introduced by the SARS from November 2010 to October 2011. This programme allowed taxpayers who had defaulted on their tax payments to make voluntary disclosure to the SARS and avoid additional tax, penalties and interest being levied against them. The taxpayer participating in the voluntary disclosure programme had to meet certain requirements, such as the SARS not having been aware of the default prior to the taxpayer being allowed to participate in the voluntary disclosure programme. Criminal prosecution will not be initiated against the non-compliant taxpayers but the full amount in default will still have to be paid. The relief will apply to those who defaulted on their taxpayers before February 17, 2011.

Revenue

In fiscal year 2014, total tax revenue amounted to R900.0 billion, a 10.6% or R86.2 billion improvement from fiscal year 2013. In the 2014 Budget Review, revenue for the 2015 fiscal year was estimated to amount to R993.7 billion. Against a background of weak economic growth, revenue for 2015 has been revised downwards by R10.0 billion to R938.6 billion as shown in the table below.

Consolidated Government Revenue

	2011	2012	2013	2014	2015
R million	Actual				MTBPS Estimate
Sources of revenue
Taxes on income and profits	379,941	426,584	457,314	507,759	556,483
Persons and individuals	226,925	250,400	275,822	309,834	341,500
Companies	132,902	151,627	159,259	177,324	192,250
Secondary tax on companies	17,178	21,965	19,739	17,309	19,800
Tax on retirement funds	3	7	0	—	—
Interest on overdue income tax	2,904	2,585	2,494	3,291	2,933
Small business tax amnesty	29	0	1	1	—
Taxes on payroll and workforce	8,652	10,173	11,378	12,476	13,200
Skills development levy(1)	8,652	10,173	11,378	12,476	13,200
Taxes on property	9,102	7,817	8,645	10,487	12,304
Donations tax	65	53	82	113	203
Estate duty	782	1,045	1,013	1,102	1,206
Marketable securities tax	2,933	2,886	3,272	3,784	4,280
Transfer duties	5,322	3,834	4,278	5,489	6,615
Domestic Taxes on Goods and Services	249,490	263,950	296,921	324,548	355,817
Value added tax	183,571	191,020	215,023	237,667	262,700
Specific excise duties	22,968	25,411	28,378	29,039	32,530
Ad valorem excise duties	1,596	1,828	2,232	2,363	2,620
Fuel levy	34,418	36,602	40,410	43,685	46,000
Departure tax	648	762	873	879	953
Electricity levy	4,996	6,430	7,984	8,819	8,900
Other(2)	1,293	1,896	2,021	2,097	2,114
Taxes on international trade and transactions	26,976	34,121	39,549	44,732	45,805
Customs duties	26,637	34,198	38,998	44,179	45,000
Import Surcharge	70	64	55	93	80
Miscellaneous customs and excise	269	(141)	496	460	725
Stamp duties and fees	3	(3)	0	32	—
State miscellaneous revenue(3)	17	7	17	(19)	—

Total Gross Revenue	674,181	742,650	813,826	900,015	983,610

Departmental Revenue(4)	16,474	24,403	28,087	29,424	24,757
Of which Mineral Royalties and Mining leases	3,555	5,612	4,821	6,439	6,792
Less: SACU payments(5)	(17,811)	(21,760)	(42,151)	(43,374)	(51,738)
Provinces, social security and selected public entities	87,418	96,766	108,514	126,650	137,260

Total Budget Revenue	760,262	842,058	908,275	1,012,714	1,093,889

Notes:—

(1)	Levy on payroll dedicated to skills development.
(2)	Including turnover tax on small business, various levies: environmental levy on plastic bags, incandescent light bulb levy, vehicle emissions tax as well as receipts of the Universal Service Fund.
(3)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.
(4)	Revenue generated from non-tax activities such as fines and dividends and extra-ordinary transactions. Mineral royalty was effective from March 1, 2010.
(5)	South African Custom Union payments.

Source: 2012-2014 Budget, the MTBPS and the South African National Treasury.

Between the financial years 2011 and 2014; gross tax revenues recorded an average annual nominal growth rate of 10.1%. This resilient growth was on the back of strong growth in import taxes, personal income taxes and moderate consumption related taxes.

As highlighted earlier, nominal gross tax revenue for 2015 have been revised downwards by R10.0 billion to R983.6 billion. This is primarily the result of downward revisions in corporate income tax revenues by (R6.7 billion) and Customs Duties (R5.3 billion) below the 2014 Budget Review estimates. Fuel levy revenues have been revised downwards (R1.5 billion) mainly due to increased diesel refunds. Net VAT collections have been revised downwards (R4.4 billion). The detailed composition of VAT reflects a slowdown in import VAT and growth in domestic VAT.

Financing

The following table sets forth the financing of the net borrowing requirement of the National Government for the six fiscal years ended March 31, 2014 and estimated amounts for the fiscal year ending March 31, 2015.

Financing of the Net Borrowing Requirement of the National Government

	2009	2010	2011	2012	2013	2014	Revised estimate 2015 (3)
Borrowing
Revenue	616,999.2	586,113.1	672,751.5	745,292.2	799,761.7	886,062.7	956,628.5
Expenditure	640,237.4	747,868.0	805,979.1	889,911.5	965,495.6	1,047,763.8	1,136,339.8
Main Budget balance(1)	(23,238.3)	(161,754.9)	(133,227.7)	(144,619.3)	(165,733.9)	(161,701.0)	(179,711.3)
% of GDP	(1.0)%	(6.6)%	(4.8)%	(4.9)%	(5.2)%	(4.7)%	(4.8%)
Financing
Domestic short-term loans (net)	12,225.1	49,770.3	34,893.0	18,724.6	22,555.0	23,048.0	10,000.0
Domestic long-term loans (net)	23,059.0	118,855.8	136,849.8	138,500.8	125,767.8	149,414.0	153,926.0
Market loans	44,301.4	132,794.3	150,292.0	154,860.9	161,554.2	172,112.0	187,360.0
Loans issues for switches	(1,947.1)	(399.4)	93.4	(753.0)	(3,848.3)	(1,135)	243.0
Redemptions	(19,295.3)	(13,539.1)	(13,535.6)	(15,607.1)	(31,938.1)	(21,563.0)	(33,677.0)
Foreign loans (net)	(3,954.4)	23,257.5	2,839.6	9,135.3	(11,622.0)	378.0	8,263.3
Market loans	—	30,872.4	5,151.1	12,025.2	—	19,619.0	22,952.0
Arms procurement loan agreements	3,057.3	800.0	470.4	569.4	60.6	—	—
World Bank loans	1.4	—	—	—	—	—	—
Redemptions (including revaluation of loans)	(7,013.1)	(8,414.9)	(2,781.9)	(3,459.3)	(11,682.6)	(19,241.0)	(14,688.7)
Change in cash and other balances(2)	(8,091.4)	(30,128.7)	(41,354.7)	(21,741.4)	29,033.1	(11,139.0)	7,522.0

Total	23,238.3	161,754.9	133,227.7	144,619.3	165,733.9	161,701.0	179,711.3

Notes: —

(1)	A negative number reflects a deficit and a positive number a surplus.
(2)	A positive change indicates a reduction in cash balances.
(3)	Numbers as published during the October 2014 MTBPS

Source: South African National Treasury.

In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance — Background.”

Public Enterprises

The National Government owns a number of public enterprises (otherwise known as state-owned entities). The ministers under whose departments these enterprises fall act as the “Executive Authority” over these entities, taking up the role of shareholder on behalf of government. The ministers that act as the Executive Authority include the Minister of Public Enterprises, the Minister of Communications, the Minister of Energy, the Minister of Transport and various other ministers of the National Government.

The Executive Authority oversees the affairs of the public enterprise, including the appointment of board members, the entering into of shareholder compacts with the public enterprise, approving major transactions, and the monitoring of performance. The National Treasury is responsible for financial oversight over all the public enterprises, including the review of major transactions, funding requests and applications for guarantees.

Parliament plays a significant role in the oversight of public enterprises through a number of committees that have been assigned responsibility for oversight over public enterprises. These committees include the Parliamentary Portfolio Committee on Public Enterprises, which is responsible for oversight over the Department of Public Enterprises and the key public enterprises that report to the department, the Parliamentary Portfolio Committees responsible for oversight of the various sectors in which public enterprises operate, and the Select Committee on Public Accounts, which is responsible for financial oversight.

The infrastructure investment program/programs of the public enterprises are aimed at delivering infrastructure to enhance economic growth and alleviate poverty. Public enterprises are expected to invest R382 billion over the next three MTEF year periods ending 2016/17. The main public enterprises responsible for delivering this growth are the electricity utility Eskom, the freight transportation company Transnet, the national oil company the Petroleum, Oil and Gas Corporation of South Africa (Pty) Limited (PetroSA), which is a subsidiary of the Central Energy Fund and the South African National Roads Agency Limited (SANRAL).

The National Government has issued formal contractual guarantees in respect of certain indebtedness of the public enterprises, inter alia to support the capital investment program/programs of the public enterprises. Such guarantees are issued in accordance with the Public Finance Management Act (PFMA). All guarantees are issued jointly by the Minister of Finance and Executive Authority for the relevant public enterprise in terms of the PFMA. The National Government’s aim is for public enterprises to borrow on the strength of their own balance sheets without explicit recourse from the National Government. However, if a clear need for shareholder support is identified, a guarantee for a public enterprise may be provided on application. In such applications, the public enterprise is required to provide a sound business case, ensuring long-term financial sustainability. In extending guarantees, the National Government remains mindful of the guideline of 60% of GDP that has been set for total debt, provisions and contingent liabilities.

Over and above Eskom, Transnet and SANRAL, who have guarantees from the National Government, the current status of some of the more significant public enterprises over the last four fiscal years is set out below.

Guarantees of Public Enterprises

	2010/11		2011/12		2012/13		2013/14
	Total Guarantee Amount	Total Exposure Amount	Total Guarantee Amount	Total Exposure Amount	Total Guarantee Amount	Total Exposure Amount	Total Guarantee Amount	Total Exposure Amount
	Rand (million)
SANRAL	39,989	18,605	39,943	19,426	39,943	18,623	38,687	19,449
TCTA	25,434	18,490	25,461	19,886	25,530	20,460	25,589	19,943
CEF	—	—	—	—	—	—	—	—
Eskom	350,000	67,057	350,000	77,230	350,000	103,523	350,000	110,799
DBSA	28,349	25,867	28,931	25,692	29,366	25,497	30,021	25,799
IDC	1,662	740	1,824	647	2,146	575	1,700	634
Landbank	3,800	1,844	3,800	1,093	4,600	893	4,600	1,393

	2010/11		2011/12		2012/13		2013/14
	Total Guarantee Amount	Total Exposure Amount	Total Guarantee Amount	Total Exposure Amount	Total Guarantee Amount	Total Exposure Amount	Total Guarantee Amount	Total Exposure Amount
	Rand (million)
Denel	1,850	1,850	1,850	1,850	1,850	1,850	1,850	1,850
PRASA	1,400	468	1,400	264	1,400	133	1,400	123
SAA	2,900	1,916	2,900	1,300	7,901	2,238	7,901	3,232
Transnet	9,500	9,887	3,500	3,757	3,500	3,757	3,500	3,591
SABC	1,000	1,000	1,000	889	1,000	167	1,000	83
Telkom	233	90	248	85	245	90	316	100
Other Entities	3,551	1,786	3,567	1,587	4,414	1,561	3,795	2,116

Total	469,668	149,600	464,424	153,706	471,895	179,367	470,359	189,112

Source:	South African National Treasury

Eskom Limited (Eskom)

Eskom is responsible for electricity generation, transmission and distribution in South Africa. Eskom generates approximately 95.0% of electricity used in South Africa and approximately 45.0% of the electricity is used in Africa. Eskom directly provides electricity to about 45.0% of all end-users in South Africa. The other 55.0% is resold by redistributors (including municipalities).

While most of Eskom’s business is within South Africa, the company also buys and sells electricity in the SADC region. Eskom’s involvement in African markets beyond South Africa is currently limited to projects that have a direct impact on ensuring a secure supply of electricity for South Africa itself. Eskom is investigating additional opportunities in the SADC region.

Eskom’s capital expenditure (Capex) programme is well underway. The budget for the programme from inception in 2005 until up until 2017/18 is approximately R340 billion. The Ingula, Medupi and Kusile power stations are now projected to be completed by 2015, 2017 and 2019 respectively. The synchronization dates for both Medupi and Kusile have been pushed back by approximately six months due to construction delays. The power utility spent R57.8 billion (2012/13: R60.3 billion) on capital expenditure during 2013/14, excluding borrowing costs capitalized, during the year. At March 31, 2014, R272 billion or 90.5% of the R300 million borrowing programme had been secured. The R300 billion borrowing programme is based on the original funding requirements at April 2010 and covers the period April 1, 2010 to March 31, 2017.

Funding acquired for the year ending March 31, 2014 amounted to R43 billion (2012/13: R39.6 billion), effectively completing the funding required for the year with a shortfall of R10 billion (2012/13: R8.4 billion). Of the planned funding 58.0% was sourced domestically from bonds (R14.5 billion), R9.7 billion from Commercial Paper, and R1 billion from domestic DFIs.

In March 2011, Cabinet approved the Integrated Resource Plan (IRP 2010), which is a 20 year plan for balancing electricity supply and demand. The country will double its electricity generation capacity from 40,000MW to 80,000MW by 2025, ensuring that the economy benefits from a reliable supply of electricity. The plan demonstrates how the proportion of coal in South Africa’s generation mix is expected to decrease steadily in favor of renewable energy and nuclear power. The IRP 2010 is in the process of being revised. The Cabinet appointed Eskom as the owner and operator of a future nuclear generation fleet.

In February 2013, NERSA allowed Eskom tariff increases of 8.0% per annum over the MYPD 3 (third Multi-Year Price Determination) period, which ends in 2018. Eskom had applied for a 16.0% tariff increase. The impact of the NERSA decision was that Eskom’s revenues will be R255 billion lower than the utility had projected in its MYPD3 application. In line with NERSA’s recommendations, Eskom will be reducing expenditure in some areas and the company will be re-engineering the business to achieve further cost savings. Some elements of the tariff are premised on assumptions and adjustments based on actual performance will be addressed through the Regulatory Clearing Account in line with the regulatory rules. In addition, Eskom will borrow additional funding. Any policy and mandate implications of such measures will be evaluated in collaboration the shareholder.

The National Government has made available to Eskom a subordinated loan of R60 billion, all of which has been disbursed, and a guarantee facility totaling R350 billion to assist Eskom in raising the financing it requires for the Capex programme. One implication of the lower tariff is that it will extend Eskom’s reliance on state support by a number of years and the company will not achieve a standalone investment grade credit rating by 2018, as premised in Eskom’s MYPD3 tariff application.

On September 13, 2014, the Cabinet approved a support package in a bid to support Eskom’s financial sustainability. This included:

•	An equity injection of at least R20 billion from the disposal of non- strategic government assets;

•	Supporting Eskom’s application to NERSA for tariff adjustments;

•	Considering the conversion of R60 billion loan to equity;

•	Eskom to raise additional debt of R50 billion over and above the original R200 billion debt planned over the MYPD 3 period;

•	Accelerate demand management measures;

•	Ensuring that free basic electricity allocations are used effectively to assist poor households;

•	Refining the energy policy and regulatory governance mechanisms;

•	Expanding the IPP programme; and

•	As a condition of the package Eskom is required to improve the efficiency of its operations through:

•	Effective maintenance

•	Limit cost overruns

•	Improve procurement; and

•	Efficient management of working capital.

Transnet SOC Limited (Transnet)

Transnet is a public company, wholly owned by the South African Government, and is the custodian of rail, ports and pipelines. Transnet is responsible for enabling competiveness, growth and development of the South African economy through delivering reliable freight transport and handling services. Transnet has five operating divisions: Transnet Freight Rail (transporting bulk and containerized freight), Transnet Rail Engineering (refurbishment, conversion, upgrades and manufacturing of rail related rolling stock), Transnet National Ports Authority (port infrastructure and marine services), Transnet Port Terminals (cargo terminal operations) and Transnet Pipelines (petroleum and gas pipeline business).

Transnet Pipelines is regulated by NERSA, with tariffs being reviewed annually. The tariffs charged by Transnet Ports Authority and Transnet Port Terminals are regulated by the National Ports Regulator on an annual basis.

Transnet adopted the Market Demand Strategy (MDS) in 2012, which entails the company investing in infrastructure to support a ramp up in freight volumes, operational efficiencies, jobs and skills while championing transformation and delivering sustainable economic, social and environmental outcomes. The capital investment plan over the initial seven-year period was estimated to be R300 billion. Transnet is now in the third year of the MDS and expects to invest R312.2 billion over the next seven years in creating capacity to deliver 343.9 mt of rail capacity by 2020 /21.

Transnet’s revenue for the fiscal year 2014 increased by 12.8% to R56.6 billion (2013: R50.2 billion), mainly as a result of mineral and chrome volumes increasing by 14.2% as well as strong growth in the containers on rail and automotive sectors of 25.2%, which performed well in excess of GDP growth of 3.8%, reflecting market share gains. Port container volumes increased by 6.3% and petroleum volumes increased by 4.4%. Total revenue for the period under review was 1.1% under budget meaning that Transnet made less revenue than was budgeted for.

Freight Rail contributed to 50% of the revenue generated by Transnet in the period under review. Rail Engineering contributed the second highest to Transnet revenue. Pipelines contributed the least to revenue, as it only accounted for 5.0% of total Transnet revenue.

Earnings before interest, taxation, depreciation, derecognition and amortization (EBITDA) increased by 12.3% to R23.6 billion (2013: R21.1 billion), resulting in an EBITDA margin of 41.8% a slight decrease from the 2013 EBITDA margin of 41.9%.

Transnet Freight Rail (Freight Rail) is the largest of Transnet’s Operating divisions and transports bulk and containerized freight by rail. The network and rail services provide strategic links between ports and production hubs and connect with the railways of the SADC region. Freight Rail’s strategic advantage lies in the movement of heavy haul and bulk commodities over long distances where flow densities provide economies of scale thereby lowering unit costs. Freight Rail’s key objective is to shift rail-friendly freight traffic from road to rail by creating capacity ahead of demand and offering a reliable rail service. This will enable Freight Rail to meet its mission of transporting large parcel size commodities over longer distances in Southern Africa. The Rail network unit manages Freight Rail’s rail infrastructure and focuses on the maintenance, modernization and expansion of the approximately 20,500 route kilometer (31,000 track km) rail network. Approximately 1,500 kilometers comprises heavy haul lines for export coal and export iron ore. The network includes 3,928 kilometers of branch lines.

A significant component of the investment plan is geared towards infrastructure, sustainability and capacity creation to support Transnet’s strategic objectives. Progress on some of the major projects are highlighted below:

•	Iron ore line expansion up to 60.0mt – Transnet’s investment in the iron ore expansion project and locomotive acquisitions for the year amounted to R626 million (2013: R920 million);

•	Coal line expansion up to 81.0mt – A total of R214 million (2013: R1.3 billion) was invested in the coal line expansion and the acquisition of Class 19E locomotives during the year;

•	Ngqura Container Terminal (NCT) – Transnet invested R250 million to acquire port equipment to complete work packages required to increase capacity at the NCT;

•	Durban Container Terminal – The project to increase the capacity of the container terminal in Durban is complete with only limited number of work packages outstanding; and

•	New Multi-Product Pipeline (NMPP) – Overall R21.4 billion had been invested in the NMPP project at the end of March 2014, with investment for the year amounting to R3.1 billion.

PetroSA

The Petroleum Oil and Gas Corporation of South Africa (SOC) Limited (PetroSA) is the national oil company (NOC). PetroSA is a wholly owned subsidiary of the Central Energy Fund (CEF), which in turn is wholly owned by the State and reports to the Department of Energy. PetroSA was formed in 2002 upon the merger of Soekor E and P (Pty) Limited, Mossgas (Pty) Limited and parts of the Strategic Fuel Fund, another subsidiary of CEF.

PetroSA’s Vision 2020 strategic objective is to become a fully integrated, commercially competitive NOC, supplying at least 25% of South Africa’s liquid fuel needs by 2020. This will be accomplished through a number of strategic projects including ensuring the sustainability of the GTL refinery.

PetroSA’s core activities include:

•	Exploration and production of oil and natural gas;

•	Participation in and acquisition of local as well as international upstream petroleum ventures;

•	Production of synthetic fuels from offshore gas at the GTL refinery in Mossel Bay;

•	Development of domestic refining and liquid fuels logistical infrastructure; and

•	Marketing and trade of oil petrochemicals.

The GTL refinery at Mossel Bay, South Africa, has been the main focal point of PetroSA’s current production activities. It was commissioned in 1992 as the world’s first GTL refinery and remains the third largest GTL refinery among the five now operating worldwide. It is a recognized center of GTL excellence where specialist teams produce some of the cleanest fuels on the market, utilizing environmentally friendly processes. Using Fischer Tropsch technology, the refinery converts natural, methane-rich gas into ultra-clean, low-sulfur, low-aromatic synthetic fuels and high value products. It sources its feedstock from PetroSA’s FA-EM and South Coast gas fields, as well as the Oribi and Oryx oil fields in Block 9, offshore South Africa. It is capable of producing a crude oil equivalent of 45,000 barrels per day.

The final products include unleaded petrol, kerosene (paraffin), diesel, propane, liquid oxygen and nitrogen, distillates, eco-fuels, process oils and alcohols. Its world-class synthetic fuels and petrochemicals are marketed internationally.

The refinery is woven into the fabric of Mossel Bay life and continues to support a wide range of initiatives designed to improve the quality of life among local communities. The refinery employs over 2,000 people, most of them from the surrounding area. A growing number of young recruits are graduates from PetroSA’s Centre of Excellence.

PetroSA’s long term strategies are designed to address issues related to sustainability, rationalization and growth. In terms of sustainability, PetroSA is currently addressing the declining feedstock from its FA-EM field through the development of the F-O field in order to restore the GTL refinery to full capacity in 2014. Further the entity is also evaluating gas feed possibilities in its West Coast blocks, another alternative is the importation of liquefied natural gas.

As part of its diversification drive, PetroSA will seek to grow organically through the acquisition of producing assets. Areas of interest include Angola, Mozambique and the Orange Basin on the West Coast of Africa amongst other areas.

As part of its growth strategy, PetroSA has advised that it will seek opportunities to enter the downstream market through the pursuit of Project Mthombo. PetroSA has been investigating the possibility of building a crude oil refinery in Coega in the Eastern Cape dubbed Project Mthombo. Initial plans for Project Mthombo were for capacity of 400,000 barrels per day but subsequent studies have been for reduced capacity of about 360,000 barrels per day. PetroSA is exploring options to finance the project, including seeking support from government and/or equity partners.

As part of its downstream growth strategy, the entity has entered talks with fuel retailer for the acquisition of its operations. This will also positively contribute to the diversification efforts of the entity as it tries to secure feedstock for its GTL refinery.

PetroSA’s group revenue for the current year was R21.5 billion, an increase of 11.0% from R19.5 billion in 2012/13. This increase was firstly due to a favorable selling price on fuel and related products, on the back of increasing Brent Crude Oil prices, and secondly, due to the weakening of the ZAR/USD exchange. Revenue growth was however, mildly offset by lower income from tank rentals as market trends negatively impacted the attraction and retention of new business for crude oil storage, as well as by lower than anticipated revenue from African Exploration owing to reduced coal off-take from Eskom.

The devaluation of the currency also had the impact of enhancing the results of PetroSA Ghana, a subsidiary of PetroSA trading in a foreign currency, on consolidation into the group’s results.

The CEF Group’s net cash position further declined in the current year reaching R11 billion versus R13 billion in the prior year, a decline of 14.0% and 32.0% respectively. Contributing to this trend was the decline in net cash from operating activities and a decline in net cash from financing activities; attributed to the net loss in the current year and a repayment of other financial liabilities. No new external loans were taken out to offset the repayment of other financial liabilities in the current year. Declining cash levels were offset by lower CAPEX investments in the year.

ACSA

Department of Transport. The company is legally and financially autonomous and operates under commercial law. ACSA owns and operates South Africa’s nine principal airports, including the three major international airports at Johannesburg, Cape Town and Durban (King Shaka). As a result, ACSA is responsible for processing 93%-95% of all passengers departing on commercial airlines from airports within South Africa. The company added Pilanesberg International Airport to its network in 1998 under a 30-year concession with the North West Province. However, ACSA has returned the operation of the airport to the province with effect from October 1, 2011.

ACSA’s revenue is generated from aeronautical and non-aeronautical sources. The former is derived from regulated charges, which consists of aircraft landing and parking charges, and passenger service charges. The non-aeronautical income is derived from commercial undertakings including retail operations, car rental concessions, property leases, car parking, hotel operations and advertising. Another component of non-aeronautical revenue is generated from international operations. ACSA formed part of a consortium that took over the expansion and management of Chhatrapati Shivaji International Airport in Mumbai, India. The success of the venture in India encouraged the company to seek similar opportunities elsewhere. In 2011/12 ACSA in partnership with the Brazilian company Invepar, was successful in a bid to manage the development, maintenance and operation of Guarulhos International Airport in Sao Paulo, Brazil. The consortium will own 51.0% of the airport concession, with 49.0% being held by Infraero, the current airport operator. ACSA owns 10.0% of the consortium with Invepar

ACSA’s total group revenue grew by 7.0% to R7.1billion (2013: R6.6 billion). Total revenue composition remained at 64.0% aeronautical and 36.0% for non-aeronautical. ACSA’s earnings after taxes in 2014 rose to R1.7 billion from R991 million in 2013, which was 73.0% higher than last year. The results are mainly driven by a growth in revenue as well as reduction in finance costs.

The balance sheet of the company remains in good shape with net equity of R12.6 billion as at March 31, 2014. The gearing ratio, i.e. the ratio of equity to total liabilities, also fell accordingly from 135.0% to 102.0%.ACSA’s liquidity position improved slightly from 0.88 to 1.05 times in 2014. This means that the ACSA has, on average, cash balances 1.05 times greater than its current liabilities, which is sufficient to cover the current liabilities.

Capital expenditure for the 2013 financial year was limited to refurbishment and replacement projects, with no new capacity projects. CAPEX decreased from R991 million in 2013 to R911 million in 2014. The Company plans to invest R7.5billion in capital over the next three years, which will be funded solely by cash carried over plus cash generated from operations

For the year under review, no domestic borrowings were undertaken by the ACSA Group. The entity has interest bearing debts amounting to about R13 billion (2013: R14.7 billion). ACSA adopted an Early Debt Redemption strategy during the financial year ended March 31, 2013. This is due to the entity’s favorable cash position and against a backdrop of modest investment plan. The entity redeemed approximately R1.2 billion of the AIRL02 bond during the financial year ended March 31, 2014. The decrease in the interest bearing borrowings was further reduced by the early settlement of the unlisted AIR02U bond. The settlement amounted to R500 million and was maturing on October 5, 2014.

SANRAL

SANRAL is responsible for the planning, design, construction, rehabilitation and maintenance of South Africa’s national roads to support socio-economic development. From time to time the company also finances, plans, constructs, operates and maintains roads in neighboring countries on the request of the Minister of Transport and those countries.

The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national highway network of 16,170 kilometers, which is expected to grow to 35,000 kilometers. South Africa has the longest road network of any country in Africa.

In accordance with the SANRAL Act (1998), the agency is responsible for toll and non-toll roads. These operations are funded separately. Non-toll roads are funded by government allocations, and are not allowed to be cross-subsidized from toll road income, and vice versa. Toll operations can be divided into two types – those funded by SANRAL itself and operated on its behalf, and roads concessioned to private parties under public-private partnerships. Hence SANRAL’s revenue comes from two primary sources: grants from the National Government for all non-toll roads, and the tolling revenue received from toll roads.

During the reporting period, SANRAL awarded 175 contracts worth R8.9 billion for new works, rehabilitation, improvement, professional consulting engineering, maintenance, community development and other activities. A total of R2.4 billion was spent on contracts with Small, Micro and Medium Enterprises (SMMEs). SANRAL’s skills development programme trained 25 784 people in road-building projects at a cost of about R30 million, of which 11,370 were women and created 61,408 job opportunities of varying duration at a total cost of about R2 .1billion. SANRAL spent R3.9 billion on maintaining non-toll roads and R6 billion on strengthening, improving and providing new facilities on these roads.

SANRAL’s credit worthiness is rated and published by Moody’s Investor Service. SANRAL’s international long term rating was downgraded in May 2012 to Baa2 with negative outlook. The downgrade was a result of the uncertainty and delays with regard to the commencement of electronic tolling on the Gauteng network and the accompanying political and public resistance. In September 2013, Moody’s further downgraded SANRAL’s global scale issuer ratings from Baa2 (log-term) and P-3 (short-term) to Baa3 and P-3 respectively. The national scale issuer ratings of A2.za (long-term) and P-2.za (short-term) were dropped to A3.za and P-3.za respectively. The ratings were also placed under review for further downgrade. Following the commencement of the electronic tolling in early December 2013, the ratings were no more under review, but they had a negative outlook.

Trans-Caledon Tunnel Authority (TCTA)

The TCTA was established in 1986. The entity is a specialized liability management entity responsible for bulk raw water infrastructure development. TCTA was originally established to implement a single project, the Lesotho Highlands Water Project (LHWP). In March 2000, TCTA’s notice of establishment was amended to allow for the Minister of Water Affairs to issue directives to TCTA in terms the National Water Act and the entity has since evolved into being responsible for multiple projects. To date the following directives have been received:

•	Lesotho Highlands Water Project*;

•	Advisory services to Umgeni Water, Water Management Institutions, Water Boards and the Department of Water Affairs (DWA);

•	Berg Water Project ;

•	Vaal River Eastern Subsystem Project* (VRESAP);

•	Refurbishment of Mooi-Mgeni Transfer Scheme Phase 1* (MMTS1) and implementation of Phase 2* (MMTS2);

•	Olifants River Water Resources Development Project Phase 2C* (ORWRDP2C);

•	Komati Water Scheme Augmentation Project* (KWSAP);

•	Mokolo-Crocodile Water Augmentation Project* (MCWAP);

•	Metsi Bophelo Borehole Project*;

•	Acid Mine Drainage* (AMD); and

•	Coordination of Strategic Infrastructure Project 3* (SIP3).

*	Implementation of these projects is still ongoing

The LHWP is funded under a R43 billion sovereign guarantee. The initial R25 billion guarantees provided for LHWP Phase 1 was increased to cover the activities of LHWP Phase 2 and Acid Mine Drainage (AMD) in the Vaal area. Commercial funding for the rest of the projects is secured on the basis of income agreements between TCTA and DWA and these determine how costs may be charged on each project. In the 2014 financial year liquidity improved following the R1.7 billion coupon payments with no further funding raised and generated over R3.7 billion cash inflows from tariffs in the 2014 financial period. The foreign loan from the International Bank of Reconstruction and Development was settled in full. The net debt was reduced to R18.8 billion in the 2014 financial period and R2.3 billion was invested in the redemption portfolio.

The VRESAP project aims to supply water to the coal fields in the east of the country where Eskom’s thermal power stations and Sasol’s petrochemical installations are strategic users of water. The project involves the installation of systems to convey water 121 km from the Vaal Dam to the Secunda Area. In 2012, the Minister of Water and Environmental Affairs, with the concurrence of the Minister of Finance, approved an increase in the borrowing limit for VRESAP. The approved borrowing limit for the 2014 financial period is R4,310 million on condition that only R3, 920 million may be utilized; R3,691 million was utilized. The 2015 financial period borrowing limit guarantee is R4,210 million on condition that only up to R3,827 million may be utilized. The project is now in the close-out phase and debt repayment planned March 2028.

The MMTS2 project seeks to augment the water supply to municipalities in the KwaZulu Natal province and includes the construction of the Spring Grove dam and associated water transfer systems. The dam was completed and handed over to DWA for operations and maintenance. Tariff billing commenced from July 1, 2012 following consultations with the users and approval by the Minister of

Water Affairs. The project was approved a borrowing limit of R1,923 million on condition that only up to R1,538 million may be utilized. The approved borrowing limit for the 2015 financial period is R1, 988 million on the condition that only up to R1,590 million may be utilized. Debt repayment is planned for March 2034.

KWSAP augments the Komati Water Scheme for the sole benefit of Eskom, water supply to Eskom’s Duvha and the new Kusile power station in Mpumalanga. The project has an approved borrowing limit of R1,755 million for the 2014 financial period and for the 2015 financial period the approved limit is R2,140 million. Most of the funding secured for the KWSAP was sourced from the local financial market, together with funding obtained from the Development Bank of Southern Africa (DBSA) which was cancelled during the course of the 2014 financial period.

In terms of Acid Mine Drainage (AMD), TCTA’s involvement has been in the implementation of the short-term action plan in the affected basins of Witwatersrand Goldfields where the plan is to prevent the decanting of water and the breaching of the Environmental Critical Level . The Western Basin is operational; the construction of the Central Basin was completed in November 2013 and is ready for commissioning. In the Eastern Basinthe project is in the detailed design and construction phase; the tenders for the construction of the Eastern Basin has been advertised, adjudicated and necessary approvals obtained to award the works. Award of the Eastern Basin contract is currently pending confirmation from DWS that sufficient funding is available.

Revenue climbed by 15.0% to R2.1 billion in the 2014 financial period on the back of projects such as AMD (R595 million), ORWRDP (R541 million), MCWAP (R407 million), and MMTS-2 (R338 million). TCTA reported a net loss of R2 billion due to the variance between interest payable on borrowings in relation to interest earned on funds for projects where construction is completed. TCTA’s has in the past reported losses from operating activities; this was the trend for the past two years, a positive trend has however emerged in the period under review reporting gains of R243 million and R273 million in 2013 and 2014 respectively. TCTA manages debt incurred to fund water projects in a prudent manner with proper risk management strategies, maintaining a fix vs. floating rate structure of 70.0% fixed rate debt and 30.0% floating rate debt. Debt incurred for water projects carry an implicit guarantee from the Government as the DWS are responsible for collecting tariffs necessary to settle debt, this ensures that project risk for funders remain minimal and TCTA can obtain cost effective funding

TCTA’s continues to operate as a financially sound entity that is able to execute its projects in line with its mandate and with government’s development agenda.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the PFMA. The National Treasury administers the National Government debt of South Africa. In February of each year the annual budget is tabled in Parliament, including the government’s anticipated borrowing requirements and financing strategy for the current financial year and over the medium-term period (three years). Pursuant to Section 66 of the PFMA, the Minister of Finance needs to approve each issuance of debt. The PFMA also sets out for which purposes the Minister may borrow. There is no statutory cap on the stock of debt.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the National Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments.

In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt as of March 31 in each of the years 2010 through 2014 and as of September 30, 2014.

	As of March 31,					As of September 30,
	2010	2011	2012	2013	2014	2014
	Rand (million)
Government bonds	585,992	733,438	890,256	1,038,849	1,217,512	1,311,019
Treasury bills	114,540	136,150	155,159	171,985	192,206	210,904

Marketable internal debt	700,532	869,588	1,045,415	1,210,834	1,409,718	1,521,923
Non-marketable internal debt	4,943	23,133	25,524	30,300	31,381	41,197

Total internal debt	705,475	892,721	1,070,939	1,241,134	1,441,099	1,563,120
Total external debt(1)	99,454	97,851	116,851	124,555	143,659	161,830

Total gross loan debt	804,929	990,572	1,187,790	1,365,689	1,584,758	1,724,950
Cash balances(2)	(131,889)	(170,163)	(198,059)	(184,082)	(205,305)	(202,890)
Total net loan debt(3)	637,040	820,409	989,730	1,181,607	1,379,453	1,522,060

GFECRA	(35,618)	(28,283)	(67,655)	(125,552)	(177,914)	177,914	)(4)

As percentages of nominal GDP:
Net loan debt	27.4%	29.8%	33.2%	36.9%	40.0%	41.0%
External debt	4.1%	3.6%	3.9%	3.9%	3.9%	4.43%
As percentage of gross loan debt:
External debt	12.4%	9.9%	9.8%	9.1%	9.1%	9.4%

Notes:

(1)	Valued using the applicable foreign exchange rates as at the end of each period.
(2)	This represents surplus cash of the National Revenue Fund on deposit at the commercial banks and the SARB. Bank balances in foreign currencies are revaluated using forward estimates of exchange rates.
(3)	The total net loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts with the SARB and with commercial banks).
(4)	Represents the balance on the GFECRA on March 31, 2014. A negative balance indicates a profit and a positive balance reflects a loss.

Sources: South African National Treasury and the SARB.

Summary of Internal National Government Debt

Total internal National Government debt as of March 31, 2014 was R1,441.1 billion, an increase of 16.0% over the corresponding amount of R1,241.1 billion as of March 31, 2013.

The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.

Gross National Government Internal Debt

	As of March 31,					As of September 30,
	2010	2011	2012	2013	2014	2014
	Rand (million)
Marketable securities
Floating	114,540	136,150	155,159	171,985	192,206	210,904
Funded	585,992	733,438	890,256	1,038,849	1,217,512	1,311,019

Total(1)	700,532	869,588	1,045,415	1,210,834	1,409,718	1,521,923

Non-marketable securities
Floating	257	13,541	13,256	18,985	21,813	31,944
Funded	4,686	9,592	12,268	11,315	9,568	9,253

Total(2)	4,943	23,133	25,524	30,300	31,381	41,197

Total internal National Government debt	705,475	892,721	1,070,939	1,241,134	1,441,099	1,563,120

Notes: —

(1)	Treasury bills are classified as floating marketable securities. Government bonds are classified as funded marketable securities.
(2)

Short-term loans to public entities that include the Public Investment Corporation and the Corporation for Public Deposits are classified as floating non-marketable securities. Floating rate and retail government bonds (since May 2004), together with debt and liabilities of the former TBVC states and the Republic of Namibia that were assumed by the National Government in connection with South Africa’s transition to a constitutional democracy, are classified as funded non-marketable securities.

Sources: South African National Treasury and SARB.

Summary of External National Government Debt

South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt decreased from 12.4% as of March 31, 2010 to 9.1% as of March 31, 2014.

The following table sets forth a breakdown of National Government external debt by currency as of March 31 in each of the years 2010 through 2014 and as of September 30, 2014.

External Debt by Currency

	As of March 31,					As of September 30,
Currency in which debt is held	2010	2011	2012	2013	2014	2014
	(million)
Euro	3,104	2,925	2,735	2,544	1,126	1,553
Pound Sterling	106	105	100	83	62	53
Swedish Kroner	6,000	5,959	5,528	4,858	4,164	3,817
US Dollars	7,690	8,396	9,842	8,768	10,696	11,160
Gold Ounces — XAU	1	—	—	—	—	—
Yen	61,082	60,988	60,894	60,800	60,706	60,658

Total (in Rand)(1)	99,454	97,851	116,851	124,555	143,659	161,830

Note: —

(1)	The conversion into Rand is calculated at the exchange rate published by the SARB on the last business day of the fiscal year.

Source: South African National Treasury.

The National Government does not intend to rely to a large extent on external debt as a means of financing. In July 2014, the Republic of South Africa issued a US$1 billion 30-year and a €500 million 12-year dual-tranche Eurobond. This was followed by a US$500 million 5.75-year Islamic Bond (Sukuk) in September 2014.

Total external debt, as a percentage of GDP is relatively low by international standards, amounting to approximately 9.4% of GDP as at September 30, 2014. This number is, however, indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury.

An incidental but important consequence of the receipt of any net proceeds from issuances in the foreign market in the past has been an increase in South Africa’s foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings helped relieve pressure off the domestic financial markets at such times that it was required. Furthermore, borrowings by the National Treasury abroad also establish valuable benchmarks in various currencies and maturities against which other South African issuers may reference themselves.

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned companies.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	As of March 31,
	2010	2011	2012	2013	2014
	Rand (million)
Internal	111,940	127,709	126,901	140,975	160,784
External	17,159	21,891	27,023	39,265	48,784

Total	129,099	149,600	153,924	180,240	209,568

Source: South African National Treasury.

The following table sets forth the National Government’s external guaranteed debt outstanding as of March 31, 2014.

Analysis of National Government External Guaranteed Debt

	As of March 31, 2014
Guarantees Issued on Behalf of	ZAR	U.S. Dollars	Euro	Equivalent in Rand(1)
	Amount (million)
Transnet	3,500	—	—	3,500
Land bank	500	—	—	500
Telkom	—	—	8	111
IDC	—	25	16	503
Lesotho Highlands Development Authority	62	—	3	112
DBSA	8,500	82	72	10,417
Trans-Caledon Tunnel Authority	97	—	—	97
ESKOM	16,275	885	499	32,918

Total(2)	28,934	992	598	48,158

Notes: —

(1)	Conversion of amounts into Rand have been made at the following rates: U.S. Dollar = R10.58; Euro = R14.58.
(2)	Does not include guaranteed interest to the amount of R627 million.

Source: South African National Treasury.

Debt Service Costs

As a percentage of the National Government expenditure, debt service costs increased from 7.6% during fiscal year 2009/10 to 9.8% in 2013/14. As a percentage of the National Government revenue, debt service costs increased from 9.7% during fiscal year 2009/10 to 11.4% in 2013/14. In addition, as a percentage of GDP, debt service costs increased from 2.3% during fiscal year 2009/10 to 2.9% in 2013/14. The following table sets forth such percentages for the periods indicated.

	For the year ended March 31,
	2010	2011	2012	2013	2014
Expenditure	7.6%	8.2%	8.6%	9.1%	9.7%
Revenue	9.8%	9.8%	10.3%	11.0%	11.4%
GDP	2.3%	2.4%	2.5%	2.7%	2.9%

Source: South African National Treasury.

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding as of September 30, 2014, is set forth in the table below.

		External Debt
Year(1)	Rand	U.S.$	EURO	YEN	GBP	SEK
	Amount (million)
2015	97,505	247	68	625	9	445
2016	115,757	708	165	2,388	19	863
2017	138,237	685	867	2,386	8	829
2018	168,514	806	55	2,384	8	792
2019	158,061	656	41	2,381	7	756
2020	158,438	4,571	31	2,379	2	491
2021	150,453	869	24	31,807	1	236
2022	93,819	346	18	30,618	—	—
2023	112,194	1,317	18	—	—	—
2024	122,961	1,788	18	—	—	—
2025	71,228	218	18	—	—	—
2026	94,690	2,159	18	—	—	—
2027	89,751	100	518	—	—	—
2028	130,732	100	—	—	—	—
2029	31,638	100	—	—	—	—
2030	64,067	100	—	—	—	—
2031	110,529	100	—	—	—	—
2032	39,503	100	—	—	—	—
2033	22,006	100	—	—	—	—
2034	89,423	100	—	—	—	—
2035	19,680	100	—	—	—	—
2036	101,351	100	—	—	—	—
2037	43,131	100	—	—	—	—
2038	41,270	100	—	—	—	—
2039	11,494	100	—	—	—	—
2040 and later	241,951	2,135	—	—	—	—

Total	2,518,384	17,805	1,859	74,968	54	4,412

Principal	1,311,017	11,160	1,552	60,658	52	3,816
Interest	1,207,367	6,645	307	14,310	2	596

Note: —

(1)	Fiscal years ending March 31.

Source: South African National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayment of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than this isolated situation, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.

Tables and Supplementary Information

Funded Internal Debt of the Republic of South Africa (Domestic Marketable Bonds — in Rand) As of September 30, 2014

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	6,388,800,696
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	485,000,000
13.50%	October 24, 1991	September 15, 2015	23,757,559,947
13.50%	February 28, 2002	September 15, 2015	760,000,000
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	23,757,559,947
13.50%	February 28, 2002	September 15, 2016	760,000,000
2.50%	June 9, 2010	January 31, 2017	26,504,791,551	(1)
8.25%	May 7, 2004	September 15, 2017	85,271,933,836
8.00%	August 13, 2004	December 21, 2018	81,854,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
7.25%	June 20, 2005	January 15, 2020	88,629,603,937
6.75%	September 1, 2006	March 31, 2021	87,219,709,007
2.75%	June 17, 2010	January 31, 2022	36,473,361,039	(1)
7.75%	June 22, 2012	February 28, 2023	55,851,352,549
5.50%	May 30, 2001	December 7, 2023	70,946,351,833	(1)
2.00%	July 4, 2012	January 31, 2025	23,115,962,298
10.50%	May 22, 1998	December 21, 2025	46,940,395,784
10.50%	October 31, 2002	December 21, 2025	100,000,000
10.50%	May 22, 1998	December 21, 2026	46,940,395,784
10.50%	October 31, 2002	December 21, 2026	100,000,000
10.50%	May 22, 1998	December 21, 2027	46,940,395,784
10.50%	October 31, 2002	December 21, 2027	100,000,000
2.60%	September 27, 2007	March 31, 2028	45,920,190,152
8.00%	October 04, 2013	January 31, 2030	32,429,000,000
7.00%	May 28, 2010	February 28, 2031	81,485,879,862
8.25%	June 13, 2014	March 31, 2032	16,163,000,000
3.45%	August 15, 2003	December 7, 2033	67,417,042,233	(1)
6.25%	July 21, 2006	March 31, 2036	81,670,552,145
8.50%	July 19, 2013	January 31, 2037	28,555,000,000
2.25%	July 4, 2012	January 31, 2038	29,121,579,953
6.50%	June 4, 2010	February 28, 2041	75,381,957,597
8.75%	July 18, 2014	January 31, 2043	3,089,666,667
8.75%	July 18, 2014	January 31, 2044	3,089,666,667
8.75%	July 18, 2014	January 31, 2045	3,089,666,667
2.50%	July 24, 2013	March 31, 2046	11,491,628,632
8.75%	June 29, 2012	February 28, 2047	18,801,000,000
8.75%	June 29, 2012	February 28, 2048	18,801,000,000
8.75%	June 20,2012	February 28, 2049	18,801,000,000
2.50%	July 11, 2012	December 31, 2049	7,466,155,084

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
2.50%	July 11, 2012	December 31, 2050	7,466,155,084
2.50%	July 11, 2012	December 31, 2051	7,466,155,084
4.50%	December 1, 1986	Perpetual	10,410
5.00%	December 1, 1986	Perpetual	57,935
10.00%	January 31, 1978	Perpetual	2,800,000
Total Funded Internal Debt			1,311,019,136,074

Note: —

(1)	Inflation-linked bonds have been revalued using the relevant “reference CPI.”

Source: South African National Treasury.

Floating Internal Debt of the Republic of South Africa

(Treasury Bills — in Rand)

As of September 30, 2014

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.81%	October 2, 2013	October 1, 2014	1,120,000,000
5.81%	October 9, 2013	October 8, 2014	1,120,000,000
5.72%	October 16, 2013	October 15, 2014	1,120,000,000
5.66%	October 23, 2013	October 22, 2014	1,120,000,000
5.70%	October 30, 2013	October 29, 2014	1,120,000,000
5.74%	November 6, 2013	November 5, 2014	1,120,000,000
5.77%	November 13, 2013	November 12, 2014	1,120,000,000
5.73%	November 20, 2013	November 19, 2014	1,120,000,000
5.80%	November 27, 2013	November 26, 2014	1,120,000,000
5.85%	December 4, 2013	December 3, 2014	1,120,000,000
5.92%	December 11, 2013	December 10, 2014	1,120,000,000
5.94%	December 18, 2013	December 17, 2014	1,088,700,000
6.12%	December 26, 2013	December 25, 2014	955,000,000
6.10%	January 1, 2014	December 31, 2014	1,120,000,000
5.96%	January 1, 2014	October 1, 2014	1,300,000,000
6.16%	January 8, 2014	January 7, 2015	1,120,000,000
5.93%	January 8, 2014	October 8, 2014	1,300,000,000
6.12%	January 15, 2014	January 14, 2015	1,120,000,000
5.90%	January 15, 2014	October 15, 2014	1,300,000,000
6.16%	January 22, 2014	January 21, 2015	1,120,000,000
5.89%	January 22, 2014	October 22, 2014	1,300,000,000
6.25%	January 29, 2014	January 28, 2015	1,120,000,000
5.95%	January 29, 2014	October 29, 2014	1,300,000,000
7.28%	February 5, 2014	February 4, 2015	1,120,000,000
7.02%	February 5, 2014	November 5, 2014	1,300,000,000
7.00%	February 12, 2014	February 11, 2015	1,120,000,000
6.78%	February 12, 2014	November 12, 2014	1,300,000,000
7.04%	February 19, 2014	February 18, 2015	1,120,000,000
6.78%	February 19, 2014	November 19, 2014	1,300,000,000
7.15%	February 26, 2014	February 25, 2015	1,120,000,000
6.83%	February 26, 2014	November 26, 2014	1,300,000,000
7.10%	March 5, 2014	March 4, 2015	1,120,000,000
6.77%	March 5, 2014	December 3, 2014	1,300,000,000
6.95%	March 12, 2014	March 11, 2015	1,100,000,000
6.69%	March 12, 2014	December 10, 2014	1,300,000,000
6.77%	March 19, 2014	March 18, 2015	1,120,000,000
6.51%	March 19, 2014	December 17, 2014	1,300,000,000
6.78%	March 26, 2014	March 25, 2015	1,120,000,000
6.52%	March 26, 2014	December 24, 2014	1,300,000,000
6.55%	April 2, 2014	April 1, 2015	1,120,000,000
6.36%	April 2, 2014	December 31, 2014	1,300,000,000
6.08%	April 2, 2014	October 1, 2014	1,665,000,000
6.59%	April 9, 2014	April 8, 2015	1,300,000,000
6.38%	April 9, 2014	January 7, 2015	1,450,000,000
6.15%	April 9, 2014	October 8, 2014	1,740,000,000
6.54%	April 16, 2014	April 15, 2015	1,300,000,000
6.35%	April 16, 2014	January 14, 2015	1,450,000,000
6.11%	April 16, 2014	October 15, 2014	1,780,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.59%	April 23, 2014	April 22, 2015	1,300,000,000
6.42%	April 23, 2014	January 21, 2015	1,450,000,000
6.14%	April 23, 2014	October 22, 2014	1,780,000,000
6.75%	April 30, 2014	April 29, 2015	1,300,000,000
6.53%	April 30, 2014	January 28, 2015	1,450,000,000
6.21%	April 30, 2014	October 29, 2014	1,780,000,000
6.72%	May 7, 2014	May 6, 2015	1,300,000,000
6.50%	May 7, 2014	February 4, 2015	1,450,000,000
6.24%	May 7, 2014	November 5, 2014	1,780,000,000
6.56%	May 14, 2014	May 13, 2015	1,300,000,000
6.38%	May 14, 2014	February 11, 2015	1,450,000,000
6.16%	May 14, 2014	November 12, 2014	1,780,000,000
6.61%	May 21, 2014	May 20, 2015	1,300,000,000
6.44%	May 21, 2014	February 18, 2015	1,450,000,000
6.17%	May 21, 2014	November 19, 2014	1,780,000,000
6.57%	May 28, 2014	May 27, 2015	1,300,000,000
6.45%	May 28, 2014	February 25, 2015	1,350,000,000
6.13%	May 28, 2014	November 26, 2014	1,780,000,000
6.63%	June 4, 2014	June 3, 2015	1,300,000,000
6.48%	June 4, 2014	March 4, 2015	1,450,000,000
6.14%	June 4, 2014	December 3, 2014	1,780,000,000
6.62%	June 11, 2014	June 10, 2015	1,300,000,000
6.47%	June 11, 2014	March 11, 2015	1,450,000,000
6.11%	June 11, 2014	December 10, 2014	1,780,000,000
6.63%	June 18, 2014	June 17, 2015	1,300,000,000
6.47%	June 18, 2014	March 18, 2015	1,450,000,000
6.13%	June 18, 2014	December 17, 2014	1,780,000,000
6.67%	June 25, 2014	June 24, 2015	1,300,000,000
6.49%	June 25, 2014	March 25, 2015	1,450,000,000
6.08%	June 25, 2014	December 24, 2014	1,780,000,000
6.71%	July 2, 2014	July 1, 2015	1,300,000,000
6.51%	July 2, 2014	April 1, 2015	1,450,000,000
6.13%	July 2, 2014	December 31, 2014	1,780,000,000
6.06%	July 2, 2014	October 1, 2014	3,685,000,000
6.73%	July 9, 2014	July 8, 2015	1,300,000,000
6.56%	July 9, 2014	April 8, 2015	1,450,000,000
6.31%	July 9, 2014	January 7, 2015	1,780,000,000
6.12%	July 9, 2014	October 8, 2014	3,685,000,000
6.75%	July 16, 2014	July 15, 2015	1,300,000,000
6.56%	July 16, 2014	April 15, 2015	1,450,000,000
6.33%	July 16, 2014	January 14, 2015	1,780,000,000
6.14%	July 16, 2014	October 15, 2014	3,685,000,000
6.70%	July 23, 2014	July 22, 2015	1,300,000,000
6.53%	July 23, 2014	April 22, 2015	1,450,000,000
6.39%	July 23, 2014	January 21, 2015	1,780,000,000
6.14%	July 23, 2014	October 22, 2014	3,685,000,000
6.65%	July 30, 2014	July 29, 2015	1,300,000,000
6.49%	July 30, 2014	April 29, 2015	1,450,000,000
6.34%	July 30, 2014	January 28, 2015	1,780,000,000
6.11%	July 30, 2014	October 29, 2014	3,685,000,000
6.65%	August 6, 2014	August 5, 2015	1,300,000,000
6.55%	August 6, 2014	May 6, 2015	1,450,000,000
6.34%	August 6, 2014	February 4, 2015	1,780,000,000
6.09%	August 6, 2014	November 5, 2014	3,685,000,000
6.65%	August 13, 2014	August 12, 2015	1,300,000,000
6.55%	August 13, 2014	May 13, 2015	1,450,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.36%	August 13, 2014	February 11, 2015	1,780,000,000
6.07%	August 13, 2014	November 12, 2014	3,685,000,000
6.67%	August 20, 2014	August 19, 2015	1,300,000,000
6.56%	August 20, 2014	May 20, 2015	1,450,000,000
6.38%	August 20, 2014	February 18, 2015	1,780,000,000
6.11%	August 20, 2014	November 19, 2014	3,685,000,000
6.68%	August 27, 2014	August 26, 2015	1,300,000,000
6.57%	August 27, 2014	May 27, 2015	1,450,000,000
6.34%	August 27, 2014	February 25, 2015	1,780,000,000
6.11%	August 27, 2014	November 26, 2014	3,685,000,000
6.67%	September 3, 2014	September 2, 2015	1,300,000,000
6.56%	September 3, 2014	June 3, 2015	1,450,000,000
6.33%	September 3, 2014	March 4, 2015	1,780,000,000
6.10%	September 3, 2014	December 3, 2014	3,685,000,000
6.65%	September 10, 2014	September 9, 2015	1,300,000,000
6.55%	September 10, 2014	June 10, 2015	1,450,000,000
6.33%	September 10, 2014	March 11, 2015	1,780,000,000
6.10%	September 10, 2014	December 10, 2014	3,685,000,000
6.73%	September 17, 2014	September 16, 2015	1,300,000,000
6.61%	September 17, 2014	June 17, 2015	1,450,000,000
6.40%	September 17, 2014	March 18, 2015	1,780,000,000
6.10%	September 17, 2014	December 17, 2014	3,685,000,000
6.69%	September 24, 2014	September 23, 2015	1,300,000,000
6.57%	September 24, 2014	June 24, 2015	1,450,000,000
6.38%	September 24, 2014	March 25, 2015	1,780,000,000
6.08%	September 24, 2014	December 24, 2014	3,685,000,000
Total Floating Internal Debt			210,903,700,000	(1))

Note: —

(1)	Excludes borrowing from the Corporation for Public Deposits to the amount of R31,944,300,033.

Source: South African National Treasury.

Funded External Debt of the Republic of South Africa

as of September 30, 2014

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans
8.50%	June 23, 1997	June 23, 2017	$140,683,000
2.50%	February 2, 1998	May 20, 2021	¥658,560,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
4.50%	April 5, 2006	April 5, 2016	€750,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000
6.875%	May 27, 2009	May 27, 2019	$1,500,000,000
6.875%	September 4, 2009	May 27, 2019	$500,000,000
5.50%	March 5, 2010	September 3, 2020	$2,000,000,000
6.25%	March 8, 2011	March 8, 2041	$750,000,000
4.665%	January 17, 2012	January 17, 2024	$1,500,000,000
5.875%	September 16, 2013	September 16, 2025	$2,000,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.375%	July 24, 2014	July 24, 2044	$1,000,000,000
3.750%	July 24, 2014	July 24, 2026	€500,000,000
3.903%	September 24, 2014	June 24, 2020	$500,000,000
Fixed
4.89%	May 5, 2000 - July 15, 2006	May 30, 2005 - November 28, 2014	€1,789,877.10
4.89%	May 5, 2000 - August 25, 2006	September 30, 2005 - March 30, 2015	€1,872,791.08
4.89%	May 5, 2000 - August 25, 2006	November 28, 2002 - May 28, 2015	€3,628,037.35
Floating - Non-CIRR	August 21, 2000 - August 21, 2006	January 25, 2006 - July 25, 2015	€24,368,901.25
Floating - Non-CIRR	August 21, 2000 - August 29, 2006	January 25, 2007 - July 25, 2016	€48,159,528.82
Floating - Non-CIRR	August 21, 2000 - August 29, 2006	January 25, 2008 - July 25, 2017	€68,298,852.26
5.97% Eur - CIRR Fixed	August 21, 2000 - August 21, 2006	January 25, 2006 - July 25, 2015	€2,810,901.00
5.97% Eur - CIRR Fixed	August 21, 2000 - August 29, 2006	January 25, 2007 - July 25, 2016	€5,555,099.02
5.97% Eur-CIRR Fixed	August 21, 2000 - August 29, 2006	January 25, 2008 - July 25, 2017	€7,878,127.47
7.32% $-CIRR Fixed	August 21, 2000 - August 21, 2006	January 25, 2006 - July 25, 2015	$836,518.51
7.32% $-CIRR Fixed	August 21, 2000 - August 29, 2006	January 25, 2007 - July 25, 2016	$1,753,110.32
7.32% $-CIRR Fixed	August 21, 2000 - August 29, 2006	January 25, 2008 - July 25, 2017	$2,576,678.80
7.14% CIRR Fixed	April 17, 2000 - March 5, 2001	April 15, 2006 - October 15, 2018	$10,292,953.14
4.70% MC CIRR	July 17, 2000 - July 17, 2001	April 15, 2006 - October 15, 2015	€15,589,980.62
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 - October 15, 2018	€5,130,142.38
5.15% Commercial Fixed	April 15, 2002 - May 21, 2003	April 15, 2009 - October 15, 2018	$12,632,365.11
5.03% Commercial Fixed	July 15, 2002 - July 15, 2003	October 15, 2006 - April 15, 2016	$21,573,815.11
5.63% CIRR – Fixed	July 15, 2002 - September 28, 2006	April 15, 2006 - October 15, 2015	€6,359,765.91
5.63% MC CIRR	April 15, 2004 - July 17, 2006	April 15, 2009 - October 15, 2018	€16,186,186.91
6.485% Commercial Fixed	December 15, 2001 - January 15, 2003	April 17, 2006 - October 15, 2015	£3,817,374.05
6.545% Sec – CIRR	July 21, 2004 - July 22, 2005	April 15, 2009 - October 15, 2018	£8,408,882.04
6.545% Sec – CIRR	November 26, 2003 - August 24, 2006	April 15, 2006 - October 15, 2015	£5,650,239.70
6.545% Sec – CIRR	August 24, 2006	October 15, 2006 - April 15, 2016	£44,732.80
5.50% Commercial Fixed	July 21, 2004	April 15, 2009 - October 15, 2018	€12,221,998.44
4.72% Commercial Fixed	April 18, 2006	April 15, 2009 - October 15, 2018	€20,620.48

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
3.57% Commercial Fixed	November 26, 2006 - March 5, 2008	April 15, 2008 - October 15, 2015	£949,186.52
3.59% Commercial Fixed	March 24, 2009 - August 19, 2009	April 15, 2009 - October 15, 2015	£899,910.67
3.65% Commercial Fixed	March 5, 2008 - October 1, 2008	April 15, 2008 - April 15, 2016	£973,290.22
4.23% Commercial Fixed	December 15, 2008	April 15, 2009 - October 15, 2018	£74,443.35
4.28% Commercial Fixed	December 4, 2008	April 15, 2009 - October 15, 2018	£7,552,165.46
4.61% Commercial Fixed	July 31, 2008 - April 15, 2010	April 15, 2009 - October 15, 2018	£4,484,091.28
4.90% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018	£1,406,489.36
4.92% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020	£1,666,858.69
5.10% Commercial Fixed	December 15, 2009 - October 15, 2010	April 15, 2011 - April 15, 2020	£2,814,184.94
5.25% Commercial Fixed	March 23, 2011	October 15, 2011 - April 15, 2020	£2,493,565.18
6.77% MC CIRR	July 22, 2005	April 15, 2009 - October 15, 2018	£51,610.84
5.79% Commercial Fixed	July 15, 2002 - April 15, 2004	April 15, 2009 - October 15, 2018	$1,665,448.94
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 - October 15, 2018	$722,703.07
5.55% Commercial Fixed	October 15, 2003 - April 15, 2004	April 15, 2009 - October 15, 2018	$16,534,415.41
5.315% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020	$110,140.13
5.39% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018	$84,897.24
5.40% Commercial Fixed	June 22, 2007 - August 19, 2009	April 15, 2009 - October 15, 2018	$4,766,795,81
5.45% Commercial Fixed	October 15, 2001 - July 15, 2002	April 15, 2006 - October 15, 2015	$5,469,181.57

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.53% Commercial Fixed	November 26, 2003 - April 26, 2004	October 15, 2006 - April 15, 2016		$11,733,510.02
5.16% Commercial Fixed	June 6, 2008 - August 19, 2009	April 15, 2009 - October 15, 2018		$7,313,206.87
5.61% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018		$55,336.03
5.49% Commercial Fixed	April 17, 2001 - July 15, 2003	April 15, 2009 - October 15, 2018	SEK	196,767,454.61
3.90% Commercial Fixed	April 15, 2005 - July 22, 2005	April 15, 2011 - April 15, 2020	SEK	105,588,490.82
4.30% Commercial Fixed	October 17, 2005 - January 17, 2006	April 15, 2011 - April 15, 2020	SEK	251,052,252.35
3.81% Commercial Fixed	October 26, 2004 - July 22, 2005	April 15, 2009 - October 15, 2018	SEK	236,955,269.65
4.24% Commercial Fixed	October 17, 2005 - January 16, 2006	April 15, 2009 - October 15, 2018	SEK	80,879,517.22
4.57% Commercial Fixed	April 18, 2006 - October 16, 2006	April 15, 2009 - October 15, 2018	SEK	97,775,006.57
5.03% Commercial Fixed	January 15, 2007 - April 16, 2007	April 15, 2009 - October 15, 2018	SEK	25,743,958.89
4.60% Commercial Fixed	April 18, 2006 - October 16, 2006	April 15, 2011 - April 15, 2020	SEK	757,216,832.51
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 - April 15, 2020	SEK	174,610,751.05
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 - April 15, 2020	SEK	346,109,993.46
5.50% Commercial Fixed	August 24, 2004	October 15, 2006 - April 15, 2016		$2,072,369.19
4.42% Commercial Fixed	November 29, 2004 -December 23, 2005	October 15, 2006 - April 15, 2016		€3,005,512.57
5.48% Commercial Fixed	December 23, 2005 - June 29, 2006	October 15, 2006 - April 15, 2016		€2,298,087.33
4.52% Commercial Fixed	July 21, 2004 - October 17, 2005	April 15, 2009 - October 15, 2018		€178,270.76
4.57% Commercial Fixed	April 15, 2005 - January 17, 2006	April 15, 2011 - April 15, 2020		€19,510,978.52
4.76% Commercial Fixed	April 18, 2006 - July 17, 2006	April 15, 2011 - April 15, 2020		€31,328,966.39

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.315% Commercial Fixed	November 1, 2006 - March 20, 2007	April 15, 2007 - October 15, 2015		£2,727,715.27
5.13% Commercial Fixed	October 15, 2006 - March 20, 2007	April 15, 2007 - October 15, 2015		€24,056.07
5.16% Commercial Fixed	October 15, 2006 - April 16, 2007	April 15, 2009 - October 15, 2018		€4,337,905.51
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 - April 15, 2020		€9,751,143.25
6.28% Commercial Fixed	December 21, 2006	April 15, 2007 - April 15, 2016		£66,099.42
6.28% Commercial Fixed	October 16, 2006 - January 15, 2007	April 15, 2009 - October 15, 2018		£10,127.59
6.42% Commercial Fixed	December 15, 2008	April 15, 2011 - April 15, 2020		$8,655,932.71
6.61% Commercial Fixed	July 15, 2002 - April 15, 2004	April 15, 2009 - October 15, 2018		$7,573,739.20
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 - April 15, 2020		$35,130,664.54
5.89% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018		$3,825,558.33
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 - April 15, 2020		$16,573,280.03
5.475% Commercial Fixed	June 27, 2007 - September 27, 2007	October 15, 2007 - October 15, 2015		€57,314.96
5.515% Commercial Fixed	July 24, 2007	April 15, 2009 - October 15, 2018		€2,379,631.76
4.93% Commercial Fixed	April 16, 2007	April 15, 2009 - October 15, 2018		€872,286.72
5.29% Commercial Fixed	June 25, 2007 - July 24, 2007	April 15, 2009 - October 15, 2018	SEK	32,224,801.67
4.64% Commercial Fixed	November 26, 2007 - December 20, 2007	April 15, 2008 - April 15, 2016		$3,558,955.22
3.26% Commercial Fixed	March 19, 2008 - June 17, 2008	April 15, 2008 - April 15, 2016		$1,920,530.81
5.09% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020		$168,978.29
5.51% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020		$201,481.93

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.70% Commercial Fixed	September 15, 2009	April 15, 2011 - April 15, 2020		$131,326.04
5.70% Commercial Fixed	December 15, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018		$5,523,303.57
6.50% Commercial Fixed	April 16, 2007	April 15, 2009 - October 15, 2018		£15,142.85
5.35% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		£3,197,183.72
5.18% Commercial Fixed	May 15, 2007 - October 15, 2007	April 15, 2011 - April 15, 2020		€8,873,757.20
6.66% Commercial Fixed	October 15, 2007	April 15, 2011 - April 15, 2020		$12,255,458.04
6.75% Commercial Fixed	July 31, 2008	April 15, 2011 - April 15, 2020		$26,811,702.84
6.50% Commercial Fixed	September 16, 2008	April 15, 2011 - April 15, 2020		$17,457,499.39
7.89% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020		$6,127,730.18
5.34% Commercial Fixed	May 15, 2007 - October 15, 2007	April 15, 2011 - April 15, 2020	SEK	133,952,462.12
5.64% Commercial Fixed	October 15, 2007	April 15, 2011 - April 15, 2020	SEK	125,010,418.82
6.06% Commercial Fixed	July 31, 2008	April 15, 2011 - April 15, 2020	SEK	257,479,276.17
5.79% Commercial Fixed	September 16, 2008	April 15, 2011 - April 15, 2020	SEK	176,253,941.45
5.45% Commercial Fixed	December 15, 2008	April 15, 2011 - April 15, 2020	SEK	93,125,692.27
5.50% Commercial Fixed	July 31, 2008 - August 18, 2009	April 15, 2009 - October 15, 2018	SEK	242,681,471.16
5.60% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018	SEK	1,764,970.51
5.62% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020	SEK	4,188,708.45
5.335% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020	SEK	3,400,122.75

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.425% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2011 - April 15, 2020	SEK	35,608,875.92
5.80% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018	SEK	132,518,700.75
6.30% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020	SEK	62,404,079.89
5.475% Commercial Fixed	May 20, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020	SEK	47,931,905.49
5.525% Commercial Fixed	December 13,2010 - April 16, 2012	October 15, 2011 - April 15, 2020	SEK	55,045,922.76
5.565% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020	SEK	70,825,032.22
5.595% Commercial Fixed	December 07, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020	SEK	37,208,424.62
5.575% Commercial Fixed	December 13, 2010 - April 16, 2012	October 15, 2011 - April 15, 2020		$2,647,774.93
5.355% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020		$1,712,829.83
5.47% Commercial Fixed	March 8, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020		$2,305,582.46
5.58% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020		$1,116,423.30
5.695% Commercial Fixed	March 8, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020		$1,502,779.75
5.80% Commercial Fixed	December 13, 2010 - April 16, 2012	October 15, 2011 - April 15, 2020		$1,725,821.01
5.905% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		$2,220,533.85
5.68% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		$3,406,769.38
5.775% Commercial Fixed	December 07, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		$1,789,769.98
6.00% Commercial Fixed	December 07, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		$1,166,618.74
5.43% Commercial Fixed	December 07, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		£2,629,906.26

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
1.750% Commercial Fixed	April 15, 2009 - September 11, 2012	April 15, 2011 - April 15, 2020		$1,736,353.87
1.158% Commercial Fixed	April 16, 2012	October 15, 2012 - October 15, 2018		€114,344.78
1.049% Commercial Fixed	October 23, 2009 - March 22, 2011	April 15, 2010 - October 15, 2015		£316,406.24
1.069% Commercial Fixed	March 4, 2009 - March 22, 2011	April 15, 2009 - April 15, 2016		£1,246,117.87
1.671% Commercial Fixed	May 08, 2012 - September 11, 2012	October 15, 2012 - April 15, 2020		£1,044,128.05
1.525% Commercial Fixed	May 08, 2012 - September 11, 2012	April 15, 2011 - April 15, 2020		$2,102,239.97
2.162% Commercial Fixed	October 23, 2009	April 15, 2010 - October 15, 2018	SEK	1,485,650.12
2.287% Commercial Fixed	May 08, 2012 - September 11, 2012	October 15, 2012 - April 15, 2020	SEK	30,727,027.92

Note: —

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the OECD and published on the 14th day of each month. Each CIRR is fixed based on the previous 30-day treasury rate of each currency.

Source: South African National Treasury.

Total External Debt by Currency as of September 30, 2014

Euro		€1,552,603,065
Pound Sterling		£52,539,852
Swedish Krone	SEK	3,816,537,007
U.S. Dollars		$11,160,226,083
Yen		¥60,658,560,000

Source: South African National Treasury.